CONTRACT PROSPECTUS - MAY 1, 2004

Contracts. The contracts described in this prospectus are group deferred variable annuity contracts issued by ING Insurance Company of America (the Company). They are intended to be used as funding vehicles for certain types of retirement plans that qualify for beneficial tax treatment and/or provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (Tax Code).

Why Reading This Prospectus is Important. Before you participate in a contract through your retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer or a trust) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

Table of Contents ... page 3

Investment Options. The contracts offer variable investment options and a fixed interest option. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account I (the separate account), a separate account of the Company. Each subaccount invests in one of the mutual funds (funds) listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Fixed Interest Option. Fixed Plus Account

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the Fixed Plus Account in an appendix to this prospectus.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds is located in the "Investment Options" section of this prospectus on page 13 and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the fund prospectuses for future reference.

Getting Additional Information. You may obtain the May 1, 2004, Statement of Additional Information (SAI) free of charge by indicating your request on your enrollment materials, by calling the Company at 1-800-262-3862 or by writing us at the address listed in the "Questions: Contacting the Company" section of this prospectus. You may also obtain an SAI for any of the funds by calling that number. This prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission (SEC) web site, www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Room. Information on the operations of the SEC Public Reference Room may be obtained by calling 1-202-942-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov or by writing to SEC Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. The SAI table of contents is listed on page 42 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. The contracts are not offered for sale in the state of New York.

CONTRACT PROSPECTUS - MAY 1, 2004 (CONTINUED)

The Funds

AIM V.I. Capital Appreciation Fund (Series I)
AIM V.I. Core Equity Fund (Series I)
AIM V.I. Growth Fund (Series I)
AIM V.I. Premier Equity Fund (Series I)
Calvert Social Balanced Portfolio
EuroPacific Growth Fund® (Class R-4)[4][5]
Evergreen Special Values Fund (Class A)[4]
Fidelity® VIP Contrafund® Portfolio (Initial Class)
Fidelity® VIP Equity-Income Portfolio (Initial Class)
Fidelity® VIP Growth Portfolio (Initial Class)
Franklin Small Cap Value Securities Fund (Class 2)
Hibernia Mid Cap Equity Fund (Class A Shares)[4][5]
ING Aeltus Enhanced Index Portolio (formerly ING DSI Enhanced Index Portfolio) (Service Class)
ING Alger Aggressive Growth Portfolio (Service Class)
ING Alger Growth Portfolio (Service Class)
ING American Century Small Cap Value Portfolio (Service Class)
ING Baron Small Cap Growth Portfolio (Service Class)
ING Goldman Sachs® Capital Growth Portfolio (Service Class)[1]
ING JPMorgan Fleming International Portfolio (Initial Class)
ING JPMorgan Mid Cap Value Portfolio (Service Class)
ING Julius Baer Foreign Portfolio (Class S)[5]
ING MFS Capital Opportunities Portfolio (Initial Class)
ING MFS Global Growth Portfolio (Service Class)
ING OpCap Balanced Value Portfolio (Service Class)
ING PIMCO Total Return Portfolio (Service Class)
ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)
ING Salomon Brothers Fundamental Value Portfolio (Service Class)
ING Salomon Brothers Investors Value Portfolio (Service Class)
ING Stock Index Portfolio (Class I)[5]
ING T. Rowe Price Growth Equity Portfolio (Initial Class)
ING UBS U.S. Allocation Portfolio (formerly ING UBS Tactical Asset Allocation Portfolio) (Service Class)
ING UBS U.S. Large Cap Equity Portfolio (formerly ING MFS Research Equity Portfolio) (Initial Class)
ING Van Kampen Comstock Portfolio (Service Class)
ING VP Balanced Portfolio, Inc. (Class I)[2]
ING VP Bond Portfolio (Class I)[2]

ING VP Financial Services Portfolio (Class I)[5]
ING VP Global Science and Technology Portfolio (formerly ING VP Technology Portfolio) (Class I)[2]
ING VP Growth and Income Portfolio (Class I)[2]
ING VP Growth Portfolio (Class I)[2]
ING VP Index Plus LargeCap Portfolio (Class I)[2]
ING VP Index Plus MidCap Portfolio (Class I)[2]
ING VP Index Plus SmallCap Portfolio (Class I)[2]
ING VP International Equity Portfolio (Class I)[2]
ING VP International Value Portfolio (Class I)[2]
ING VP MagnaCap Portfolio (Class I)[2]
ING VP MidCap Opportunities Portfolio (Class I)[2][3]
ING VP Money Market Portfolio (Class I)[2]
ING VP Real Estate Portfolio (Class I)[5]
ING VP Small Company Portfolio (Class I)[2]
ING VP SmallCap Opportunities Portfolio (Class I)[2]
ING VP Strategic Allocation Balanced Portfolio (Class I)[2]
ING VP Strategic Allocation Growth Portfolio (Class I)[2]
ING VP Strategic Allocation Income Portfolio (Class I)[2]
ING VP Value Opportunity Portfolio (Class I)[2]
Janus Aspen Balanced Portfolio (Institutional Shares)
Janus Aspen Flexible Income Portfolio (Institutional Shares)
Janus Aspen Growth Portfolio (Institutional Shares)
Janus Aspen Mid Cap Growth Portfolio (Institutional Shares)
Janus Aspen Worldwide Growth Portfolio (Institutional Shares)
Lord Abbett Series Fund - Growth and Income Portfolio (Class VC)
Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC)
New Perspective Fund® (Class R-4)[4][5]
Oppenheimer Developing Markets Fund (Class A)[4]
Oppenheimer Global Securities Fund/VA
Oppenheimer Strategic Bond Fund/VA
PIMCO VIT Real Return Portfolio (Administrative Class)[5]
Pioneer Equity Income VCT Portfolio (Class I)
Pioneer Fund VCT Portfolio (Class I)
Pioneer High Yield VCT Portfolio (Class I)[5]
Pioneer Mid Cap Value VCT Portfolio (Class I)
Templeton Global Bond Fund (Class A)[4][5]
The Growth Fund of America® (Class R-4)[4][5]
Wanger Select[5]
Wanger U.S. Smaller Companies[5]
Washington Mutual Investors Fund℠ (Class R-4)[4][5]

---

(1) Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.
(2) Effective May 3, 2004 Class R shares of this fund have been renamed as Class I shares.
(3) Effective April 16, 2004 ING VP Growth Opportunities Portfolio - Class R merged into ING VP MidCap Opportunities Portfolio - Class R.
(4) This fund is available to the general public. See "Additional Risks of Investing in the Funds."
(5) This fund is scheduled to be available on May 10, 2004.

TABLE OF CONTENTS

CONTRACT OVERVIEW

Questions: Contacting the Company. Contact your local representative or write or call the USFS Customer Service Center:

ING
USFS Customer Service
Defined Contribution Administration, TS21
151 Farmington Avenue
Hartford, CT 06156-1277
1-800-262-3862

Sending forms and written requests in good order.

If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order."

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

The following is a summary. Please read each section of this prospectus for additional information.

Who's Who

You (the participant): The individual who participates in the contract through a retirement plan.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer or a trust.

Contract Holder: The person to whom we issue the contract. Generally, the plan sponsor.

We (the Company): ING Insurance Company of America. We issue the contract.

USFS Customer Service Center: The location to which all inquiries, transactions and requests should be addressed. The address is: ING USFS Customer Service, Defined Contribution Administration, TS21, 151 Farmington Avenue, Hartford, CT 06156-1277.

For greater detail please review "Contract Ownership and Rights" and "Contract Purchase and Participation."

The Contract and Your Retirement Plan

Retirement Plan (plan): A plan sponsor has established a plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan.

Plan Type: We refer to the plan by the Tax Code section under which it qualifies. For example: a "403(b) plan" is a plan that qualifies for tax treatment under Tax Code section 403(b). To learn which Tax Code section applies to your plan, contact your plan sponsor, your local representative or the Company.

Use of an Annuity Contract in your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 403(b) retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. However, annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) which may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See "Contract Purchase or Participation."

Contract Rights

Rights under the contract, and who may exercise those rights, may vary by plan type. Also, while the contract may reserve certain rights for the contract holder, the contract holder may permit you to exercise those rights through the plan.

Contract Facts

Free Look/Right to Cancel: Contract holders may cancel the contract no later than 10 days after they receive the contract (or a longer period if required by state law). Participants in 403(b) plans or in some plans under 401(a) may cancel their participation in the contract no later than 10 days after they receive evidence of participation in the contract (or a longer period if required by state law). See "Right to Cancel."

Death Benefit: A beneficiary may receive a benefit in the event of your death prior to the income phase. Death benefits during the income phase depend on the payment option selected. See "Death Benefit" and "The Income Phase."

Withdrawals: During the accumulation phase, the contract holder, or you if permitted by the plan, may withdraw all or part of your account value. The Tax Code may impose restrictions on withdrawals from plans, which may vary. In addition, the contract holder, or you if permitted by the plan, may have the right to withdraw all or part of your account value during the income phase. Amounts withdrawn may be subject to tax withholding and taxation. See "Withdrawals," "Taxation," and "The Income Phase."

Systematic Distribution Options: These allow the contract holder, or you if permitted by the plan, to receive regular payments from your account, while retaining the account in the accumulation phase. See "Systematic Distribution Options."

Fees: Certain fees are deducted from your account value. In addition, we reserve the right to deduct premium taxes from your account value or from payments to the account at any time, but not before there is a tax liability under state law. See "Fee Table" and "Fees."

Taxation: Amounts you receive in a distribution will be generally included in your gross income and will be subject to taxation. Tax penalties may apply in some circumstances. See "Taxation."

Contract Phases

I. The Accumulation Phase (accumulating retirement benefits)

STEP 1: You or the contract holder provide ING Insurance Company of America with your completed enrollment materials.

According to the plan, we set up one or more accounts for you. We may set up account(s) for employer contributions and/or for contributions from your salary.

STEP 2: The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the following:

(a) Fixed Interest Option, or

(b) Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account I. Each one invests in a specific mutual fund.)


Payments to Your Account
Step 1
ING Insurance Company of America
(a)
Step 2
(b)
Fixed Interest Option
Variable Annuity Account I
Variable Investment Options
The Subaccounts
A
B
Etc.
Step 3
Mutual Fund A
Mutual Fund B
Etc.

STEP 3: The subaccount(s) selected purchases shares of its corresponding fund.

II. The Income Phase The contract offers several payment options. See "The Income Phase." In general, you may:

- Receive income phase payments over a lifetime or for a specified period;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an option that provides a death benefit to beneficiaries; and
- Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

FEE TABLE

In This Section:
- Maximum Contract Holder Transaction Expenses
- Separate Account Annual Expenses
- Total Annual Fund Operating Expenses
- Fees Deducted by the Funds
- Hypothetical Examples

See "Fees" for:
- How, When and Why Fees are Deducted
- Reduction, Waiver and/or Elimination of Certain Fees
- Premium and Other Taxes

See "The Income Phase" for:
- Fees During the Income Phase

The following tables describe the fees and expenses that you will pay when buying, owning, and withdrawing from your contract. State premium taxes may also be deducted. See "The Income Phase" for fees that may apply after you begin receiving payments under the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, withdraw from the contract, take a loan from the contract or transfer cash value between investment options.

Maximum Contract Holder Transaction Expenses

Loan Interest Rate Spread*	3.0%

* This is the difference between the rate charged and the rate credited on loans under your contract. See "Loans". Currently the loan interest rate spread is 2.5%; however, we reserve the right to apply a spread of up to 3.0%.

The following table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Separate Account Annual Expenses
(as a percentage of average account value)

Maximum Mortality and Expense Risk Charge	1.00%[1]
Administrative Expense Charge	0.00% - 0.25%[2]
Total Separate Account Annual Expenses	1.00% - 1.25%

[1] This is the maximum mortality and expense risk charge during the accumulation phase. This charge may be waived, reduced or eliminated in certain circumstances. See "Fees - Mortality and Expense Risk Charge."

[2] We currently do not impose an administrative expense charge; however, we reserve the right to charge not more than 0.25% on an annual basis from the subaccounts. See "Fees - Administrative Expense Charge."

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Minimum	Maximum
Total Annual Fund Operating Expenses* (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	0.28%	1.81%

* After taking into account any fee waiver or expense reimbursement arrangements, the minimum and maximum total fund operating expenses would be the same as those shown above.

Fees Deducted by the Funds

Using this Information. The following table shows the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Fees" section of this prospectus, and the fund prospectus for additional information.

How Fees are Deducted. Fund fees are not deducted from account values. Instead, fees are deducted from the value of the fund shares on a daily basis, which in turn will affect the value of each subaccount on a daily basis. The fees and expense information shown in the following table was provided by the funds. Except as noted below, the following figures are a percentage of the average net assets of each fund, and are based on figures for the year ended December 31, 2003. There is no guarantee that actual expenses will be the same as those shown in the table.

Fund Expense Table[1]

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
AIM V.I. Capital Appreciation Fund (Series I)	0.61%	--	0.24%	0.85%	--	0.85%
AIM V.I. Core Equity Fund (Series I)	0.61%	--	0.20%	0.81%	--	0.81%
AIM V.I. Growth Fund (Series I) [2]	0.63%	--	0.27%	0.90%	--	0.90%
AIM V.I. Premier Equity Fund (Series I)	0.61%	--	0.24%	0.85%	--	0.85%
Calvert Social Balanced Portfolio [3]	0.70%	--	0.23%	0.93%	--	0.93%
EuroPacific Growth Fund® (Class R-4)[4][5]	0.46%	0.25%	0.25%	0.96%	--	0.96%
Evergreen Special Values Fund (Class A)[6][7]	0.80%	0.30%	0.28%	1.38%	--	1.38%
Fidelity® VIP Contrafund® Portfolio (Initial Class)	0.58%	--	0.09%	0.67%	--	0.67%
Fidelity® VIP Equity-Income Portfolio (Initial Class)	0.48%	--	0.09%	0.57%	--	0.57%
Fidelity® VIP Growth Portfolio (Initial Class)	0.58%	--	0.09%	0.67%	--	0.67%
Franklin Small Cap Value Securities Fund (Class 2) [8]	0.57%	0.25%	0.19%	1.01%	--	1.01%
Hibernia Mid Cap Equity Fund (Class A Shares)[9]	0.75%	0.25%	0.55%	1.55%	--	1.55%
ING Aeltus Enhanced Index Portfolio (Service Class) [10]	0.60%	--	0.45%	1.05%	--	1.05%
ING Alger Aggressive Growth Portfolio (Service Class) [10]	0.85%	--	0.45%	1.30%	--	1.30%
ING Alger Growth Portfolio (Service Class) [10]	0.80%	--	0.45%	1.25%	--	1.25%
ING American Century Small Cap Value Portfolio (Service Class) [10][11]	1.00%	--	0.65%	1.65%	0.10%	1.55%
ING Baron Small Cap Growth Portfolio (Service Class) [10][11]	0.85%	--	0.65%	1.50%	0.05%	1.45%
ING Goldman Sachs® Capital Growth Portfolio (Service Class) [10]	0.85%	--	0.45%	1.30%	--	1.30%
ING JPMorgan Fleming International Portfolio (Initial Class)	0.80%	--	0.20%	1.00%	--	1.00%
ING JPMorgan Mid Cap Value Portfolio (Service Class) [10]	0.75%	--	0.60%	1.35%	--	1.35%
ING Julius Baer Foreign Portfolio (Class S) [12][13]	1.00%	--	0.25%	1.25%	--	1.25%
ING MFS Capital Opportunities Portfolio (Initial Class)	0.65%	--	0.25%	0.90%	--	0.90%

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
ING MFS Global Growth Portfolio (Service Class) [10]	0.60%	--	0.85%	1.45%	--	1.45%
ING OpCap Balanced Value Portfolio (Service Class) [10]	0.80%	--	0.45%	1.25%	--	1.25%
ING PIMCO Total Return Portfolio (Service Class) [10]	0.50%	--	0.60%	1.10%	--	1.10%
ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)	0.70%	--	0.13%	0.83%	--	0.83%
ING Salomon Brothers Fundamental Value Portfolio (Service Class) [10]	0.90%	--	0.45%	1.35%	--	1.35%
ING Salomon Brothers Investors Value Portfolio (Service Class) [10]	0.80%	--	0.45%	1.25%	--	1.25%
ING Stock Index Portfolio (Class I) [14][15][16]	0.27%	--	0.01%	0.28%	--	0.28%
ING T. Rowe Price Growth Equity Portfolio (Initial Class)	0.60%	--	0.15%	0.75%	--	0.75%
ING UBS U.S. Allocation Portfolio (Service Class) [10][17]	0.85%	--	0.45%	1.30%	--	1.30%
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)	0.70%	--	0.15%	0.85%	--	0.85%
ING Van Kampen Comstock Portfolio (Service Class) [10][11]	0.60%	--	0.60%	1.20%	0.07%	1.13%
ING VP Balanced Portfolio, Inc. (Class I) [18]	0.50%	--	0.10%	0.60%	--	0.60%
ING VP Bond Portfolio (Class I) [18]	0.40%	--	0.10%	0.50%	--	0.50%
ING VP Financial Services Portfolio (Class I) [19][20][21]	0.75%	--	0.15%	0.90%	--	0.90%
ING VP Global Science and Technology Portfolio (Class I) [18][22]	0.95%	--	0.15%	1.10%	--	1.10%
ING VP Growth and Income Portfolio (Class I) [18]	0.50%	--	0.10%	0.60%	--	0.60%
ING VP Growth Portfolio (Class I) [18][22]	0.60%	--	0.11%	0.71%	--	0.71%
ING VP Index Plus LargeCap Portfolio (Class I) [18][22]	0.35%	--	0.08%	0.43%	--	0.43%
ING VP Index Plus MidCap Portfolio (Class I) [18][22]	0.40%	--	0.10%	0.50%	--	0.50%
ING VP Index Plus SmallCap Portfolio (Class I) [18][22]	0.40%	--	0.16%	0.56%	--	0.56%
ING VP International Equity Portfolio (Class I) [18][22]	0.85%	--	0.53%	1.38%	--	1.38%
ING VP International Value Portfolio (Class I) [23][24][25]	1.00%	--	0.45%	1.45%	--	1.45%
ING VP MagnaCap Portfolio (Class I) [23][24][25][26]	0.75%	--	0.39%	1.14%	--	1.14%
ING VP MidCap Opportunities Portfolio (Class I) [23][24][25]	0.75%	--	0.46%	1.21%	0.31%	0.90%
ING VP Money Market Portfolio (Class I) [18]	0.25%	--	0.10%	0.35%	--	0.35%
ING VP Real Estate Portfolio (Class I) [19][20][21]	0.80%	--	0.45%	1.25%	0.20%	1.05%
ING VP Small Company Portfolio (Class I) [18][22]	0.75%	--	0.10%	0.85%	--	0.85%
ING VP SmallCap Opportunities Portfolio (Class I) [23][24][25]	0.75%	--	0.32%	1.07%	--	1.07%

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
ING VP Strategic Allocation Balanced Portfolio (Class I) [18][22]	0.60%	--	0.14%	0.74%	--	0.74%
ING VP Strategic Allocation Growth Portfolio (Class I) [18][22]	0.60%	--	0.15%	0.75%	--	0.75%
ING VP Strategic Allocation Income Portfolio (Class I) [18][22]	0.60%	--	0.14%	0.74%	--	0.74%
ING VP Value Opportunity Portfolio (Class I) [18][22]	0.60%	--	0.10%	0.70%	--	0.70%
Janus Aspen Balanced Portfolio (Institutional Shares)	0.65%	--	0.02%	0.67%	--	0.67%
Janus Aspen Flexible Income Portfolio (Institutional Shares)	0.60%	--	0.04%	0.64%	--	0.64%
Janus Aspen Growth Portfolio (Institutional Shares)	0.65%	--	0.02%	0.67%	--	0.67%
Janus Aspen Mid Cap Growth Portfolio (Institutional Shares)	0.65%	--	0.02%	0.67%	--	0.67%
Janus Aspen Worldwide Growth Portfolio (Institutional Shares)	0.65%	--	0.06%	0.71%	--	0.71%
Lord Abbett Series Fund, Inc. - Growth and Income Portfolio (Class VC)	0.50%	--	0.35%	0.85%	--	0.85%
Lord Abbett Series Fund, Inc. - Mid-Cap Value Portfolio (Class VC)	0.75%	--	0.33%	1.08%	--	1.08%
New Perspective Fund® (Class R-4) [27][28]	0.40%	0.25%	0.23%	0.88%	--	0.88%
Oppenheimer Developing Markets Fund (Class A) [29]	0.97%	0.24%	0.60%	1.81%	--	1.81%
Oppenheimer Global Securities Fund/VA	0.63%	--	0.04%	0.67%	--	0.67%
Oppenheimer Strategic Bond Fund/VA	0.72%	--	0.03%	0.75%	--	0.75%
PIMCO VIT - Real Return Portfolio [30]	0.25%	--	0.41%	0.66%	--	0.66%
Pioneer Equity Income VCT Portfolio (Class I)	0.65%	--	0.13%	0.78%	--	0.78%
Pioneer Fund VCT Portfolio (Class I)	0.65%	--	0.11%	0.76%	--	0.76%
Pioneer High Yield VCT Portfolio (Class I)	0.65%	--	0.24%	0.89%	--	0.89%
Pioneer Mid Cap Value VCT Portfolio (Class I)	0.65%	--	0.11%	0.76%	--	0.76%
Templeton Global Bond Fund (Class A) [31]	0.48%	0.25%	0.37%	1.10%	--	1.10%
The Growth Fund of America® (Class R-4) [32]	0.31%	0.25%	0.18%	0.74%	--	0.74%
Wanger Select	0.95%	--	0.20%	1.15%	--	1.15%
Wanger U.S. Smaller Companies	0.93%	--	0.06%	0.99%	--	0.99%
Washington Mutual Investors Fund℠ (Class R-4) [33][34]	0.29%	0.25%	0.20%	0.74%	--	0.74%

Footnotes to "Fund Expense Table"

(1)   The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in this Fund Expense Table and the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above. See "Fees – Fund Expenses" for additional information.

(2)   As a result of a reorganization of another fund into the Fund, which occurred on April 30, 2004, the Fund's Total Annual Operating Expenses have been restated to reflect current expenses.

(3)   Expenses are based on the Portfolio's most recent fiscal year. Management fees include the Subadvisory fees paid by the Advisor (Calvert Asset Managements Company, Inc.) and the administrative fee paid by the portfolio to Calvert Administrative Services Company, an affiliate of the Advisor.

(4) Annual fund operating expenses shown in the table above are annualized based on the fund's fiscal year ended March 31, 2003. 12b-1 fees may not exceed 0.50% for Class R-4 of the class' average net assets annually. A portion of the fund's expenses may be used to pay third parties (including affiliates of the fund's investment adviser) that provide recordkeeping services to retirement plans invested in the fund.

(5) During the start-up period for Class R-4, Capital Research and Management Company voluntarily agreed to pay a portion of the fees relating to transfer agent services. The reimbursement for Class R-4 shares did not change the net expenses reported in the table above for this share class.

(6) Expense information listed above is for the fiscal year ended July 31, 2003. Expenses shown in the table above do not reflect that the Fund's investment advisor has agreed to contractually waive the management fee and/or reimburse expenses for a period of one year beginning in July 2003 in order to limit Total Annual Fund Operating Expenses so that they do not exceed, in the aggregate, 1.36%. The amount waived and/or reimbursed in the latest fiscal year was 0.02%.

(7) The Fund's investment advisor may voluntarily waive its fees and/or reimburse the Fund for certain other of its expenses in order to reduce expense ratios. Amounts waived and/or reimbursed may be recouped up to a period of three years following the end of the fiscal year in which the fee waivers and/or expense reimbursements were made. The Fund's investment advisor may cease these voluntary waivers and/or reimbursements at any time. The Annual Fund Operating Expenses listed above do not reflect voluntary fee waivers and/or expense reimbursements. Including current voluntary fee waivers and/or expense reimbursements, Total Fund Operating Expenses were 1.26% for Class A.

(8) The Fund's Class 2 distribution plan or "Rule 12b-1 plan" is described in the Fund's prospectus. While the maximum amount payable under the Fund's Class 2 Rule 12b-1 plan is 0.35% per year of the Fund's Class 2 average annual net assets, the Fund's Board of Trustees has set the current rate at 0.25% per year. The Fund's manager has agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Fund's Board of Trustees and an order of the Securities and Exchange Commission. The reduction for the Fund's last fiscal year end which is not reflected in the table above was 0.02%.

(9) The fees and expenses shown in the table above are based on the fiscal year ended August 31, 2003.

(10) Other Expenses shown in the above table include a Shareholder Services fee of 0.25%.

(11) The Administrator of the Fund has contractually agreed to waive all or a portion of its administrative services fees and/or reimburse administrative expenses for the American Century Small Cap Value, the Baron Small Cap Growth, and the Van Kampen Comstock Portfolios so that the Total Net Fund Annual Operating Expenses for these Portfolios shall not exceed 1.55%, 1.45%, and 1.13%, respectively, through April 30, 2005. Without this waiver, the Total Net Fund Annual Operating Expenses would be 1.65% for American Century Small Cap Value, 1.50% for Baron Small Cap Growth and 1.20% for Van Kampen Comstock.

(12) The table above shows the estimated operating expenses for Class S Shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates, unless otherwise noted, are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any. Other Expenses shown in the table above includes a Shareholder Service Fee of 0.25%.

(13) Through a "bundled fee" arrangement, Directed Services, Inc. (DSI), the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolios would bear any extraordinary expenses.

(14) The table above shows the estimated operating expenses for Class I Shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates, unless otherwise noted, are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any.

(15) Through a "bundled fee" arrangement, Directed Services, Inc. (DSI), the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolios would bear any extraordinary expenses.

(16) Because the Portfolio is new, expenses, shown above, are estimated.

(17) Management/(Advisory) Fees have been restated to reflect a decrease from 0.90% to 0.85% effective May 1, 2004.

(18) The table above shows the estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year and fee waivers to which the Portfolio's investment adviser has agreed for each Portfolio.

(19) The above table shows the estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. With the exception of the ING VP Financial Services and ING VP Real Estate Portfolios these estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which the Portfolio's investment adviser has agreed for each Portfolio. For the ING VP Financial Services and ING VP Real Estate Portfolios, which had not commenced operations prior to December 31, 2003, the Portfolio's fiscal year end, expenses are based on estimated amounts for the current year.

(20) ING Funds Services, LLC receives an annual administration fee equal to 0.10% of average daily net assets which is included in Other Expenses in the above table. For the ING VP Financial Services and ING VP Real Estate Portfolio, which had not commenced operations prior to December 31, 2003, the Portfolio's fiscal year end, Other Expenses are based on estimated amounts for the current fiscal year. For all other Portfolios estimated Other Expenses are based on each Portfolio's actual Other Expenses for its most recently completed fiscal year.

(21) ING Investments, LLC, the investment adviser to each Portfolio, has entered into a written expense limitation agreement with each Portfolio under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by the adviser within three years. For each

Portfolio except ING VP MidCap Opportunities and ING VP Real Estate Portfolios, the expense limits will continue through at least December 31, 2004. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by the adviser which is not reflected in the above table was 0.10% for ING VP Financial Services Portfolio; 0.45% for ING VP International Value Portfolio; 0.24% for ING VP MagnaCap Portfolio; and 0.17% for ING VP SmallCap Opportunities Portfolio. For ING VP MidCap Opportunities and ING VP Real Estate Portfolios, the expense limits will continue through at least December 31, 2005. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(22)   ING Investments, LLC, the investment adviser to each Portfolio, entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolios, excluding interest, brokerage and extraordinary expenses, subject to possible recoupment by the adviser within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by the adviser was 0.23% for ING VP International Equity Portfolio; 0.04% for ING VP Strategic Allocation Balanced Portfolio and 0.09% for ING VP Strategic Allocation Income Portfolio. For each Portfolio, the expense limits will continue through at least December 31, 2004. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(23)   The above table shows the estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which the Portfolio's investment adviser has agreed for each Portfolio.

(24)   ING Funds Services, LLC receives an annual administration fee equal to 0.10% of average daily net assets which is included in Other Expenses in the above table. For all other Portfolios estimated Other Expenses are based on each Portfolio's actual Other Expenses for its most recently completed fiscal year.

(25)   ING Investments, LLC, the investment adviser to each Portfolio, has entered into a written expense limitation agreement with each Portfolio under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by the adviser within three years. For each Portfolio except ING VP MidCap Opportunities, the expense limits will continue through at least December 31, 2004. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by the adviser which is not reflected in the above table was 0.24% for ING VP MagnaCap Portfolio; and 0.17% for ING VP SmallCap Opportunities Portfolio. For ING VP MidCap Opportunities, the expense limits will continue through at least December 31, 2005. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(26)   Other Expenses, Total Annual Fund Operating Expenses and Net Annual Fund Operating Expenses in the above table exclude a one-time merger fee of 0.05% incurred in connection with the merger of another investment company into ING VP MagnaCap Portfolio.

(27)   Annual fund operating expenses shown in the table above are based on the fund's fiscal year ended September 30, 2003. 12b-1 fees may not exceed 0.50% for Class R-4 of the class' average net assets annually. A portion of the fund's expenses may be used to pay third parties (including affiliates of the fund's investment adviser) that provide recordkeeping services to retirement plans invested in the fund.

(28)   During the start-up period for Class R-4, Capital Research and Management Company voluntarily agreed to pay a portion of the fees relating to transfer agent services. Including the reimbursement of 0.01% for Class R-4 shares, the net expenses reported in the table above would be 0.87%.

(29)   The fees and expenses in the table above are based on the Fund's expenses during its fiscal year ended August 31, 2003. Expenses may vary in future years. Other Expenses include transfer agent fees, custodial fees, and accounting and legal expenses that the Fund pays. The Other Expenses in the table are based on, among other things, the fees the Fund would have paid if the transfer agent had not waived a portion of its fee under a voluntary undertaking to the Fund to limit these fees to 0.35% of average daily net assets per fiscal year. That undertaking may be amended or withdrawn at any time. After the waiver, the actual Other Expenses and Total Fund Annual Operating Expenses as percentages of average daily net assets were 0.55% and 1.76% for Class A shares.

(30)   Ratio of expenses to average net assets excluding interest expense is 0.65%. Interest expense is generally incurred as a result of investment management activities.

(31)   The fees and expenses shown in the table above are based on the fiscal year ended August 31, 2003.

(32)   Annual fund operating expenses shown in the table above are based on the fund's fiscal year ended August 31, 2003. 12b-1 fees may not exceed 0.50% for Class R-4 of the class' average net assets annually. A portion of the fund's expenses may be used to pay third parties (including affiliates of the fund's investment adviser) that provide recordkeeping services to retirement plans invested in the fund.

(33)   Annual fund operating expenses shown in the table above are annualized based on the fund's fiscal year ended April 30, 2003. 12b-1 fees may not exceed 0.50% for Class R-4 of the class' average net assets annually. A portion of the fund's expenses may be used to pay third parties (including affiliates of the fund's investment adviser) that provide recordkeeping services to retirement plans invested in the fund.

(34)   During the start-up period for Class R-4, Capital Research and Management Company voluntarily agreed to pay a portion of the fees relating to transfer agent services. Including the reimbursement of 0.01% for Class R-4 shares, the net expenses reported in the table above would be 0.73% for Class R-4 shares.

Hypothetical Examples

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include the maximum separate account annual expenses, and the fund fees and expenses as described below.

<u>*Example 1*</u>*:* The following Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the **maximum** fees and expenses of any of the funds as listed in the "Total Annual Fund Operating Expenses" column in the Fund Expense Table above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

<u>**1 Year**</u>	<u>**3 Years**</u>	<u>**5 Years**</u>	<u>**10 Years**</u>
$309	$945	$1,606	$3,374

<u>*Example 2*</u>*:* The following Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the **minimum** fees and expenses of any of the funds as listed in the "Total Annual Fund Operating Expenses" column in the Fund Expense Table above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

<u>**1 Year**</u>	<u>**3 Years**</u>	<u>**5 Years**</u>	<u>**10 Years**</u>
$156	$483	$834	$1,824

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix IV we provide condensed financial information about the Variable Annuity Account I (the separate account) subaccounts you may invest in through the Contract. The numbers show the year-end unit values in each subaccount from the date of first availability.

INVESTMENT OPTIONS

The contract offers variable investment options and a fixed interest option. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account I (the separate account), a separate account of the Company. Earnings on amounts invested in the subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Fund Descriptions. We provide brief descriptions of the funds in Appendix III. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, by calling the Company at the telephone number listed in "Contract Overview – Questions," by accessing the SEC's web site, or by contacting the SEC Public Reference Room.

Fixed Interest Option. For a description of the Fixed Plus Account, see Appendix I.

Selecting Investment Options

- **Choose options appropriate for you.** Your local representative can help you evaluate which investment options may be appropriate for your financial goals.

- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.

- **Be informed.** Read this prospectus, the fund prospectuses and the Fixed Plus Account appendix.

Limits on Option Availability. Some investment options may not be available through certain contracts and plans or in some states. We may add, withdraw or substitute investment options, subject to the conditions in the contract and in compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced.

Limits on Number of Options Selected. Generally, the contract holder, or you if permitted by the plan, may select no more than 18 investment options at one time during the accumulation phase of your account. If you have an outstanding loan (403(b) and some 401(a) plans only), you may currently make a total of 18 cumulative selections over the life of the account. Each subaccount and the Fixed Plus Account counts toward these limits. If you have a loan on the account, each option counts toward the limit, even after the full value is transferred to other options.

Limits Imposed by the Underlying Fund. Orders for the purchase of fund shares may be subject to acceptance by the fund. We reserve the right to reject, without prior notice, any allocation of payments to a subaccount if the subaccount's investment in the corresponding fund is not accepted by the fund for any reason.

Additional Risks of Investing in the Funds.

Insurance-Dedicated Funds. (Mixed and Shared Funding) Most of the funds described in this prospectus are available only to insurance companies for their variable contracts. Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

➢ Mixed–bought for annuities and life insurance
➢ Shared–bought by more than one company

Public Funds. The following funds, which the subaccounts buy for variable annuity contracts, are also available to the general public:

➢ EuroPacific Growth Fund® (Class R-4)
➢ Evergreen Special Values Fund (Class A)
➢ Hibernia Mid Cap Equity Fund (Class A)
➢ New Perspective Fund® (Class R-4)
➢ Oppenheimer Developing Markets Fund (Class A)
➢ Templeton Global Bond Fund (Class A)
➢ The Growth Fund of America® (Class R-4)
➢ Washington Mutual Investors Fund^{SM} (Class R-4)

Possible Conflicts of Interest. With respect to the insurance-dedicated funds and the public funds, it is possible that a conflict of interest may arise due to mixed and shared funding. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts which may arise and to determine what action, if any, should be taken to address such conflicts. With respect to both the public funds and the insurance-dedicated funds, in the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of Variable Annuity Account I from participation in the funds which are involved in the conflict.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase and the income phase, the contract holder, or you if permitted by the plan, may transfer amounts among investment options. Transfers from the Fixed Plus Account are restricted as outlined in Appendix I and the contract. Transfers may be requested in writing, by telephone or, where available, electronically. Transfers must be made in accordance with the terms of the contract.

Value of Transferred Dollars. The value of amounts transferred in or out of subaccounts will be based on the subaccount unit values next determined after we receive your request in good order at our USFS Customer Service Center, or if you are participating in the dollar cost averaging program, after your scheduled transfer.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions, (including, but not limited to, internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent or Disruptive Transfers. The contracts are not designed to serve as vehicles for frequent transfers. Frequent transfer activity can adversely affect fund performance, disrupt fund management strategies and increase fund expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contracts.

We monitor transfer activity and reserve the right to take any necessary action if an individual's or organization's transfer activity:

- Exceeds our then-current monitoring standard for excessive trading;
- Is identified as problematic by an underlying fund;
- Is determined, in our sole discretion, to be not in the best interests of other contract owners or participants; or
- Is determined, in our sole discretion, to be disruptive due to the excessive dollar amounts involved.

Such actions may include, but are not limited to, the suspension of transfer privileges via facsimile, telephone, email and internet, and the limiting of transfer privileges to submission by mail. We will notify you in writing if we take any of these actions.

Our current definition of excessive trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs and transfers involving certain de minimis amounts when determining whether trading activity is excessive. We reserve the right to modify our general standard, or the standard as it may apply to a particular fund, in our sole discretion and without notice, based upon, among other factors, the best interest of contract holders, participants and fund investors, fund management considerations and state or federal regulatory developments.

We also reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market-timing organization or individual or other party authorized to give transfer instructions on behalf of multiple contract owners or participants. Such restrictions may include:

- Not accepting transfer instructions from an agent acting on behalf of more than one contract owner or participant; and
- Not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one contract owner or participant at a time.

The Company does not allow waivers to our excessive trading policy. Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity.

Limits Imposed by the Funds. Orders for the purchase of fund shares may be subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation of a premium payment to a sub-account if the sub-account's investment in its corresponding fund is not accepted by the fund for any reason.

The Dollar Cost Averaging Program. Certain contracts allow you to participate in our dollar cost averaging program. There is no additional charge for this service. Dollar cost averaging is a system of investing that buys fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts that you select. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or call the Company at the number listed in "Contract Overview–Questions."

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts available for purchase are group deferred variable annuity contracts that the Company offers in connection with plans established by eligible organizations under Tax Code sections 401(a) and 403(b).

Purchasing the Contract.

1. The contract holder submits the required forms and application to the Company.
2. We approve the forms and issue a contract to the contract holder.

Participating in the Contract.

1. We provide you with enrollment materials for completion and return to us (occasionally enrollment is conducted by someone unaffiliated with us who is assisting the contract holder).
2. If your enrollment materials are complete and in good order, we establish one or more accounts for you. Under certain plans we establish an employee account for contributions from your salary and an employer account for employer contributions.

Acceptance or Rejection. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. Under limited circumstances, we may also agree, for a particular plan, to hold purchase payments for longer periods with the permission of the contract holder. If we agree to do this, we will deposit the purchase payments in the ING VP Money Market Portfolio subaccount until the forms are completed (or for a maximum of 105 days). If we reject the application or enrollment, we will return the forms and any purchase payments.

Methods of Purchase Payment. The contract may allow one or more of the following purchase payment methods:

➢ Lump-sum payments–A one-time payment to your account in the form of a transfer from a previous plan; and/or
➢ Installment payments–More than one payment made over time to your account.

The plan and the contract may have certain rules or restrictions that apply to use of these two methods. For example, we may require that installment payments meet certain minimums.

Allocation of Purchase Payments. The contract holder or you, if the contract holder permits, directs us to allocate initial contributions to the investment options available under the plan. Generally, you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. See "Investment Options" and "Transfers."

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. See "Taxation."

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contract should be discussed with your financial representative, making sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur. You should pay attention to the following issues, among others:

(1) **Long-Term Investment** – This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.

(2) **Investment Risk** – The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in.

(3) **Features and Fees** – The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.

(4) **Exchanges** – If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. This is the person or entity to whom we issue the contract.

Who Owns Money Accumulated Under the Contract? Under the contract, we may establish one or more accounts for you. Generally, we establish an employee account to receive salary reduction and rollover amounts and an employer account to receive employer contributions. You have the right to the value of your employee account and any employer account to the extent that you are vested under the plan as interpreted by the contract holder.

Who Holds Rights Under the Contract? The contract holder holds all rights under the contract. The contract holder may permit you to exercise some of those rights. For example, the contract holder may allow you to choose investment options. For additional information about the respective rights of the contract holder and participants, see Appendix II.

RIGHT TO CANCEL

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within 10 days (or a longer period if required by state law) after the contract holder's receipt of the contract.

If you wish to cancel participation in the contract and are allowed to do so under the contract and the plan, you must send the document evidencing your participation and a written notice of cancellation to the Company within 10 days (or a longer period if required by state law) after you receive confirmation of your participation in the contract.

Refunds. We will produce a refund not later than seven days after we receive the required documents and written notice in good order at our USFS Customer Service Center. The refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested.   Any mortality and expense risk charges and administrative expense charges (if any) deducted during the period you held the contract will not be returned. In certain states, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

FEES

The following repeats and adds to information provided in the "Fee Table" section. Please review both this section and the "Fee Table" section for information on fees.

Fees Deducted from the Subaccounts

Mortality and Expense Risk Charge

Maximum Amount. 1.00% annually of your account value invested in the subaccounts during the accumulation phase and 1.25% annually of your account value invested in the subaccounts during the income phase.

When/How. This fee is deducted daily from the subaccounts. We do not deduct this from the Fixed Plus Account.

Purpose. This fee compensates us for the mortality and expense risks we assume under the contracts.

➢ The mortality risks are those risks associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefits and other payments we make to owners or beneficiaries of the accounts.
➢ The expense risk is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this fee.

Reduction. We may reduce the mortality and expense risk charge from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder in writing. Some contracts have a reduced mortality and expense risk charge only during the accumulation phase of the account which then increases during the income phase (but not beyond the maximum amount). Any reduction will reflect differences in expenses for administration based on such factors as:

➢ The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
➢ The size of the prospective group, projected annual number of eligible participants and the program's participation rate;
➢ The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals, loans and available investment options, which in turn lowers administrative expenses);
➢ The frequency, consistency and method of submitting payments and loan repayments;

Types of Fees

There are certain types of fees or charges which you may incur under the contract:

➢ **Fees Deducted from the Subaccounts**
  • Mortality and Expense Risk Charge
  • Administrative Expense Charge
➢ **Fund Expenses**
➢ **Premium and Other Taxes**

- The method and extent of onsite services we provide and the contract holder's involvement in services such as enrollment and ongoing participant services;
- The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
- The projected frequency of distributions; and
- The type and level of other factors that affect the overall administrative expense.

We will determine any reduction of mortality and expense risk on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time.

Administrative Expense Charge

Maximum Amount. We currently do not impose this fee. However, we reserve the right to charge an administrative expense charge of up to 0.25% annually of your account value invested in the subaccounts.

When/How. If charged, this fee is deducted daily from the subaccounts. We will not deduct this from the Fixed Plus Account. This fee may be assessed during the accumulation phase and the income phase. If we are imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply to you during the entire income phase.

Purpose. This fee helps defray our administrative expenses that cannot be covered by the mortality and expense charge described above. The fee is not intended to exceed our average expected cost of administering the contracts. We do not expect to make a profit from this fee.

Reduction. If we charge the administrative expense charge, we may reduce it from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder, in writing. The level of the fee may be reassessed and increased or decreased at each contract anniversary as the characteristics of the group change.

Fund Expenses

Amount. Each fund determines its own advisory fee, service fees or 12b-1 fees (if applicable) and other expenses. Service fees and 12b-1 fees are generally deducted from fund assets in order to pay for the servicing or distribution of fund shares. If a fund has such fees, some or all of such fees may be remitted to the Company as compensation for distribution or shareholder services performed by the Company with respect to the use of the funds as investment options under the contracts. The Fund Expense Table in this prospectus identifies which funds have service fees or 12b-1 fees.

In addition, to any service fees or 12b-1 fees that the Company may receive from a fund or its affiliate, the Company also receives compensation from certain funds or their affiliates for administrative, recordkeeping or other services provided by the Company to the fund or the fund affiliates. Such additional payments do not increase, directly or indirectly, the fund's fees and expenses. As of December 31, 2003, the amount of such additional payments ranged up to 0.425% annually for affiliated funds, and 0.25% annually for unaffiliated funds, of the average net assets held in a fund by the Company. For the AIM Funds, payments for administrative, recordkeeping or other services provided by the Company may be paid out of fund assets in an amount up to 0.25% annually. For a list of fund fees, see "Fee Table." The fees are described in more detail in each fund prospectus.

For a list of fund fees, see "Fee Table." The fees are described in more detail in each fund prospectus.

When/How. Fund fees are not deducted from your account. Fund advisory fees and expenses are reflected in the daily value of the fund shares, which will in turn affect the daily value of each subaccount.

Purpose. These amounts help to pay the fund's investment advisor and operating expenses.

Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. We will not deduct a charge for municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. See "Taxation."

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:

➢ Account dollars directed to the Fixed Plus Account, including interest earnings to date; less
➢ Any deductions from the Fixed Plus Account (e.g. withdrawals); plus
➢ The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account I subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The value of accumulation units vary daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge, and the administrative expense charge (if any). We discuss these deductions in more detail in "Fee Table" and "Fees."

Valuation. We determine the AUV every business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

➢ The net assets of the fund held by the subaccount as of the current valuation; minus
➢ The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
➢ Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed);
➢ Divided by the total value of the subaccount's units at the preceding valuation;
➢ Minus a daily deduction for the mortality and expense risk charge and the administrative expense charge, if any. See "Fees."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time), the applicable AUV's are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of subaccount A, and 80 accumulation units of subaccount B.

Step 1: An investor contributes $5,000.

$5,000 contribution

Step 1 ↓

Step 2:
A. He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).

ING Insurance Company of America

Step 2 ↓

Variable Annuity Account I		
Subaccount A 300 accumulation units	Subaccount B 80 accumulation units	Etc.

B. He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

↓   Step 3   ↓

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or NAV).

Fund A	Fund B

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms, as described in "Contract Purchase and Participation." Subsequent purchase payments or transfers directed to the subaccounts that we receive in good order by the close of business of the New York Stock Exchange will purchase subaccount accumulation units at the AUV computed after the close of the Exchange on that day. The value of subaccounts may vary day to day.

WITHDRAWALS

Making a Withdrawal. Subject to limitations on withdrawals from the Fixed Plus Account and other restrictions (see "Withdrawal Restrictions" below), the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making a Withdrawal. The contract holder, or you if permitted by the plan, must:

➢ Select the withdrawal amount.
- Full Withdrawal: You will receive, reduced by any required withholding tax, your account value allocated to the subaccounts, plus the amount available for withdrawal from the Fixed Plus Account.
- Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required withholding tax, the amount you specify, subject to the value available in your account. The amount available from the Fixed Plus Account may be limited.

  For a description of limitations on withdrawals from the Fixed Plus Account, see Appendix I.
➢ Select investment options. If this is not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value.
➢ Properly complete a disbursement form and submit it to the USFS Customer Service Center.

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:

(1) As of the next valuation date after we receive a request for withdrawal in good order at our USFS Customer Service Center; or
(2) On such later date as specified on the disbursement form.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, we will send your payment not later than seven calendar days following our receipt of your disbursement form in good order.

Reinvestment Privilege. The contracts allow a one-time use of a reinvestment privilege. Within 30 days after a full withdrawal, if allowed by law, you may elect to reinvest all or a portion of the proceeds. We must receive reinvested amounts within 60 days of the withdrawal. We will credit the account for the amount reinvested based on the subaccount values next computed following our receipt of your request and the amount to be reinvested. We will reinvest in the same investment options and proportions in place at the time of withdrawal. Seek competent advice regarding the tax consequences associated with reinvestment.

Deductions for Taxes

Amounts withdrawn may be subject to tax penalties and withholding. See "Taxation." To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number listed in "Contract Overview–Questions."

Withdrawal Restrictions. Some plans may have other limits on withdrawals, other than or in addition to those listed below.

➢ Section 403(b)(11) of the Tax Code prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship, of the following: (1) Salary reduction contributions made after December 31, 1988 and; (2) Earnings on those contributions and earnings on amounts held before 1989 and credited after December 31, 1988 (these amounts are not available for hardship withdrawals).

➢ The contract may require that the contract holder certify that you are eligible for the distribution.

LOANS

Availability. If allowed by the contract and the plan, you may take out a loan from your account value during the accumulation phase. Some contracts restrict loans from your employer account. Loans are only allowed from amounts allocated to certain subaccounts and the Fixed Plus Account. Additional restrictions may apply under the Tax Code or due to our administrative practices.

Requests. If you are eligible to obtain a loan, you may request one by properly completing the loan request form and submitting it to our USFS Customer Service Center. Read the terms of the loan agreement before submitting any request.

Loan Interest. Interest will be charged on loan amounts. The difference between the rate charged and the rate credited on the loans under your contract is currently 2.5% (i.e., a 2.5% loan interest rate spread). We reserve the right to apply a loan interest rate spread of up to 3.0%.

SYSTEMATIC DISTRIBUTION OPTIONS

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options the account value must meet any minimum dollar amount and age criteria applicable to that option. To determine what systematic distribution options are available, check with the contract holder or the Company. The Company reserves the right to discontinue the availability of one or all of the systematic distribution options at any time, and/or to change the terms for future elections.

Systematic distribution options currently available under the contract include the following:

➢ **SWO–Systematic Withdrawal Option.** SWO is a series of partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the account. (This option may not be available if you have an outstanding loan.)

➢ **ECO–Estate Conservation Option.** Also allows you to maintain the account in the accumulation phase and provides periodic payments designed to meet the Tax Code's minimum distribution requirement. Under ECO, the Company calculates the minimum distribution amount required by law at age 70½ (for certain plans, 70½ or retirement, if later) and pays you that amount once a year.

➢ **Other Systematic Distribution Options** may be available from time to time. Additional information relating to any of the systematic distribution options may be obtained from your local representative or from the Company's USFS Customer Service Center.

Electing a Systematic Distribution Option. The contract holder, or you if permitted by the plan, makes the election of a systematic distribution option. For some contracts, the contract holder must provide the Company with certification that the distribution is in accordance with terms of the plan.

Terminating a Systematic Distribution Option. Once you elect a systematic distribution option, you may revoke it at any time through a written request to our USFS Customer Service Center. Once revoked, an option may not be elected again, until the next calendar year, nor may any other systematic distribution option be elected, unless the Tax Code permits it.

Tax Consequences. Withdrawals received through these options and revocations of elections may have tax consequences. See "Taxation."

Features of a Systematic Distribution Option

If available under your plan, a Systematic Distribution Option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

DEATH BENEFIT

During the Income Phase

This section provides information about the accumulation phase. For death benefit information applicable to the income phase, see "The Income Phase."

The contract provides a death benefit in the event of your death, which is payable to the beneficiary named under the contract (contract beneficiary). The contract holder must be named as the contract beneficiary, but may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary).

During the Accumulation Phase

Payment Process

1. Following your death, the contract beneficiary (on behalf of the plan beneficiary, if applicable) must provide the Company with proof of death acceptable to us and a payment request in good order.
2. The payment request should include selection of a benefit payment option.
3. Within seven days after we receive proof of death acceptable to us and payment request in good order at our USFS Customer Service Center, we will mail payment, unless otherwise requested.

Until one of the benefit payment options listed below is selected, account dollars will remain invested as at the time of your death, and no distributions will be made.

Benefit Payment Options. The following payment options are available, if allowed by the Tax Code:

➢ Lump-sum payment;
➢ Payment under an available income phase payment option (see "Income Phase–Payment Options"); and
➢ If the contract beneficiary or plan beneficiary is your spouse, payment under an available Systematic Distribution Option (not available under all plans).

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited under this account may be less than under other settlement options.

The account value may also remain invested in the contract, however, the Tax Code limits how long the death benefit proceeds may be left in this option.

Death Benefit Calculation. The death benefit will be based on your account value. The death benefit is calculated as of the next time we value your account following the date on which we receive proof of death and payment request in good order. In addition to this amount, some states require we pay interest on amounts invested in the Fixed Plus Account, calculated from date of death at a rate specified by state law.

The contracts provide a guaranteed death benefit if the contract beneficiary (on behalf of the plan beneficiary, if applicable) elects a lump-sum distribution or an income phase payment option within six months of your death. The guaranteed death benefit is the greater of:

(a)   Your account value on the day that notice of death and request for payment are received in good order at our USFS Customer Service Center; or

(b)   The sum of payments (minus any applicable premium tax) made to your account, minus withdrawals made from your account and any outstanding loan amount.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. See "Taxation" for additional information.

THE INCOME PHASE

During the income phase you receive payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:

➢ Start date;
➢ Income phase payment option (see the income phase payment options table in this section);
➢ Income phase payment frequency (i.e., monthly, quarterly, semi-annually or annually);
➢ Choice of fixed or variable income phase payments;
➢ Selection of an assumed net investment rate (only if variable income phase payments are elected); and
➢ Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

What Affects Income Phase Payment Amounts? Some of the factors that may affect income phase payment amounts include: your age, your account value, the income phase payment option selected, number of guaranteed payments (if any) selected, and whether you select variable or fixed payments.

Fixed Income Phase Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payments will remain the same over time.

Variable Income Phase Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) selected. Some contracts may restrict the subaccounts available, the number of investment options to be selected and how many transfers, if any, are allowed among options during the income phase. For variable payments, an assumed net investment rate must be selected.

Income Phase Payments from Fixed Plus Account Values. If a nonlifetime income phase payment option is selected, payment of amounts held in the Fixed Plus Account during the accumulation phase may only be made on a fixed basis.

Assumed Net Investment Rate. If you select variable income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3½% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts you selected.

For more information about selecting an assumed net investment rate, request a copy of the Statement of Additional Information by calling us. See "Contract Overview–Questions."

Selecting an Increasing Payment. Under certain income phase payment options, if you select fixed payments, you may elect an increase of one, two, or three percent, compounded annually. The higher your percentage, the lower your initial income phase payment will be, while future payments will increase each year at a greater rate.

Generally, this feature is not available with cash refund payment options and nonlifetime options.

Charges Deducted

➢ When you select an income payment phase option (one of the options listed in the tables immediately below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. Although we expect to make a profit from this fee, we do not always do so.

➢ We may also deduct a daily administrative charge from amounts held in the subaccounts. We are not currently deducting this charge, but reserve the right to do so in the future. The maximum amount is 0.25% on an annual basis of your account value invested in the subaccount. If we are imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply throughout the entire income phase.

Required Minimum Payment Amounts. The initial income phase payment or the annual income phase payment total must meet the minimums stated in the contract. If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment option table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request at our USFS Customer Service Center.

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited under this account may be less than under other settlement options.

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. See "Taxation."

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits which may be available under the contracts. Some contracts restrict the options and the terms available. Refer to your certificate or check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

Terms used in the Tables:

Annuitant: The person(s) on whose life expectancy the income phase payments are calculated.

Beneficiary: The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit–None:** All payments end upon the annuitant's death.
Life Income–Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Death Benefit–Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will pay the beneficiary a lump sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income–Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** (a) When you select this option you choose for 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or (b) 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit–None:** All payments end after the death of both annuitants.
Life Income–Two Lives–Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit–Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will pay the beneficiary a lump sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income–Cash Refund Option (fixed payment only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit–Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Life Income–Two Lives–Cash Refund Option (fixed payment only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit–Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.

Lifetime Income Phase Payment Options Continued:

Nonlifetime Income Phase Payment Options	
Nonlifetime–Guaranteed Payments*	**Length of Payments:** Payments will continue for the number of years you choose, based on what is available under the contract. For amounts held in the Fixed Plus Account during the accumulation phase, the income phase payment must be on a fixed basis. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit–Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, any remaining guaranteed payments will continue to the beneficiary unless the beneficiary elects to receive the present value of the remaining guaranteed payments in a lump sum.
Lump-Sum Payment: If the Nonlifetime–Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the USFS Customer Service Center. **Calculation of Lump-Sum Payments:** If a lump-sum payment is available to a beneficiary or to you in the options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments, or the 3½% or 5% assumed net investment rate for variable payments).	
*Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.	

When consulting a tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns**.**

TAXATION

Introduction

➢ This section discusses our understanding of current federal income tax laws affecting the contract. You should keep the following in mind when reading it:

➢ Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract.

➢ Tax laws change. It is possible that a change in the future could affect contracts issued in the past.

➢ This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions.

➢ We do not make any guarantee about the tax treatment of the contract or transactions involving the contract.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser. For more comprehensive information contact the Internal Revenue Service (IRS).

Your Retirement Plan

The tax rules applicable to retirement plans vary according to plan type, and terms and conditions of the plan. To understand what tax rules apply, you need to know the Tax Code section under which your plan qualifies. Contact your plan sponsor, local representative or the Company to learn which Tax Code section applies to your plan.

Plan Types. The contract is designed for use with retirement plans that qualify under Tax Code sections 401(a) or 403(b). The contract provides the investment options, payout options, and other features described in this prospectus, but does not provide tax benefits beyond those provided by the plan. You will not generally pay taxes on earnings from the annuity contract described in this prospectus until they are withdrawn. Tax-qualified retirement arrangements under Tax Code sections 401(a) or 403(b) also generally defer payment of taxes on earnings until they are withdrawn. (See "Taxation of Distributions" later in this "Taxation" section for a discussion of how distributions under the various types of plans are taxed.) When an annuity contract is used to fund one of these tax-qualified retirement arrangements, you should know that the annuity contract does not provide any additional tax deferral of earnings beyond the tax deferral provided by the tax-qualified retirement arrangement. However, annuities do provide other features and benefits which may be valuable to you. You should discuss your alternatives with your financial representative.

The Contract and Retirement Plans. Contract holders and contract participants are responsible for determining that contributions, distributions and other transactions satisfy applicable laws. Legal counsel and a tax adviser should be consulted regarding the suitability of the contract.

Because the plan is not part of the contract, we are not bound by any plan's terms or conditions.

Withdrawals and Other Distributions

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from the contract including withdrawals, income phase payments, rollovers and any death benefit.

We report the taxable portion of all distributions to the IRS.

Taxation of Distributions

All distributions from 401(a) and 403(b) plans are taxed as received unless:

➤ The distribution is rolled over to another plan eligible to receive rollovers or to a traditional individual retirement annuity/account (IRA) in accordance with the Tax Code, or

➤ You made after-tax contributions to the plan. In this case, depending on the type of distribution, a portion may be excluded from gross income according to rules detailed in the Tax Code.

Taxation of Death Benefits

In general, payments received by your designated beneficiaries after your death are taxed in the same manner as if you had received those payments.

10% Penalty Tax

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a 401(a) or 403(b) plan, unless certain exceptions, including one or more of the following have occurred:

(a)   You have attained age 59½;
(b)   You have become disabled, as defined in the Tax Code;
(c)   You have died;
(d)   You have separated from service with the plan sponsor at or after age 55;
(e)   The distribution amount is rolled over into another eligible plan or to an IRA in accordance with the terms of the Tax Code;
(f)   The distribution amount is made in substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary, and you have had a separation from service with the plan sponsor; or
(g)   The distribution is made due to an IRS levy upon your account.

In addition, the penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you that qualify for deduction as specified in the Tax Code. The Tax Code may impose other penalty taxes in other circumstances.

Withholding for Federal Income Tax Liability

Any taxable distributions under the contracts are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

Generally, under these plans you or a designated beneficiary may elect not to have tax withheld from distributions. However, certain distributions from these plans are subject to a mandatory 20% federal income tax withholding.

Non-resident Aliens. If you or a designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status.

Required Minimum Distributions

To avoid certain tax penalties, you and any designated beneficiary must meet the required minimum distributions imposed by the Tax Code. These rules may dictate one or more of the following:

➢ Start date for distributions;
➢ The time period in which all amounts in your account(s) must be distributed; and
➢ Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:

➢ You are a 5% owner, in which case such distributions must begin by April 1st of the calendar year following the calendar year in which you attain age 70½; or
➢ Under 403(b) plans, if the Company maintains records of amounts held as of December 31, 1986. In this case, distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that some or all of the December 31, 1986 balance be distributed earlier.

Time Period. We must pay out distributions from the contract over one of the following time periods:

➢ Over your life or the joint lives of you and your designated beneficiary; or
➢ Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed.

Minimum Distribution of Death Benefits. Different distribution requirements apply if your death occurs:

➢ After you begin receiving minimum distributions under the contract; or
➢ Before you begin receiving such distributions.

Should you die before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2004, your entire balance must be distributed to the designated beneficiary by December 31, 2009. However, if the distribution begins by December 31 of the calendar year following the calendar year of your death, then payments may be made in one of the following time-frames:

➢ Over the life of the designated beneficiary; or
➢ Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, the distribution must begin on or before the later of the following:

➤ December 31 of the calendar year following the calendar year of your death; or
➤ December 31 of the calendar year in which you would have attained age 70½.

Rules Specific to Certain Plans

403(b) Plans

Under Tax Code section 403(b), contributions made by public school systems or nonprofit healthcare organizations and other Tax Code section 501(c)(3) tax exempt organizations to purchase annuity contracts for their employees are generally excludable from the gross income of the employee. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to any person except to an alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p) or to the Company as collateral for a loan.

Exclusions from Gross Income. In order to be excludable from gross income for federal income tax purposes, total annual contributions made by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $41,000. Compensation means your compensation from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional limit specifically limits your salary reduction contributions to a 403(b) plan to generally no more than $13,000 in 2004. This limit is scheduled to increase as follows:

- $14,000 in 2005;
- $15,000 in 2006.

After 2006, contribution limits will be subject to indexing. Your own limit may be higher or lower, depending upon certain conditions.

Payments to your account(s) will be excluded from your gross income only if the plan meets certain nondiscrimination requirements.

Catch-up Contributions. Notwithstanding the contribution limit provided for above, a participant in a 403(b) plan who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:

(a) The amount provided for in Tax Code Section 414(v)(2)(B) as follows:

➤ $3,000 in 2004;
➤ $4,000 in 2005;
➤ $5,000 in 2006 and thereafter; or

(b) The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

An additional catch-up may be available. For advice on using the contribution catch-up provisions, please consult with your tax advisor.

Restrictions on Distributions. Tax Code section 403(b)(11) restricts the distribution under Section 403(b) contracts of:

➢ Salary reduction contributions made after December 31, 1988;
➢ Earnings on those contributions; and
➢ Earnings during such period on amounts held as of December 31, 1988.

Distribution of those amounts may only occur upon your death, attainment of age 59½, severance from employment, disability, or financial hardship. Income attributable to salary reduction contributions and credited on or after January 1, 1989 may not be distributed in the case of hardship.

Transfers from 403(b)(7) Custodial Accounts. If, pursuant to Revenue Ruling 90-24, the Company agrees to accept, under any of the contracts, amounts transferred from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

Taxation of Gains Prior to Distribution. Generally no amounts accumulated under the contract will be taxable prior to the time of actual distribution.

However, the IRS has stated in published rulings that a variable contract owner, including participants under Tax Code section 403(b) plans, will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income.

The Treasury announced that it will issue guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account. It is possible that the Treasury's position, when announced, may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the owner from being considered the federal tax owner of a pro rata share of the assets of the separate account.

401(a) Plans

Tax Code section 401(a) permits certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish various types of retirement plans for themselves and for their employees. These retirement plans may permit the purchase of the contracts to accumulate retirement savings under the plans.

Assignment or Transfer of Contracts. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

(1) a plan participant as a means to provide benefit payments;
(2) an alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
(3) to the Company as collateral for a loan.

Exclusion From Gross Income. The Tax Code imposes a maximum limit on annual payments to your account(s) that may be excluded from gross income. The employer must calculate this limit under the plan in accordance with Tax Code section 415. This limit is generally the lesser of 100% of your compensation or $41,000. Compensation means your compensation from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457. The limit applies to your contributions as well as any contributions made by your employer on your behalf. Your own limits may be higher or lower, depending on certain conditions. In addition, payments to your account(s) will be excluded from your gross income only if the plan meets certain nondiscrimination requirements.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. Variable Annuity Account I is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

OTHER TOPICS

The Company

ING Insurance Company of America (the Company, we, us, our) issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1990 and redomesticated under the insurance laws of the State of Florida in 2000. We are an indirect wholly-owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. Prior to May 1, 2002, the Company was known as Aetna Insurance Company of America.

We are engaged in the business of issuing life insurance and annuities. Our principal executive offices are located at:

> Corporate Center One
> 2202 North Westshore Boulevard
> Suite 350
> Tampa, Florida 33607

Variable Annuity Account I

We established Variable Annuity Account I (the "separate account") in 1994 as a segregated asset account to fund our variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "40 Act"). It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into "subaccounts." These subaccounts invest directly in shares of a corresponding fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company.

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:

➢ Standardized average annual total returns; and
➢ Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., mortality and expense risk charges and administrative expense charges (if any)).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except non-standardized returns may also include monthly, quarterly, year-to-date and three-year periods, and may include returns calculated from the fund's inception date and/or the date the fund was added to the separate account.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. Generally, under contracts issued in connection with section 403(b) or 401(a) plans, you have a fully vested interest in the value of your employee account, and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts.

- ➢ During the accumulation phase the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund.
- ➢ During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

Contract Distribution

The Company's subsidiary, ING Financial Advisers, LLC, serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

The contracts are offered to the public by individuals who are registered representatives of ING Financial Advisers, LLC or other broker-dealers which have entered into a selling arrangement with ING Financial Advisers, LLC. We refer to ING Financial Advisers, LLC and the other broker-dealers selling the contracts as "distributors."

All registered representatives selling the contracts must also be licensed as insurance agents for the Company.

Broker-dealers which have or may enter into selling agreements with ING Financial Advisers, LLC include the following broker-dealers which are affiliated with the Company:

Baring Investment Services, Inc.	ING DIRECT Securities, Inc.
Compulife Investor Services, Inc.	ING Financial Advisers, LLC
Directed Services, Inc.	ING Financial Partners, Inc.
Financial Network Investment Corporation	ING Funds Distributor, LLC
Granite Investment Services, Inc.	ING Furman Selz Financial Service LLC
Guaranty Brokerage Services, Inc.	ING TT&S (U.S.) Securities, Inc.
ING America Equities, Inc.	Multi-Financial Securities Corporation
ING Barings Corp.	PrimeVest Financial Services, Inc.
ING Direct Funds Limited	Systematized Benefits Administrators, Inc.

Commission Payments. Persons who offer and sell the contracts may be paid a commission. The maximum percentage amount that may be paid with respect to a given purchase payment is the first-year percentage which ranges from 1% to a maximum of 7% of the first year of payments to an account. Renewal commissions paid on payments made after the first year and, under group contracts, asset-based service fees may also be paid. The average of all commissions and asset-based service fees paid is estimated to equal approximately 5% of the total payments made over the life of an average contract. Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips and educational and/or business seminars. Any such compensation will be paid in accordance with NASD rules. Supervisory and other management personnel of the Company may receive additional compensation if the overall amount of investment in the funds advised by the Company or its affiliates increases over time. The total compensation package for sales, supervisory and management personnel of affiliated or related broker-dealers may be positively impacted if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time.

We may pay wholesaling fees to certain distributors that may be calculated as a percentage of the commissions paid to distributors or of purchase payments received under the contracts. Sales management personnel may also receive compensation that may be calculated as a percentage of the commissions paid to distributors or of purchase payments received under the contracts. Distributors may also be reimbursed for certain expenses.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Third Party Compensation Arrangements. Occasionally:

➢ Commissions and fees may be paid to distributors affiliated or associated with the contract holder, you and/or other contract participants; and/or
➢ The Company may enter into agreements with entities associated with the contract holder, you and/or other participants. Through such agreements, we may pay the entities for certain services in connection with administering the contract.

In both these circumstances there may be an understanding that the distributor or entities would endorse us as a provider of the contract. You will be notified if you are purchasing a contract that is subject to these arrangements.

Contract Modification

We may change the tables for determining the amount of income phase payments attributable only to contributions accepted after the effective date of the change, without contract holder consent. Such a change will not become effective earlier than twelve months after (1) the effective date of the contract, or (2) the effective date of a previous change. We will notify the contract holder in writing at least 30 days before the effective date of the change. We may not make contract changes which adversely affect the annuity benefits attributable to contributions already made to the contract.

Legal Matters and Proceedings

We are not aware of any pending legal proceedings which involve the separate account as a party.

We are, or may be in the future, a defendant in various legal proceedings in connection with the normal conduct of our insurance operations. Some of these cases may seek class action status and may include a demand for punitive damages as well as for compensatory damages. In the opinion of management, the ultimate resolution of any existing legal proceeding is not likely to have a material adverse effect on our ability to meet our obligations under the contract.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract (the "distributor"), is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Suits against the distributor sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. In a number of pending cases, claims have been made that a former registered representative of the distributor converted client funds to the representatives' personal use. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have material adverse effect on its ability to distribute the contract.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:

(a)   On any valuation date when the New York Stock Exchange is closed (except customary weekend and holiday closings), or when trading on the Exchange is restricted;

(b)   When an emergency exists as determined by the SEC so that disposal of securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable for us fairly to determine the value of the subaccount's assets; or

(c)   During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to us at our USFS Customer Service Center. We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Account Termination

Where allowed by state law, we reserve the right to terminate an individual account if the account value is less than $3,500 and this value is not due to negative investment performance. We will notify you or the contract holder 90 days prior to terminating the account.

Intent to Confirm Quarterly

We will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

Trading-Industry Developments

As with many financial services companies, the Company and affiliates of the Company have received requests for information from various governmental and self-regulatory agencies in connection with investigations related to trading in investment company shares. In each case, full cooperation and responses are being provided. The Company is also reviewing its policies and procedures in this area.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

General Information and History
Variable Annuity Account I
Offering and Purchase of Contracts
 Income Phase Payments
Sales Material and Advertising
Independent Auditors
Financial Statements of the Separate Account
Financial Statements of ING Insurance Company of America

You may request an SAI by calling the USFS Customer Service Center at the number listed in "Contract Overview–Questions."

APPENDIX I
FIXED PLUS ACCOUNT

The Fixed Plus Account is an investment option available during the accumulation phase.

Amounts allocated to the Fixed Plus Account are held in the Company's general account which supports insurance and annuity obligations.

Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account has not been reviewed by the SEC.

Certain Restrictions. We reserve the right to limit investment in or transfers to the Fixed Plus Account. You may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account transfer or withdrawal in the prior 12-month period. Under certain emergency conditions, we may defer payment of a withdrawal from the Fixed Plus Account for a period of up to six months or as provided by federal law.

Interest Rates. The Fixed Plus Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Plus Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account value as a partial withdrawal in each twelve (12) month period. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at our USFS Customer Service Center. The amount allowed for partial withdrawal is reduced by any Fixed Plus Account withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option.

Waiver of Partial Withdrawal Limits. We waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option. We also waive the 20% limit for withdrawals due to your death before income phase payments begin. The waiver upon death may only be exercised once, must occur within six months after your date of death and must be made proportionally from all subaccounts and the Fixed Plus Account in which the account was invested.

Additionally, we may allow other waivers of the percentage limit on partial withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Requests for Full Withdrawals. If the contract holder or you, if allowed by the plan, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account, with interest, in five annual payments equal to:

➢ One-fifth of the Fixed Plus Account value on the day the request is received in good order, reduced by any Fixed Plus Account withdrawals, transfers or amounts used to fund income phase payments or loans made during the prior 12 months;
➢ One-fourth of the remaining Fixed Plus Account value 12 months later;
➢ One-third of the remaining Fixed Plus Account value 12 months later;
➢ One-half of the remaining Fixed Plus Account value 12 months later; and
➢ The balance of the Fixed Plus Account value 12 months later.

Once we receive a request for a full withdrawal, no further withdrawals, loans or transfers will be permitted from the Fixed Plus Account. A full withdrawal may be canceled at any time before the end of the five-payment period.

Waiver of Full Withdrawal Provisions. We will waive the Fixed Plus Account five-installment payout for full withdrawals made due to one or more of the following:

(a)   Due to your death during the accumulation phase; or
(b)   Due to the election of an income phase payment option; or
(c)   When the Fixed Plus Account value is $3,500 or less and no withdrawals, transfers, loans or elections of income phase payment options have been made from the account within the prior 12 months.

Additionally, we will waive the five-payment full withdrawal provision due to one or more of the following:

1.   Due to financial hardship as defined by the Tax Code and regulations thereunder, if all of the following conditions are met:

➢ The hardship is certified by the employer;
➢ The amount is paid directly to you; and
➢ The amount paid for all withdrawals due to hardship during the previous 12-month period does not exceed 10% of the average value of your account(s) and all other accounts under the relevant contract during that same period.

2.   Due to your separation from service with the employer, provided that all the following apply:

➢ The withdrawal is due to your separation from service with your employer. Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account partial withdrawal provision unless the severance from employment would otherwise have qualified as a separation from service under prior IRS guidance;
➢ The employer certifies that you have separated from service;
➢ The amount withdrawn is paid directly to you; and
➢ The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.

3. If we terminate your account based on our right to do so for accounts below $3,500.
4. Additionally, we may allow other waivers of the five installment payout for full withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Charges. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

Transfers. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account in each rolling 12-month period. We determine the amount eligible for transfer on the day we receive a transfer request in good order at our USFS Customer Service Center. We will reduce amounts allowed for transfer by any Fixed Plus Account withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months. We also reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account is $1,000 or less.

Income Phase. Amounts accumulating under the Fixed Plus Account can be transferred to subaccounts to fund lifetime variable payments during the income phase. The contracts do not permit Fixed Plus Account values to fund nonlifetime income options with variable payments. Availability of subaccounts may vary during the income phase.

Contract Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account values are used for a loan.

APPENDIX II
PARTICIPANT APPOINTMENT OF EMPLOYER AS AGENT
UNDER AN ANNUITY CONTRACT

The employer has adopted a plan under Internal Revenue Code Sections 403(b) or 401(a) ("Plan") and has purchased an ING Insurance Company of America ("Company") group variable annuity contract ("Contract") as the funding vehicle. Contributions under this Plan will be made by the participant through salary reduction to an Employee Account, and by the employer to an Employer Account.

By electing to participate in the employer's Plan, the participant voluntarily appoints the employer, who is the Contract Holder, as the participant's agent for the purposes of all transactions under the Contract in accordance with the terms of the Plan. The Company is not a party to the Plan and does not interpret the Plan provisions.

As a participant in the Plan, the participant understands and agrees to the following terms and conditions:

➢ The participant owns the value of his/her Employee Account subject to the restrictions of Sections 403(b), or 401(a) and the terms of the Plan. Subject to the terms of the vesting schedule in the Plan and the restrictions of Sections 403(b) or 401(a), the participant has ownership in the value of his/her Employer Account.

➢ The Company will process transactions only with the employer's written direction to the Company. The participant will be bound by the employer's interpretation of the Plan provisions and its written direction to the Company.

➢ The employer may permit the participant to make investment selections under the Employee Account and/or the Employer Account directly with the Company under the terms of the Contract. Without the employer's written permission, the participant will be unable to make any investment selections under the Contract.

➢ On behalf of the participant, the employer may request a loan in accordance with the terms of the Contract and the provisions of the Plan. The Company will make payment of the loan amount directly to the participant. The participant will be responsible for making repayments directly to the Company in a timely manner.

➢ In the event of the participant's death, the employer is the named Beneficiary under the terms of the Contract. The participant has the right to name a personal Beneficiary as determined under the terms of the Plan and file that Beneficiary election with the employer. It is the employer's responsibility to direct the Company to properly pay any death benefits.

APPENDIX III
DESCRIPTION OF UNDERLYING FUNDS

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge from our Home Office at the address and telephone number listed in "Contract Overview – Questions," by accessing the SEC's web site or by contacting the SEC Public Reference Room.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
AIM Variable Insurance Funds – AIM V.I. Capital Appreciation Fund (Series I shares)	A I M Advisors, Inc.	Seeks growth of capital. Seeks to meet its objective by investing principally in common stocks of companies the portfolio managers believe are likely to benefit from new or innovative products, services or processes as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth.
AIM Variable Insurance Funds – AIM V.I. Core Equity Fund (Series I shares)	A I M Advisors, Inc.	Seeks growth of capital. Seeks to meet its objective by investing, normally, at least 80% of net assets in equity securities, including convertible securities, of established companies that have long-term above-average growth in earnings, and growth companies that the portfolio managers believe have the potential for above-average growth in earnings.
AIM Variable Insurance Funds – AIM V.I. Growth Fund (Series I shares)	A I M Advisors, Inc.	Seeks growth of capital. Seeks to meet its investment objective by investing principally in seasoned and better capitalized companies considered to have strong earnings momentum.
AIM Variable Insurance Funds – AIM V.I. Premier Equity Fund (Series I shares)	A I M Advisors, Inc.	Seeks to achieve long-term growth of capital with a secondary objective of income. Seeks to meet its objectives by investing, normally, at least 80% of net assets in equity securities, including convertible securities.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
Calvert Variable Series, Inc. – Calvert Social Balanced Portfolio	Calvert Asset Management Company, Inc. Subadviser: Brown Capital Management, Inc. and SsgA Funds Management, Inc.	Seeks to achieve a competitive total return through an actively managed *nondiversified* portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity and which satisfy the investment and social criteria for the Portfolio. Typically invests about 60% of its assets in stocks and 40% in bonds or other fixed-income investments. Stock investments are primarily common stock in large-cap companies, while the fixed-income investments are primarily a wide variety of investment grade bonds.
EuroPacific Growth Fund® (Class R-4)	Capital Research and Management Company	Seeks to provide long-term growth of capital by investing in companies based outside the U. S. Normally, invests at least 80% of its assets in securities of issuers located in Europe and the Pacific Basin. Also may hold cash or money market instruments.
Evergreen Special Values Fund (Class A Shares)	Evergreen Investment Management Company, LLC	Seeks to produce growth of capital. Invests primarily in common stocks of small U.S. companies. Under normal market conditions, invests at least 80% of assets in common stocks of small U.S. companies (i.e., companies whose market capitalizations fall within the range tracked by the Russell 2000® Value Index, at the time of purchase).
Fidelity® Variable Insurance Products – Fidelity® VIP Contrafund® Portfolio (Initial Class)	Fidelity Management & Research Company Subadvisers: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks long-term capital appreciation. Normally invests primarily in common stocks of companies whose value the Portfolio's investment adviser believes is not fully recognized by the public.
Fidelity® Variable Insurance Products – Fidelity® VIP Equity-Income Portfolio (Initial Class)	Fidelity Management & Research Company Subadviser: FMR Co., Inc.	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500^{SM} Index. Normally invests at least 80% of total assets in income-producing equity securities (which tends to lead to investments in large cap "value" stocks).
Fidelity® Variable Insurance Products – Fidelity® VIP Growth Portfolio (Initial Class)	Fidelity Management & Research Company Subadviser: FMR Co., Inc.	Seeks to achieve capital appreciation. Normally invests primarily in common stocks of companies the investment adviser believes have above-average growth potential (often called "growth" stocks).

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
Franklin Templeton Variable Insurance Products Trust – Franklin Small Cap Value Securities Fund **(Class 2 Shares)**	Franklin Advisory Services, LLC	A *nondiversified* fund that seeks long-term total return. Normally invest at least 80% of net assets in investments of small capitalization companies that have market capitalization values not exceeding $2.5 billion, at the time of purchase. Invests in small companies that the fund's manager believes are undervalued.
Hibernia Mid Cap Equity Fund **(Class A Shares)**	Hibernia Asset Management (HAM)	Seeks total return. Normally, invests 80% of its total assets in equity securities of companies that, at the time of acquisition, have a market value capitalization ranging from $500 million to $10 billion. Invests primarily in equity securities of companies with above-average earnings growth prospects or in companies where significant fundamental changes are taking place.
ING Partners, Inc. – ING Aeltus Enhanced Index Portfolio (formerly ING DSI Enhanced Index Portfolio) **(Service Class)**	ING Life Insurance and Annuity Company Subadviser: Aeltus Investment Management, Inc.	Seeks to outperform the total return of the Standard & Poor's Composite Index (S&P 500), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P 500.
ING Partners, Inc. – ING Alger Aggressive Growth Portfolio **(Service Class)**	ING Life Insurance and Annuity Company Subadviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation. Invests primarily (at least 65% of total assets) in the equity securities of companies having a market capitalization within the range of companies in the Russell MidCap Growth Index or the S&P Mid Cap 400 Index.
ING Partners, Inc. – ING Alger Growth Portfolio **(Service Class)**	ING Life Insurance and Annuity Company Subadviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation. Invests primarily (at least 65% of total assets) in the equity securities of large companies having a market capitalization of $10 billion or greater.
ING Partners, Inc. – ING American Century Small Cap Value Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: American Century Investment Management, Inc.	Seeks long-term growth of capital; income is a secondary objective. Invests primarily (at least 80% of net assets under normal circumstances) in U.S. equity securities of small cap companies. The Portfolio's subadviser considers small cap companies to include those with a market capitalization no larger than that of the largest company in the S&P Small Cap 600 Index or the Russell 2000 Index.
ING Partners, Inc. – ING Baron Small Cap Growth Portfolio **(Service Class)**	ING Life Insurance and Annuity Company Subadviser: BAMCO, Inc.	Seeks capital appreciation. Invests primarily (at least 80% of total assets under normal circumstances) in securities of smaller companies with market values under $2.5 billion as measured at the time of purchase.
ING Partners, Inc. – ING Goldman Sachs® Capital Growth Portfolio* **(Service Class)** * Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.	ING Life Insurance and Annuity Company Subadviser: Goldman Sachs Asset Management, L.P.	Seeks long-term growth of capital. Invests, under normal circumstances, at least 90% of total assets in equity investments.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Partners, Inc. – ING JPMorgan Fleming International Portfolio **(Initial Class)**	ING Life Insurance and Annuity Company Subadviser: J.P. Morgan Fleming Asset Management (London) Ltd.	Seeks long-term growth of capital. Invests primarily (at least 65% of total assets) in the equity securities of foreign companies that the subadviser believes have high growth potential. Will normally invest in a number of issuers in several countries other than the U.S. and will invest in securities in both developed and developing markets.
ING Partners, Inc. – ING JPMorgan Mid Cap Value Portfolio **(Service Class)**	ING Life Insurance and Annuity Company Subadviser: J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation. A *nondiversified* Portfolio that invests primarily (at least 80% of net assets under normal circumstances) in a broad portfolio of common stocks of companies with market capitalizations of $1 billion to $20 billion at the time of purchase that the subadviser believes to be undervalued.
ING Investors Trust - ING Julius Baer Foreign Portfolio (formerly ING JPMorgan Fleming International Enhanced EAFE Portfolio) (Class S Shares)	Directed Services, Inc. Subadviser**:** Julius Baer Investment Management, Inc.	Seeks long-term growth of capital. Under normal conditions, invests in a wide variety of international equity securities issued through the world, normally excluding the United States. Normally invests at least 80% of its assets in equity securities tied economically to countries outside the United States.
ING Partners, Inc. – ING MFS Capital Opportunities Portfolio **(Initial Class)**	ING Life Insurance and Annuity Company Subadviser: Massachusetts Financial Services Company	Seeks capital appreciation. Invests primarily (at least 65% of net assets) in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts.
ING Partners, Inc. – ING MFS Global Growth Portfolio **(Service Class)**	ING Life Insurance and Annuity Company Subadviser: Massachusetts Financial Services Company	Seeks capital appreciation. Invests primarily (at least 65% of net assets under normal circumstances) in common stocks and related equity securities such as preferred stock, convertible securities and depositary receipts. Invests in securities of companies worldwide growing at rates expected to be well above the growth rate of the overall U.S. economy.
ING Partners, Inc. – ING OpCap Balanced Value Portfolio **(Service Class)**	ING Life Insurance and Annuity Company Subadviser: OpCap Advisors LLC	Seeks capital growth, and secondarily, investment income. Under normal market conditions, invests at least 25% of total assets in equity securities, including common stocks and preferred stocks and expects to have between 50% to 75% of total assets invested in equities. Also invests at least 25% of total assets in fixed-income senior securities including bonds, debentures, notes, participation interests in loans, convertible securities and U.S. Government securities.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Partners, Inc. – ING PIMCO Total Return Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with capital preservation and prudent investment management. Invests under normal circumstances at least 65% of net assets plus borrowings for investment purposes in a diversified portfolio of fixed income instruments of varying maturities. Invests primarily in investment grade debt securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by the subadviser to be of comparable quality.
ING Partners, Inc. – ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)	ING Life Insurance and Annuity Company Subadviser: Salomon Brothers Asset Management Inc	Seeks long-term growth of capital. Invests primarily (at least 80% of net assets under normal circumstances) in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts, of emerging growth companies.
ING Partners, Inc. – ING Salomon Brothers Fundamental Value Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Salomon Brothers Asset Management Inc	Seeks capital appreciation. A *nondiversified* Portfolio that invests primarily in common stocks and common stock equivalents, such as preferred stocks and securities convertible in common stocks, of companies the subadviser believes are undervalued in the marketplace. May invest in investment grade fixed-income securities and may invest up to 20% of net assets in non-convertible debt securities rated below investment grade or, if unrated, are of equivalent quality as determined by the subadviser. May also invest up to 20% of assets in securities of foreign issuers.
ING Partners, Inc. – ING Salomon Brothers Investors Value Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Salomon Brothers Asset Management Inc	Seeks long-term growth of capital, and secondarily, current income. Invests primarily in common stocks of established U.S. companies. To a lesser degree, invests in income producing securities such as debt securities. May also invest in other equity securities, including up to 20% of its assets in securities of foreign issuers.
ING Investors Trust - ING Stock Index Portfolio (Class I Shares)	Directed Services, Inc. Subviser: Aeltus Investment Management, Inc. (ING Aeltus)	Seeks total return. Normally invests at least 80% of its assets in equity securities of companies included in the S&P's 500 Composite Stock Price Index (the "S&P Index") or equity securities of companies that are representative of the S&P Index (including derivatives).
ING Partners, Inc. – ING T. Rowe Price Growth Equity Portfolio (Initial Class)	ING Life Insurance and Annuity Company Subadviser: T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income. Invests primarily (at least 80% of net assets under normal circumstances) in common stocks. Concentrates its investments in growth companies. Investments in foreign securities are limited to 30% of total assets.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Partners, Inc. – ING UBS U.S. Allocation Portfolio (formerly ING UBS Tactical Asset Allocation Portfolio) **(Service Class)**	ING Life Insurance and Annuity Company Subadviser: UBS Global Asset Management (US) Inc.	Seeks total return, consisting of long-term capital appreciation and current income. Invests, under normal circumstances, at least 80% of net assets (plus borrowings for investment purposes, if any) in U.S. securities. Allocates assets among the major domestic asset classes (U.S. fixed income and U.S. equities) based upon the subadviser's assessment of prevailing market conditions in the U.S. and abroad.
ING Partners, Inc. – ING UBS U.S. Large Cap Equity Portfolio (formerly ING MFS Research Equity Portfolio) **(Initial Class)**	ING Life Insurance and Annuity Company Subadviser: UBS Global Asset Management (Americas) Inc.	Seeks long-term growth of capital and future income. Under normal circumstances, invests at least 80% of net assets (plus borrowings for investment purposes, if any) in U.S. equity securities. Investments in equity securities may include dividend-paying securities, common stock and preferred stock.
ING Partners, Inc. – ING Van Kampen Comstock Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Van Kampen	Seeks capital growth and income. Invests in a portfolio of equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.
ING VP Balanced Portfolio, Inc. (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the Portfolio's management, of which of those sectors or mix thereof offers the best investment prospects. Typically maintains approximately 60% of total assets in equities and approximately 40% of total assets in debt (including money market instruments). The Portfolio may invest up to 15% of total assets in high-yield instruments.
ING VP Bond Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to maximize total return as is consistent with reasonable risk, through investment in a diversified portfolio consisting of investment-grade corporate bonds, and debt securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. Under normal market conditions, invests at least 80% of assets in high-grade corporate bonds, mortgage-related and other asset-backed securities, and securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. May also invest up to 15% of total assets in high-yield instruments and up to 25% of total assets in foreign debt securities.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Variable Products Trust – ING VP Financial Services Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks long-term capital appreciation. Invests, under normal market conditions, at least 80% of assets in equity securities and equity equivalent securities of companies principally engaged in the financial services industry. As a general matter, the Portfolio expects these investments to be in common stocks of large-, mid- and small-sized companies. May invest remaining 20% of assets in equity or debt securities of financial services companies or companies that are not financial services companies, and in money market instruments.
ING Variable Portfolios, Inc. – ING VP Global Science and Technology Portfolio (formerly ING VP Technology Portfolio) **(Class I Shares)**	ING Investments, LLC Subadviser: BlackRock Advisors, Inc.	Seeks long-term capital appreciation. Normally invests at least 80% of net assets in equity securities issued by science and technology companies in all market capitalization ranges. Will invest primarily in equity securities of U.S. and non-U.S. companies selected for their rapid and sustainable growth potential from the development, advancement and use of science and/or technology. May invest up to 25% of its net assets in stocks of issuers in emerging market countries.
ING Variable Funds – ING VP Growth and Income Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. Under normal market conditions, invests at least 65% of total assets in common stocks that the subadviser believes have significant potential for capital appreciation or income growth or both.
ING Variable Portfolios, Inc. – ING VP Growth Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks growth of capital through investment in a diversified portfolio consisting primarily of common stocks and securities convertible into common stocks believed to offer growth potential. Under normal market conditions, invests at least 65% of total assets in common stocks and securities convertible into common stock.
ING Variable Portfolios, Inc. – ING VP Index Plus LargeCap Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P 500 Index. The subadviser's objective is to overweight those stocks in the S&P 500 Index that it believes will outperform the index and underweight or avoid those stocks that it believes will underperform the index.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Variable Portfolios, Inc. – ING VP Index Plus MidCap Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P MidCap 400 Index. The subadviser's objective is to overweight those stocks in the S&P MidCap 400 Index that it believes will outperform the index and underweight or avoid those stocks that it believes will underperform the index.
ING Variable Portfolios, Inc. – ING VP Index Plus SmallCap Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P 600 Index), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P 600 Index. The subadviser's objective is to overweight those stocks in the S&P 600 Index that it believes will outperform the index and underweight or avoid those stocks that it believes will underperform the index.
ING Variable Portfolios, Inc. – ING VP International Equity Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks long-term capital growth primarily through investment in a diversified portfolio of common stocks principally traded in countries outside of the United States. The Portfolio will not target any given level of current income. Under normal market conditions, invests at least 80% of assets in equity securities. At least 65% of assets will normally be invested in securities principally traded in three or more countries outside of the U.S. These securities may include common stocks as well as securities convertible into common stock.
ING Variable Products Trust – ING VP International Value Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks long-term capital appreciation. Invests primarily in foreign companies with market capitalizations greater than $1 billion, but may hold up to 25% of assets in companies with smaller market capitalizations. Under normal circumstances, will invest at least 65% of total assets in securities of companies located in at least three countries other than the U.S., which may include emerging market countries.
ING Variable Products Trust – ING VP MagnaCap Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks growth of capital, with dividend income as a secondary consideration. Will normally invest at least 80% of assets in common stock of large companies. For this Portfolio, large companies are those included in the 500 largest U.S. companies, as measured by total revenues, net assets, cash flow or earnings, or the 1,000 largest companies as measured by equity market capitalization.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Variable Products Trust – ING VP MidCap Opportunities Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks long-term capital appreciation. Normally invests at least 80% of assets in the common stocks of mid-sized U.S. companies that the subadviser believes have above average prospects for growth. For this Portfolio, mid-size companies are those with market capitalizations that fall within the range of companies in the Russell MidCap Growth Index.
ING VP Money Market Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments. Invests in a diversified portfolio of high-quality fixed income securities denominated in U.S. dollars, with short remaining maturities. **There is no guarantee that the ING VP Money Market Subaccount will have a positive or level return.**
ING Variable Products Trust – ING VP Real Estate Portfolio (Class I Shares)	ING Investments, LLC Subadviser: ING Clarion Real Estate Securities.	Seeks total return. Under normal market conditions, invests at least 80% of assets in common and preferred stocks of U.S. real estate investment trusts (REITs) and real estate companies. For this Portfolio, real estate companies consist of companies that are principally engaged in the real estate industry. May invest in companies with any market capitalization; however, the subadviser will generally not invest in companies with market capitalization of less than $100 million at the time of purchase.
ING Variable Portfolios, Inc. – ING VP Small Company Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities convertible into common stocks of companies with smaller market capitalizations. Under normal market conditions, invests at least 80% of net assets in common stocks and securities convertible into common stock of small-capitalization companies.
ING Variable Products Trust – ING VP SmallCap Opportunities Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks long-term capital appreciation. Normally invests at least 80% of assets in the common stock of smaller, lesser-known U.S. companies that the subadviser believes have above average prospects for growth. For this Portfolio, smaller companies are those with market capitalizations that fall within the range of companies in the Russell 2000 Growth Index.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Balanced Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized). Managed for investors seeking a balance between income and capital appreciation who generally have an investment horizon exceeding ten years and a moderate level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 60% equities, 35% fixed income and 5% money market instruments under neutral market conditions.
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Growth Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to provide capital appreciation. Managed for investors seeking capital appreciation who generally have an investment horizon exceeding 15 years and a high level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 80% equities and 20% fixed income under neutral market conditions.
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Income Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to provide total return consistent with preservation of capital. Managed for investors primarily seeking total return consistent with capital preservation who generally have an investment horizon exceeding five years and a low level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 35% equities, 55% fixed income and 10% money market instruments under neutral market conditions.
ING Variable Portfolios, Inc. – ING VP Value Opportunity Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities convertible into common stock. Under normal market conditions, invests at least 65% of total assets in common stocks and securities convertible into common stock.
Janus Aspen Series – Balanced Portfolio (Institutional Shares)	Janus Capital	Seeks long-term capital growth, consistent with preservation of capital and balanced by current income. Normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. Will normally invest at least 25% of its assets in fixed-income securities.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
Janus Aspen Series – Flexible Income Portfolio (Institutional Shares)	Janus Capital	Seeks to obtain maximum total return, consistent with the preservation of capital. Invests primarily in a wide variety of income-producing securities such as corporate bonds and notes, government securities, including agency securities, and preferred stock. Will invest at least 80% of its assets in income-producing securities. Will invest at least 65% of its assets in investment grade debt securities and will maintain an average-weighted effective maturity of five to ten years. Will limit its investment in high-yield/high-risk bonds to less than 35% of its net assets.
Janus Aspen Series – Growth Portfolio (Institutional Shares)	Janus Capital	Seeks long-term growth of capital in a manner consistent with the preservation of capital. Invests primarily in common stocks selected for their growth potential. Although it can invest in companies of any size, it generally invests in larger, more established companies.
Janus Aspen Series – Mid Cap Growth Portfolio (Institutional Shares)	Janus Capital	Seeks long-term growth of capital. Invests, under normal circumstances, at least 80% of its net assets in equity securities of mid-sized companies whose market capitalization falls, at the time of purchase, in the 12-month average of the capitalization ranges of the Russell MidCap Growth Index.
Janus Aspen Series – Worldwide Growth Portfolio (Institutional Shares)	Janus Capital	Seeks long-term growth of capital in a manner consistent with the preservation of capital. Invests primarily in common stocks of companies of any size located throughout the world. Normally invests in issuers from at least five different countries, including the United States. May at times invest in fewer than five countries or even in a single country.
Lord Abbett Series Fund, Inc. – Growth and Income Portfolio (Class VC Shares)	Lord, Abbett & Co. LLC	Seeks long-term growth of capital and income without excessive fluctuations in market value. Primarily purchases equity securities of large, seasoned, U.S. and multinational companies which Lord Abbett believes are undervalued. Under normal circumstances, will invest at least 80% of net assets in equity securities of large companies with market capitalizations of at least $5 billion at the time of purchase. This market capitalization may vary in response to changes in the markets. Equity securities may include common stocks, convertible bonds, convertible preferred stocks and warrants and similar instruments.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
Lord Abbett Series Fund, Inc. – Mid-Cap Value Portfolio (Class VC Shares)	Lord, Abbett & Co. LLC	Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace. Normally invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in equity securities of mid-sized companies, those with market capitalizations of roughly $500 million to $10 billion, at the time of purchase. This market capitalization range may vary in response to changes in the markets.
New Perspective Fund® (Class R-4)	Capital Research and Management Company	Seeks to provide long-term growth of capital. Future income is a secondary objective. Invests primarily in common stocks, including growth-oriented stocks, on a global basis to take advantage of investment opportunities generated by changes in international trade patterns and economic and political relationships. Also may invest in cash or money market instruments.
Oppenheimer Developing Markets Fund (Class A Shares)	OppenheimerFunds, Inc.	Aggressively seeks capital appreciation. Invests mainly in common stocks of issuers in emerging and developing markets throughout the world. Under normal market conditions, will invest at least 80% of total assets in equity securities of issuers whose principal activities are in at least three developing markets.
Oppenheimer Variable Account Funds – Oppenheimer Global Securities Fund/VA	OppenheimerFunds, Inc.	Seeks long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation possibilities. Invests mainly in common stocks and can also buy other equity securities, including preferred stocks and convertible securities in the U.S. and foreign countries.
Oppenheimer Variable Account Funds – Oppenheimer Strategic Bond Fund/VA	OppenheimerFunds, Inc.	Seeks a high level of current income principally derived from interest on debt securities. Invests mainly in debt securities of issuers in three market sectors: foreign governments and companies, U.S. Government securities, and lower-grade high-yield securities of U.S. and foreign companies.
PIMCO VIT - Real Return Portfolio (Administrative Class)	Pacific Investment Management Company LLC (PIMCO)	Seeks maximum real return, consistent with preservation of real capital and prudent investment management. Invests primarily in investment grade securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by PIMCO to be of comparable quality.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
Pioneer Variable Contracts Trust – Pioneer Equity Income VCT Portfolio (Class I Shares)	Pioneer Investment Management, Inc.	Seeks current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations. Normally, the portfolio invests at least 80% of its total assets in income producing equity securities of U.S. issuers. The income producing equity securities in which the portfolio may invest include common stocks, preferred stocks and interests in real estate investment trusts (REITs). The remainder of the portfolio may be invested in debt securities, most of which are expected to be convertible into common stocks.
Pioneer Variable Contracts Trust – Pioneer Fund VCT Portfolio (Class I Shares)	Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth. Invests in a broad list of carefully selected, reasonably priced securities rather than in securities whose prices reflect a premium resulting from their current market popularity. The portfolio invests the major portion of its assets in equity securities, primarily of U.S. issuers. For purposes of the portfolio's investment policies, equity securities include common stocks, convertible debt and other equity instruments, such as depositary receipts, warrants, rights, interests in real estate investment trusts (REITs) and preferred stocks.
Pioneer Variable Contracts Trust – Pioneer High Yield VCT Portfolio (Class I Shares)	Pioneer Investment Management, Inc.	Seeks to maximize total return through a combination of income and capital appreciation. Normally, the portfolio invests at least 80% of its total assets in below investment grade (high yield) debt securities and preferred stocks.
Pioneer Variable Contracts Trust – Pioneer Mid Cap Value VCT Portfolio (Class I Shares)	Pioneer Investment Management, Inc.	Seeks capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks. Normally, invests at least 80% of total assets in equity securities of mid-size companies, that is, companies with market values within the range of market values of companies included in the Russell Midcap® Value Index.
Templeton Income Trust – Templeton Global Bond Fund (Class A Shares)	Franklin Advisers, Inc.	Seeks current income with capital appreciation and growth of income. Under normal market conditions, invests at least 80% of its net assets in "bonds." "Bonds" include debt securities of any maturity, such as bonds, notes and debentures. In addition, at least 65% of the fund's total assets will be invested in issuers located in at least three countries (including the U.S.) including emerging markets. May invest up to 25% of its total assets in bonds that are rated below investment grade.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
The Growth Fund of America® **(Class R-4)**	Capital Research and Management Company	Seeks to provide long-term growth of capital through a diversified portfolio of common stocks. May invest 15% of assets outside of the U.S. Invests primarily in common stocks, and also may invest in cash or money market instruments.
Wanger Advisors Trust - Wanger Select	Columbia Wanger Asset Management, L.P.	A *nondiversified* fund that seeks long-term growth of capital. Invests primarily in the stocks of medium- to larger-size U.S. companies. Invests in a limited number of companies (between 20-25) with market capitalizations under $15 billion, offering the potential to provide above-average growth over time.
Wanger Advisors Trust - Wanger U.S. Smaller Companies	Columbia Wanger Asset Management, L.P.	Seeks long-term growth of capital. Under normal circumstances, invests at least 80% of net assets (plus any borrowings for investment purposes), at market value at the time of investment, in securities of domestic companies with total stock market capitalizations of $5 billion or less.
Washington Mutual Investors Fund^{SM} **(Class R-4)**	Capital Research and Management Company	Seeks to produce income and to provide an opportunity for growth of principal consistent with sound common stock investing. Strives to accomplish this objective through fundamental research, careful selection, and broad diversification. The fund's policy is to maintain at all times a fully invested and widely diversified portion of securities; however, the fund may hold, to a limited extent, short-term U.S. government securities, cash and cash equivalents.

APPENDIX IV
CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2003, the following tables give (1) the accumulation unit value (AUV) at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account I available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2003 the "Value at beginning of period" shown is the value at first date of investment. For those subaccounts that ended operations during the period ended December 31, 2003 the "Value at end of period" shown is the value at the last date of investment.

(Selected data for accumulation units outstanding throughout each period)

	2003	2002	2001	2000
AIM V.I. CAPITAL APPRECIATION FUND				
(Funds were first received in this option during December 2000)				
Value at beginning of period	$6.00	$8.012	$10.549	$10.549
Value at end of period	$7.69	$6.00	$8.012	$10.549
Number of accumulation units outstanding at end of period	1,523	953	443	70
AIM V.I. CORE EQUITY FUND				
(Funds were first received in this option during October 2000)				
Value at beginning of period	$6.12	$7.320	$9.582	$10.275
Value at end of period	$7.54	$6.12	$7.320	$9.582
Number of accumulation units outstanding at end of period	334,093	264,677	174,013	148
AIM V.I. GROWTH FUND				
(Funds were first received in this option during September 2000)				
Value at beginning of period	$3.91	$5.714	$8.731	$11.179
Value at end of period	$5.07	$3.91	$5.714	$8.731
Number of accumulation units outstanding at end of period	342,284	299,207	255,958	15,982
AIM V.I. PREMIER EQUITY FUND				
(Funds were first received in this option during September 2000)				
Value at beginning of period	$5.46	$7.905	$9.132	$10.792
Value at end of period	$6.76	$5.46	$7.905	$9.132
Number of accumulation units outstanding at end of period	335,650	251,631	158,994	245
CALVERT SOCIAL BALANCED PORTFOLIO				
(Funds were first received in this option during January 2002)				
Value at beginning of period	$8.03	$9.180		
Value at end of period	$9.49	$8.03		
Number of accumulation units outstanding at end of period	30	61		

61

Condensed Financial Information (continued)

	2003	2002	2001	2000
FIDELITY® VIP CONTRAFUND® PORTFOLIO				
(Funds were first received in this option during January 2001)				
Value at beginning of period	$7.95	$8.863	$9.827	
Value at end of period	$10.12	$7.95	$8.863	
Number of accumulation units outstanding at end of period	3,463	3,465	463	
FIDELITY® VIP EQUITY-INCOME PORTFOLIO				
(Funds were first received in this option during March 2001)				
Value at beginning of period	$8.34	$10.142	$9.897	
Value at end of period	$10.76	$8.34	$10.142	
Number of accumulation units outstanding at end of period	2,969	2,692	582	
FIDELITY® VIP GROWTH PORTFOLIO				
(Funds were first received in this option during December 2000)				
Value at beginning of period	$5.56	$8.039	$9.861	$9.899
Value at end of period	$7.32	$5.56	$8.039	$9.861
Number of accumulation units outstanding at end of period	1,539,832	1,058,748	597,344	21,539
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO				
(Funds were first received in this option during December 2000)				
Value at beginning of period	$4.12	$6.425	$8.678	$8.678
Value at end of period	$5.63	$4.12	$6.425	$8.678
Number of accumulation units outstanding at end of period	2,518	1,441	542	85
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO				
(Funds were first received in this option during February 2002)				
Value at beginning of period	$7.27	$9.110		
Value at end of period	$9.42	$7.27		
Number of accumulation units outstanding at end of period	5,631	5,629		
ING VP BALANCED PORTFOLIO, INC.				
(Funds were first received in this option during December 2000)				
Value at beginning of period	$8.70	$9.800	$10.334	$10.164
Value at end of period	$10.24	$8.70	$9.800	$10.334
Number of accumulation units outstanding at end of period	751,614	545,332	324,320	2,812
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO				
(Funds were first received in this option during September 2000)				
Value at beginning of period	$2.59	$4.454	$5.841	$9.603
Value at end of period	$3.73	$2.59	$4.454	$5.841
Number of accumulation units outstanding at end of period	321,624	167,312	88,611	3,299
ING VP GROWTH AND INCOME PORTFOLIO				
(Funds were first received in this option during January 2001)				
Value at beginning of period	$5.64	$7.593	$9.029	
Value at end of period	$7.04	$5.64	$7.593	
Number of accumulation units outstanding at end of period	4,757	4,650	4,547	

Condensed Financial Information (continued)

	2003	2002	2001	2000
ING VP GROWTH PORTFOLIO				
(Funds were first received in this option during October 2000)				
Value at beginning of period	$5.00	$7.108	$9.844	$11.173
Value at end of period	$6.45	$5.00	$7.108	$9.844
Number of accumulation units outstanding at end of period	263,565	235,002	187,354	16,822
ING VP INDEX PLUS LARGECAP PORTFOLIO				
(Funds were first received in this option during September 2000)				
Value at beginning of period	$6.43	$8.275	$9.676	$10.952
Value at end of period	$8.03	$6.43	$8.275	$9.676
Number of accumulation units outstanding at end of period	1,245,690	850,722	375,985	12,812
ING VP INDEX PLUS MIDCAP PORTFOLIO				
(Funds were first received in this option during January 2001)				
Value at beginning of period	$10.92	$12.542	$12.315	
Value at end of period	$14.31	$10.92	$12.542	
Number of accumulation units outstanding at end of period	4,399	4,082	3,089	
ING VP INDEX PLUS SMALLCAP PORTFOLIO				
(Funds were first received in this option during March 2001)				
Value at beginning of period	$10.27	$11.953	$11.542	
Value at end of period	$13.85	$10.27	$11.953	
Number of accumulation units outstanding at end of period	2,688	2,690	2,643	
ING VP INTERNATIONAL EQUITY PORTFOLIO				
(Funds were first received in this option during November 2000)				
Value at beginning of period	$5.26	$7.239	$9.606	$9.845
Value at end of period	$6.87	$5.26	$7.239	$9.606
Number of accumulation units outstanding at end of period	20,880	7,888	9,690	155
ING VP MONEY MARKET PORTFOLIO				
(Funds were first received in this option during May 2001)				
Value at beginning of period	$10.97	$10.908	$10.756	
Value at end of period	$10.96	$10.97	$10.908	
Number of accumulation units outstanding at end of period	186,027	265,123	49,508	
ING VP SMALL COMPANY PORTFOLIO				
(Funds were first received in this option during September 2000)				
Value at beginning of period	$9.31	$12.246	$11.894	$12.755
Value at end of period	$12.67	$9.31	$12.246	$11.894
Number of accumulation units outstanding at end of period	420,712	239,998	60,753	2,007
ING VP VALUE OPPORTUNITY PORTFOLIO				
(Funds were first received in this option during January 2001)				
Value at beginning of period	$7.36	$10.046	$11.024	
Value at end of period	$9.08	$7.36	$10.046	
Number of accumulation units outstanding at end of period	5,002	5,005	3,648	

Condensed Financial Information (continued)

	2003	2002	2001	2000
JANUS ASPEN BALANCED PORTFOLIO				
(Funds were first received in this option during December 2001)				
Value at beginning of period	$9.12	$9.842	$9.772	
Value at end of period	$10.29	$9.12	$9.842	
Number of accumulation units outstanding at end of period	2,724	2,723	582	
JANUS ASPEN GROWTH PORTFOLIO				
(Funds were first received in this option during October 2002)				
Value at beginning of period	$5.07	$4.990		
Value at end of period	$6.61	$5.07		
Number of accumulation units outstanding at end of period	4,784	4,781		
JANUS ASPEN MID CAP GROWTH PORTFOLIO				
(Funds were first received in this option during September 2000)				
Value at beginning of period	$3.77	$5.284	$8.815	$13.282
Value at end of period	$5.04	$3.77	$5.284	$8.815
Number of accumulation units outstanding at end of period	770,185	607,919	479,354	41,139
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO				
(Funds were first received in this option during September 2000)				
Value at beginning of period	$5.81	$7.883	$10.267	$12.470
Value at end of period	$7.14	$5.81	$7.883	$10.267
Number of accumulation units outstanding at end of period	318,194	286,081	236,812	16,082
OPPENHEIMER GLOBAL SECURITIES FUND/VA				
(Funds were first received in this option during September 2000)				
Value at beginning of period	$8.49	$11.013	$12.647	$13.043
Value at end of period	$12.02	$8.49	$11.013	$12.647
Number of accumulation units outstanding at end of period	560,077	354,018	179,216	1,563
OPPENHEIMER STRATEGIC BOND FUND/VA				
(Funds were first received in this option during June 2001)				
Value at beginning of period	$11.30	$10.619	$10.439	
Value at end of period	$13.20	$11.30	$10.619	
Number of accumulation units outstanding at end of period	143,624	70,629	13,772	

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of an Account I prospectus dated May 1, 2004, as well as all current prospectuses for the funds available under the Contracts.

___ Please send an Account I Statement of Additional Information (Form No. SAI.87131-04) dated May 1, 2004.

CONTRACT HOLDER'S SIGNATURE

DATE

PRO.87131-04


VARIABLE ANNUITY ACCOUNT I
OF
ING INSURANCE COMPANY OF AMERICA


Statement of Additional Information dated May 1, 2004

Retirement Master

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account I (the "separate account") dated May 1, 2004.

A free prospectus is available upon request from the local ING Insurance Company of America office or by writing to or calling:


ING
USFS Customer Service
Defined Contribution Administration, TS21
151 Farmington Avenue
Hartford, CT 06156-1277

1-800-262-3862


Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.


TABLE OF CONTENTS


GENERAL INFORMATION AND HISTORY

ING Insurance Company of America (the Company, we, us) issues the contracts described in the prospectus and is responsible for providing each contract's insurance and annuity benefits. We are a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1990 and redomesticated under the laws of the State of Florida on January 5, 2000. Prior to May 1, 2002, the Company was known as Aetna Insurance Company of America. The Company is an indirect wholly-owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. Our sales office is located at 151 Farmington Avenue, Hartford, Connecticut 06156. We are engaged in the business of issuing life insurance and annuities. Our executive offices are located at Corporate Center One, 2202 North Westshore Boulevard, Suite 350, Tampa, Florida 33607.

Other than the mortality and expense risk charge and administrative expense charge, if any, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees" in the prospectus.) From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT I

Variable Annuity Account I is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds listed below. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

The funds currently available under the contracts are as follows:

AIM V.I. Capital Appreciation Fund (Series I)
AIM V.I. Core Equity Fund (Series I)
AIM V.I. Growth Fund (Series I)
AIM V.I. Premier Equity Fund (Series I)
Calvert Social Balanced Portfolio
EuroPacific Growth Fund® (Class R-4)[4][5]
Evergreen Special Values Fund (Class A)[4]
Fidelity® VIP Contrafund® Portfolio (Initial Class)
Fidelity® VIP Equity-Income Portfolio (Initial Class)
Fidelity® VIP Growth Portfolio (Initial Class)
Franklin Small Cap Value Securities Fund (Class 2)
Hibernia Mid Cap Equity Fund (Class A Shares)[4][5]
ING Aeltus Enhanced Index Portfolio (formerly ING DSI
    Enhanced Index Portfolio) (Service Class)
ING Alger Aggressive Growth Portfolio (Service Class)
ING Alger Growth Portfolio (Service Class)
ING American Century Small Cap Value Portfolio
    (Service Class)
ING Baron Small Cap Growth Portfolio (Service Class)
ING Goldman Sachs® Capital Growth Portfolio
    (Service Class)[1]
ING JPMorgan Fleming International Portfolio (Initial Class)
ING JPMorgan Mid Cap Value Portfolio (Service Class)
ING Julius Baer Foreign Portfolio (Class S)[5]
ING MFS Capital Opportunities Portfolio (Initial Class)
ING MFS Global Growth Portfolio (Service Class)
ING OpCap Balanced Value Portfolio (Service Class)
ING PIMCO Total Return Portfolio (Service Class)
ING Salomon Brothers Aggressive Growth Portfolio (Initial
    Class)
ING Salomon Brothers Fundamental Value Portfolio (Service
    Class)
ING Salomon Brothers Investors Value Portfolio (Service
    Class)
ING Stock Index Portfolio (Class I)[5]
ING T. Rowe Price Growth Equity Portfolio (Initial Class)
ING UBS U.S. Allocation Portfolio (formerly ING UBS
    Tactical Asset Allocation Portfolio) (Service Class)
ING UBS U.S. Large Cap Equity Portfolio (formerly ING
    MFS Research Equity Portfolio) (Initial Class)
ING Van Kampen Comstock Portfolio (Service Class)
ING VP Balanced Portfolio, Inc. (Class I) [2]
ING VP Bond Portfolio (Class I) [2]

ING VP Financial Services Portfolio (Class I)[5]
ING VP Global Science and Technology Portfolio (formerly
    ING VP Technology Portfolio) (Class I) [2]
ING VP Growth and Income Portfolio (Class I) [2]
ING VP Growth Portfolio (Class I) [2]
ING VP Index Plus LargeCap Portfolio (Class I) [2]
ING VP Index Plus MidCap Portfolio (Class I) [2]
ING VP Index Plus SmallCap Portfolio (Class I) [2]
ING VP International Equity Portfolio (Class I) [2]
ING VP International Value Portfolio (Class I) [2]
ING VP MagnaCap Portfolio (Class I) [2]
ING VP MidCap Opportunities Portfolio (Class I) [2][3]
ING VP Money Market Portfolio (Class I) [2]
ING VP Real Estate Portfolio (Class I)[5]
ING VP Small Company Portfolio (Class I) [2]
ING VP SmallCap Opportunities Portfolio (Class I) [2]
ING VP Strategic Allocation Balanced Portfolio (Class I) [2]
ING VP Strategic Allocation Growth Portfolio (Class I) [2]
ING VP Strategic Allocation Income Portfolio (Class I) [2]
ING VP Value Opportunity Portfolio (Class I) [2]
Janus Aspen Balanced Portfolio (Institutional Shares)
Janus Aspen Flexible Income Portfolio (Institutional Shares)
Janus Aspen Growth Portfolio (Institutional Shares)
Janus Aspen Mid Cap Growth Portfolio (Institutional Shares)
Janus Aspen Worldwide Growth Portfolio (Institutional
    Shares)
Lord Abbett Series Fund - Growth and Income Portfolio
    (Class VC)
Lord Abbett Series Fund - Mid-Cap Value Portfolio
    (Class VC)
New Perspective Fund® (Class R-4)[4][5]
Oppenheimer Developing Markets Fund (Class A)[4]
Oppenheimer Global Securities Fund/VA
Oppenheimer Strategic Bond Fund/VA
PIMCO VIT Real Return Portfolio (Administrative Class)[5]
Pioneer Equity Income VCT Portfolio (Class I)
Pioneer Fund VCT Portfolio (Class I)
Pioneer High Yield VCT Portfolio (Class I)[5]
Pioneer Mid Cap Value VCT Portfolio (Class I)
Templeton Global Bond Fund (Class A)[4][5]
The Growth Fund of America® (Class R-4)[4][5]
Wanger Select[5]
Wanger U.S. Smaller Companies[5]
Washington Mutual Investors Fund[SM] (Class R-4)[4][5]

(1) Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.
(2) Effective May 3, 2004 Class R shares of this fund have been renamed as Class I shares.
(3) Effective April 16, 2004 ING VP Growth Opportunities Portfolio - Class R merged into ING VP MidCap Opportunities Portfolio - Class R.
(4) This fund is available to the general public. See "Additional Risks of Investing in the Funds" in the prospectus.
(5) This fund is scheduled to be available on May 10, 2004.

Complete descriptions of each of the funds, including their investment objectives, policies, risks and fees and expenses, are contained in the prospectuses and statements of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company's affiliate, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "Contract Ownership and Rights" and "Your Account Value."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2003, 2002 and 2001 amounted to $7,018.08, $81.46, and $215.69, respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all products issued by Variable Annuity Account I of ING Insurance Company of America.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first payment is due. Such value (less any applicable premium tax) is applied to provide payments to you in accordance with the payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first payment for each $1,000 of value applied. Thereafter, the variable payments fluctuate as the annuity unit value(s) fluctuates with the investment experience of the selected investment option(s). The first payment and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first payment, but subsequent payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of annuity units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first payment based on a particular investment option, and (b) is the then current annuity unit value for that investment option. As noted, annuity unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:
Assume that, at the date payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax is payable and that the annuity table in the contract provides, for the payment option elected, a first monthly variable payment of $6.68 per $1000 of value applied; the annuitant's first monthly payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an annuity unit for the valuation on which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of annuity units is determined to be 20.414. The value of this number of annuity units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = $.9999058^{30}$ (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = $.9998663^{30}$.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts.

We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit. We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the assets classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

INDEPENDENT AUDITORS

Ernst & Young LLP, 600 Peachtree Street, Suite 2800, Atlanta, GA 30308, are the independent auditors for the separate account and for the Company. The services provided to the separate account include primarily the audit of the separate account's financial statements.

FINANCIAL STATEMENTS
ING Insurance Company of America
Variable Annuity Account I
Year ended December 31, 2003
with Report of Independent Auditors

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Financial Statements
Year ended December 31, 2003

Contents

Report of Independent Auditors

The Board of Directors and Participants
ING Insurance Company of America

We have audited the accompanying statements of assets and liabilities of ING Insurance Company of America Variable Annuity Account I (the "Account") comprised of the following as of December 31, 2003, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
    AIM V.I. Capital Appreciation Fund – Series I Shares
    AIM V.I. Core Equity Fund – Series I Shares
    AIM V.I. Growth Fund – Series I Shares
    AIM V.I. Premier Equity Fund – Series I Shares
Alger American Funds:
    Alger American Balanced Portfolio
    Alger American Income & Growth Portfolio
    Alger American Leveraged AllCap Portfolio
American Century® Investments:
    American Century® VP Balanced Fund
    American Century® VP International Fund
Calvert Social Balanced Portfolio
Federated Insurance Series:
    Federated American Leaders Fund II
    Federated Capital Income Fund II
    Federated Equity Income Fund II
    Federated Fund for US Government Securities II
    Federated Growth Strategies Fund II
    Federated High Income Bond Fund II
    Federated International Equity Fund II
    Federated Prime Money Fund II
Fidelity® Investments Variable Insurance
    Products Funds:
    Fidelity® VIP *Asset Manager*[SM] Portfolio – Initial
        Class

Fidelity® Investments Variable Insurance
    Products Funds (continued):
    Fidelity® VIP Contrafund® Portfolio – Initial Class
    Fidelity® VIP Equity–Income Portfolio – Initial Class
    Fidelity® VIP Growth Portfolio – Initial Class
    Fidelity® VIP High Income Portfolio – Initial Class
    Fidelity® VIP Index 500 Portfolio – Initial Class
    Fidelity® VIP Investment Grade Bond Portfolio –
        Initial Class
    Fidelity® VIP Overseas Portfolio – Initial Class
ING VP Balanced Portfolio, Inc. – Class R
ING VP Bond Portfolio – Class R
ING VP Emerging Markets Fund
ING VP Money Market Portfolio – Class R
ING VP Natural Resources Trust
ING Partners, Inc.:
    ING JPMorgan Fleming International Portfolio –
        Initial Class
    ING MFS Capital Opportunities Portfolio – Initial
        Class
    ING MFS Research Equity Portfolio – Initial Class

ING Partners, Inc. (continued):
  ING Salomon Brothers Aggressive Growth Portfolio – I Class
  ING T. Rowe Price Growth Equity Portfolio – Initial Class
ING Strategic Allocation Portfolios, Inc.:
  ING VP Strategic Allocation Balanced Portfolio – Class R
  ING VP Strategic Allocation Growth Portfolio – Class R
  ING VP Strategic Allocation Income Portfolio – Class R
ING Variable Funds:
  ING VP Growth and Income Portfolio – Class R
ING Variable Portfolios, Inc.:
  ING VP Global Science and Technology Portfolio – Class R
  ING VP Growth Portfolio – Class R
  ING VP Index Plus LargeCap Portfolio – Class R
  ING VP Index Plus MidCap Portfolio – Class R
  ING VP Index Plus SmallCap Portfolio – Class R
  ING VP International Equity Portfolio – Class R
  ING VP Small Company Portfolio – Class R
  ING VP Value Opportunity Portfolio – Class R

Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio – Institutional Shares
  Janus Aspen Series Flexible Income Portfolio – Institutional Shares
  Janus Aspen Series Growth Portfolio – Institutional Shares
  Janus Aspen Series MidCap Growth Portfolio – Institutional Shares
  Janus Aspen Series Worldwide Growth Portfolio – Institutional Shares
MFS® Variable Insurance Trust:
  MFS ® Global Governments Series
  MFS® Total Return Series – Initial Class
Oppenheimer Variable Account Funds:
  Oppenheimer Aggressive Growth Fund/VA®
  Oppenheimer Global Securities Fund/VA®
  Oppenheimer Main Street Fund/VA®
  Oppenheimer Strategic Bond Fund/VA®

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2003, by correspondence with the transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Divisions comprising the ING Insurance Company of America Variable Annuity Account I at December 31, 2003, and the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 15, 2004

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	AIM V.I. Capital Appreciation	AIM V.I. Core Equity	AIM V.I. Growth	AIM V.I. Premier Equity	Alger American Balanced
Assets					
Investments in mutual funds					
at fair value	$ 12	$ 2,525	$ 1,735	$ 2,269	$ 630
Total assets	12	2,525	1,735	2,269	630
Net assets	$ 12	$ 2,525	$ 1,735	$ 2,269	$ 630
Net assets					
Accumulation units	$ 12	$ 2,519	$ 1,735	$ 2,269	$ 630
Contracts in payout (annuitization)					
period	-	6	-	-	-
Total net assets	$ 12	$ 2,525	$ 1,735	$ 2,269	$ 630
Accumulation units outstanding:					
IICA I	-	-	-	-	31,991.510
IICA II	-	-	-	-	-
IICA III	1,523.174	334,092.812	342,284.481	335,649.930	-
Accumulation unit value:					
IICA I	$ -	$ -	$ -	$ -	$ 19.68
IICA II	$ -	$ -	$ -	$ -	$ -
IICA III	$ 7.69	$ 7.54	$ 5.07	$ 6.76	$ -
Total number of mutual fund shares	550	120,570	117,018	112,160	47,841
Cost of mutual fund shares	$ 11	$ 2,326	$ 1,970	$ 2,244	$ 608

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	Alger American Income & Growth	Alger American Leveraged AllCap	American Century® VP Balanced	American Century® VP International	Calvert Social Balanced
Assets					
Investments in mutual funds at fair value	$ 1,668	$ 1,660	$ 177	$ 532	$ 424
Total assets	1,668	1,660	177	532	424
Net assets	$ 1,668	$ 1,660	$ 177	$ 532	$ 424
Net assets					
Accumulation units	$ 1,668	$ 1,660	$ 177	$ 532	$ 424
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 1,668	$ 1,660	$ 177	$ 532	$ 424
Accumulation units outstanding:					
IICA I	83,540.847	86,536.893	11,553.011	37,608.447	26,484.251
IICA II	-	-	-	-	11,186.741
IICA III	-	-	-	-	30.339
Accumulation unit value:					
IICA I	$ 19.97	$ 19.18	$ 15.31	$ 14.15	$ 11.30
IICA II	$ -	$ -	$ -	$ -	$ 11.16
IICA III	$ -	$ -	$ -	$ -	$ 9.49
Total number of mutual fund shares	178,048	59,088	26,243	82,762	241,413
Cost of mutual fund shares	$ 1,783	$ 1,749	$ 166	$ 534	$ 402

The accompanying notes are an integral part of these financial statements.

4

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	Federated American Leaders	Federated Capital Income	Federated Equity Income	Federated Fund for US Government Securities	Federated Growth Strategies
Assets					
Investments in mutual funds					
at fair value	$ 81,925	$ 8,126	$ 17,322	$ 5,051	$ 20,317
Total assets	81,925	8,126	17,322	5,051	20,317
Net assets	$ 81,925	$ 8,126	$ 17,322	$ 5,051	$ 20,317
Net assets					
Accumulation units	$ 81,820	$ 8,084	$ 17,253	$ 5,051	$ 20,317
Contracts in payout (annuitization)					
period	105	42	69	-	-
Total net assets	$ 81,925	$ 8,126	$ 17,322	$ 5,051	$ 20,317
Accumulation units outstanding:					
IICA I	3,991,201.314	682,152.535	1,398,095.659	334,707.890	1,078,968.810
IICA II	-	-	-	-	-
IICA III	-	-	-	-	-
Accumulation unit value:					
IICA I	$ 20.50	$ 11.85	$ 12.34	$ 15.09	$ 18.83
IICA II	$ -	$ -	$ -	$ -	$ -
IICA III	$ -	$ -	$ -	$ -	$ -
Total number of mutual fund shares	4,289,270	962,766	1,428,001	429,120	1,115,705
Cost of mutual fund shares	$ 83,709	$ 11,885	$ 18,971	$ 4,943	$ 23,752

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	Federated High Income Bond	Federated International Equity	Federated Prime Money	Fidelity® VIP *Asset Manager*SM	Fidelity® VIP Contrafund®
Assets					
Investments in mutual funds at fair value	$ 14,508	$ 11,757	$ 3,768	$ 5,491	$ 26,252
Total assets	14,508	11,757	3,768	5,491	26,252
Net assets	$ 14,508	$ 11,757	$ 3,768	$ 5,491	$ 26,252
Net assets					
Accumulation units	$ 14,493	$ 11,725	$ 3,768	$ 5,491	$ 26,252
Contracts in payout (annuitization) period	15	32	-	-	-
Total net assets	$ 14,508	$ 11,757	$ 3,768	$ 5,491	$ 26,252
Accumulation units outstanding:					
IICA I	981,944.355	833,333.358	306,102.439	264,759.250	1,061,456.874
IICA II	-	-	-	104,394.940	284,305.610
IICA III	-	-	-	-	3,463.134
Accumulation unit value:					
IICA I	$ 14.76	$ 14.07	$ 12.31	$ 16.18	$ 20.96
IICA II	$ -	$ -	$ -	$ 11.56	$ 13.96
IICA III	$ -	$ -	$ -	$ -	$ 10.12
Total number of mutual fund shares	1,815,820	1,014,444	3,768,121	379,710	1,134,980
Cost of mutual fund shares	$ 14,233	$ 18,480	$ 3,768	$ 5,141	$ 23,008

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	Fidelity® VIP Equity-Income	Fidelity® VIP Growth	Fidelity® VIP High Income	Fidelity® VIP Index 500	Fidelity® VIP Investment Grade Bond
Assets					
Investments in mutual funds at fair value	$ 38,898	$ 29,686	$ 12,642	$ 25,584	$ 636
Total assets	38,898	29,686	12,642	25,584	636
Net assets	$ 38,898	$ 29,686	$ 12,642	$ 25,584	$ 636
Net assets					
Accumulation units	$ 38,898	$ 29,686	$ 12,583	$ 25,584	$ 636
Contracts in payout (annuitization) period	-	-	59	-	-
Total net assets	$ 38,898	$ 29,686	$ 12,642	$ 25,584	$ 636
Accumulation units outstanding:					
IICA I	1,817,918.203	979,747.458	799,712.724	1,196,859.365	40,804.748
IICA II	477,417.444	237,777.167	416,391.843	275,998.436	-
IICA III	2,968.601	1,539,831.617	-	-	-
Accumulation unit value:					
IICA I	$ 18.22	$ 15.97	$ 11.34	$ 18.83	$ 15.58
IICA II	$ 12.03	$ 11.64	$ 8.44	$ 11.04	$ -
IICA III	$ 10.76	$ 7.32	$ -	$ -	$ -
Total number of mutual fund shares	1,678,074	956,374	1,818,976	202,837	46,574
Cost of mutual fund shares	$ 34,891	$ 27,728	$ 10,996	$ 23,291	$ 588

The accompanying notes are an integral part of these financial statements.

7

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	Fidelity® VIP Overseas	ING VP Balanced	ING VP Bond	ING VP Emerging Markets	ING VP Money Market
Assets					
Investments in mutual funds at fair value	$ 3,114	$ 13,216	$ 11,032	$ 190	$ 19,909
Total assets	3,114	13,216	11,032	190	19,909
Net assets	$ 3,114	$ 13,216	$ 11,032	$ 190	$ 19,909
Net assets					
Accumulation units	$ 3,114	$ 13,160	$ 11,014	$ 190	$ 19,906
Contracts in payout (annuitization) period	-	56	18	-	3
Total net assets	$ 3,114	$ 13,216	$ 11,032	$ 190	$ 19,909
Accumulation units outstanding:					
IICA I	192,718.758	240,188.138	585,875.052	19,648.196	1,135,319.877
IICA II	48,865.050	100,167.739	156,673.275	-	309,033.830
IICA III	-	751,613.863	-	-	186,027.340
Accumulation unit value:					
IICA I	$ 13.56	$ 17.64	$ 15.17	$ 9.65	$ 12.58
IICA II	$ 10.24	$ 12.25	$ 13.57	$ -	$ 11.60
IICA III	$ -	$ 10.24	$ -	$ -	$ 10.96
Total number of mutual fund shares	199,721	1,057,311	779,654	28,815	1,538,874
Cost of mutual fund shares	$ 2,670	$ 12,244	$ 10,557	$ 165	$ 19,851

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	ING VP Natural Resources	ING JPMorgan Fleming International	ING MFS Capital Opportunities	ING MFS Research Equity	ING Salomon Brothers Aggressive Growth
Assets					
Investments in mutual funds at fair value	$ 423	$ 1,701	$ 3,225	$ 7,314	$ 11,703
Total assets	423	1,701	3,225	7,314	11,703
Net assets	$ 423	$ 1,701	$ 3,225	$ 7,314	$ 11,703
Net assets					
Accumulation units	$ 423	$ 1,694	$ 3,191	$ 7,314	$ 11,699
Contracts in payout (annuitization) period	-	7	34	-	4
Total net assets	$ 423	$ 1,701	$ 3,225	$ 7,314	$ 11,703
Accumulation units outstanding:					
IICA I	28,345.408	127,224.614	206,429.555	739,569.277	1,184,775.466
IICA II	-	32,475.836	83,398.456	88,443.815	123,869.863
IICA III	-	-	-	-	2,517.808
Accumulation unit value:					
IICA I	$ 14.94	$ 10.71	$ 11.16	$ 8.74	$ 9.03
IICA II	$ -	$ 10.19	$ 10.64	$ 9.61	$ 7.96
IICA III	$ -	$ -	$ -	$ -	$ 5.63
Total number of mutual fund shares	26,769	162,442	133,207	969,997	321,422
Cost of mutual fund shares	$ 363	$ 1,515	$ 2,917	$ 7,663	$ 10,315

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	ING T. Rowe Price Growth Equity	ING VP Strategic Allocation Balanced	ING VP Strategic Allocation Growth	ING VP Strategic Allocation Income	ING VP Growth and Income
Assets					
Investments in mutual funds at fair value	$ 19,372	$ 1,035	$ 1,094	$ 1,648	$ 11,684
Total assets	19,372	1,035	1,094	1,648	11,684
Net assets	$ 19,372	$ 1,035	$ 1,094	$ 1,648	$ 11,684
Net assets					
Accumulation units	$ 19,273	$ 1,035	$ 1,094	$ 1,631	$ 11,612
Contracts in payout (annuitization) period	99	-	-	17	72
Total net assets	$ 19,372	$ 1,035	$ 1,094	$ 1,648	$ 11,684
Accumulation units outstanding:					
IICA I	992,016.257	63,657.820	64,272.921	97,343.275	624,676.734
IICA II	117,552.114	6,167.714	9,773.977	11,808.194	347,069.255
IICA III	5,630.668	-	-	-	4,757.326
Accumulation unit value:					
IICA I	$ 17.89	$ 15.22	$ 15.47	$ 15.35	$ 13.88
IICA II	$ 12.53	$ 10.73	$ 10.18	$ 11.61	$ 8.38
IICA III	$ 9.42	$ -	$ -	$ -	$ 7.04
Total number of mutual fund shares	427,173	80,990	82,117	133,900	639,173
Cost of mutual fund shares	$ 18,489	$ 943	$ 940	$ 1,555	$ 9,734

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	ING VP Global Science and Technology	ING VP Growth	ING VP Index Plus LargeCap	ING VP Index Plus MidCap	ING VP Index Plus SmallCap
Assets					
Investments in mutual funds at fair value	$ 2,897	$ 3,073	$ 16,152	$ 63	$ 37
Total assets	2,897	3,073	16,152	63	37
Net assets	$ 2,897	$ 3,073	$ 16,152	$ 63	$ 37
Net assets					
Accumulation units	$ 2,897	$ 2,978	$ 15,974	$ 63	$ 37
Contracts in payout (annuitization) period	-	95	178	-	-
Total net assets	$ 2,897	$ 3,073	$ 16,152	$ 63	$ 37
Accumulation units outstanding:					
IICA I	410,634.869	72,286.886	279,206.738	-	-
IICA II	51,590.301	31,978.013	113,491.702	-	-
IICA III	321,623.656	263,565.060	1,245,689.921	4,399.190	2,688.431
Accumulation unit value:					
IICA I	$ 3.67	$ 13.36	$ 16.78	$ -	$ -
IICA II	$ 3.69	$ 9.78	$ 11.33	$ -	$ -
IICA III	$ 3.73	$ 6.45	$ 8.03	$ 14.31	$ 13.85
Total number of mutual fund shares	748,593	344,158	1,192,894	4,025	2,754
Cost of mutual fund shares	$ 2,459	$ 2,956	$ 14,359	$ 53	$ 32

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	ING VP International Equity	ING VP Small Company	ING VP Value Opportunity	Janus Aspen Series Balanced	Janus Aspen Series Flexible Income
Assets					
Investments in mutual funds at fair value	$ 492	$ 15,188	$ 3,076	$ 14,592	$ 5,518
Total assets	492	15,188	3,076	14,592	5,518
Net assets	$ 492	$ 15,188	$ 3,076	$ 14,592	$ 5,518
Net assets					
Accumulation units	$ 492	$ 14,828	$ 3,076	$ 14,592	$ 5,518
Contracts in payout (annuitization) period	-	360	-	-	-
Total net assets	$ 492	$ 15,188	$ 3,076	$ 14,592	$ 5,518
Accumulation units outstanding:					
IICA I	39,138.445	409,801.348	146,198.573	524,993.138	268,994.057
IICA II	4,009.200	109,954.128	53,100.314	182,266.204	73,030.313
IICA III	20,880.256	420,711.582	5,002.068	2,724.418	-
Accumulation unit value:					
IICA I	$ 8.08	$ 19.42	$ 16.37	$ 22.53	$ 16.82
IICA II	$ 8.15	$ 14.00	$ 12.01	$ 15.01	$ 13.61
IICA III	$ 6.87	$ 12.67	$ 9.08	$ 10.29	$ -
Total number of mutual fund shares	65,213	868,901	254,671	634,985	441,827
Cost of mutual fund shares	$ 431	$ 13,050	$ 3,194	$ 14,217	$ 5,437

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	Janus Aspen Series Growth	Janus Aspen Series MidCap Growth	Janus Aspen Series Worldwide Growth	MFS® Global Government	MFS® Total Return
Assets					
Investments in mutual funds					
at fair value	$ 9,545	$ 10,449	$ 28,342	$ 1,384	$ 18,622
Total assets	9,545	10,449	28,342	1,384	18,622
Net assets	$ 9,545	$ 10,449	$ 28,342	$ 1,384	$ 18,622
Net assets					
Accumulation units	$ 9,451	$ 10,449	$ 28,239	$ 1,384	$ 18,622
Contracts in payout (annuitization)					
period	94	-	103	-	-
Total net assets	$ 9,545	$ 10,449	$ 28,342	$ 1,384	$ 18,622
Accumulation units outstanding:					
IICA I	489,456.366	413,521.792	1,214,064.103	91,007.125	866,683.210
IICA II	126,620.012	65,811.125	260,931.603	16,101.122	235,755.069
IICA III	4,783.793	770,185.288	318,194.431	-	-
Accumulation unit value:					
IICA I	$ 16.46	$ 14.12	$ 18.99	$ 12.97	$ 17.79
IICA II	$ 10.76	$ 11.06	$ 11.16	$ 12.66	$ 13.59
IICA III	$ 6.61	$ 5.04	$ 7.14	$ -	$ -
Total number of mutual fund shares	496,347	488,249	1,097,669	125,608	951,083
Cost of mutual fund shares	$ 8,426	$ 8,274	$ 26,805	$ 1,334	$ 17,779

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	Oppenheimer Aggressive Growth	Oppenheimer Global Securities	Oppenheimer Main Street	Oppenheimer Strategic Bond
Assets				
Investments in mutual funds				
at fair value	$ 4,366	$ 14,349	$ 7,918	$ 8,115
Total assets	4,366	14,349	7,918	8,115
Net assets	$ 4,366	$ 14,349	$ 7,918	$ 8,115
Net assets				
Accumulation units	$ 4,366	$ 14,349	$ 7,888	$ 7,983
Contracts in payout (annuitization)				
period	-	-	30	132
Total net assets	$ 4,366	$ 14,349	$ 7,918	$ 8,115
Accumulation units outstanding:				
IICA I	274,711.625	331,982.730	465,038.770	354,743.823
IICA II	81,903.597	63,441.883	206,572.713	76,974.002
IICA III	-	560,076.802	-	143,623.627
Accumulation unit value:				
IICA I	$ 12.80	$ 19.74	$ 12.63	$ 14.29
IICA II	$ 10.38	$ 16.77	$ 9.75	$ 13.23
IICA III	$ -	$ 12.02	$ -	$ 13.20
Total number of mutual fund shares	118,945	572,144	412,371	1,607,024
Cost of mutual fund shares	$ 4,023	$ 12,220	$ 7,049	$ 7,302

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	AIM V.I. Capital Appreciation	AIM V.I. Core Equity	AIM V.I. Growth	AIM V.I. Premier Equity	Alger American Balanced
Net investment income (loss)					
Income:					
Dividends	$ -	$ 22	$ -	$ 6	$ 15
Total investment income	-	22	-	6	15
Expenses:					
Mortality and expense risk and other charges	-	20	14	18	10
Total expenses	-	20	14	18	10
Net investment income (loss)	-	2	(14)	(12)	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(16)	(57)	(37)	(12)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	(16)	(57)	(37)	(12)
Net unrealized appreciation (depreciation) of investments	2	456	455	458	118
Net increase (decrease) in net assets resulting from operations	$ 2	$ 442	$ 384	$ 409	$ 111

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	Alger American Income & Growth	Alger American Leveraged AllCap	American Century® VP Balanced	American Century® VP International	Calvert Social Balanced
Net investment income (loss)					
Income:					
Dividends	$ 5	$ -	$ 7	$ 4	$ 8
Total investment income	5	-	7	4	8
Expenses:					
Mortality and expense risk and					
other charges	22	22	3	7	3
Total expenses	22	22	3	7	3
Net investment income (loss)	(17)	(22)	4	(3)	5
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(57)	(69)	(6)	(12)	(5)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(57)	(69)	(6)	(12)	(5)
Net unrealized appreciation (depreciation) of investments	456	525	37	116	46
Net increase (decrease) in net assets resulting from operations	$ 382	$ 434	$ 35	$ 101	$ 46

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	Federated American Leaders	Federated Capital Income	Federated Equity Income	Federated Fund for US Government Securities	Federated Growth Strategies
Net investment income (loss)					
Income:					
Dividends	$ 1,219	$ 551	$ 305	$ 266	$ -
Total investment income	1,219	551	305	266	-
Expenses:					
Mortality and expense risk and other charges	1,079	115	220	93	258
Total expenses	1,079	115	220	93	258
Net investment income (loss)	140	436	85	173	(258)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(83)	(1,603)	(754)	185	(508)
Capital gains distributions	-	-	-	34	-
Total realized gain (loss) on investments and capital gains distributions	(83)	(1,603)	(754)	219	(508)
Net unrealized appreciation (depreciation) of investments	17,650	2,557	4,254	(336)	6,710
Net increase (decrease) in net assets resulting from operations	$ 17,707	$ 1,390	$ 3,585	$ 56	$ 5,944

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	Federated High Income Bond	Federated International Equity	Federated Prime Money	Fidelity® VIP *Asset Manager*^{SM}	Fidelity® VIP Contrafund®
Net investment income (loss)					
Income:					
Dividends	$ 1,119	$ -	$ 34	$ 184	$ 107
Total investment income	1,119	-	34	184	107
Expenses:					
Mortality and expense risk and					
other charges	209	152	68	69	319
Total expenses	209	152	68	69	319
Net investment income (loss)	910	(152)	(34)	115	(212)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1,190)	(1,002)	-	(101)	(629)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(1,190)	(1,002)	-	(101)	(629)
Net unrealized appreciation					
(depreciation) of investments	3,035	4,002	-	725	6,359
Net increase (decrease) in net assets					
resulting from operations	$ 2,755	$ 2,848	$ (34)	$ 739	$ 5,518

The accompanying notes are an integral part of these financial statements.

18

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	Fidelity® VIP Equity- Income	Fidelity® VIP Growth	Fidelity® VIP High Income	Fidelity® VIP Index 500	Fidelity® VIP Investment Grade Bond
Net investment income (loss)					
Income:					
Dividends	$ 610	$ 63	$ 587	$ 314	$ 26
Total investment income	610	63	587	314	26
Expenses:					
Mortality and expense risk and other charges	467	308	138	303	9
Total expenses	467	308	138	303	9
Net investment income (loss)	143	(245)	449	11	17
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,114)	(1,692)	230	(1,318)	6
Capital gains distributions	-	-	-	-	9
Total realized gain (loss) on investments and capital gains distributions	(2,114)	(1,692)	230	(1,318)	15
Net unrealized appreciation (depreciation) of investments	10,601	8,665	1,503	6,501	(8)
Net increase (decrease) in net assets resulting from operations	$ 8,630	$ 6,728	$ 2,182	$ 5,194	$ 24

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	Fidelity® VIP Overseas	ING VP Balanced	ING VP Bond	ING VP Emerging Markets	ING VP Money Market
Net investment income (loss)					
Income:					
Dividends	$ 20	$ 226	$ 245	$ -	$ 579
Total investment income	20	226	245	-	579
Expenses:					
Mortality and expense risk and other charges	32	131	196	2	386
Total expenses	32	131	196	2	386
Net investment income (loss)	(12)	95	49	(2)	193
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(150)	(138)	445	(6)	(271)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(150)	(138)	445	(6)	(271)
Net unrealized appreciation (depreciation) of investments	991	1,864	164	72	(48)
Net increase (decrease) in net assets resulting from operations	$ 829	$ 1,821	$ 658	$ 64	$ (126)

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	ING VP Natural Resources	ING JPMorgan Fleming International	ING MFS Capital Opportunities	ING MFS Research Equity	ING Salomon Brothers Aggressive Growth
Net investment income (loss)					
Income:					
Dividends	$ -	$ 16	$ 7	$ 41	$ -
Total investment income	-	16	7	41	-
Expenses:					
Mortality and expense risk and					
other charges	5	21	49	96	148
Total expenses	5	21	49	96	148
Net investment income (loss)	(5)	(5)	(42)	(55)	(148)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(6)	(74)	(824)	(479)	(1,192)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(6)	(74)	(824)	(479)	(1,192)
Net unrealized appreciation					
(depreciation) of investments	106	466	1,649	1,954	4,569
Net increase (decrease) in net assets					
resulting from operations	$ 95	$ 387	$ 783	$ 1,420	$ 3,229

The accompanying notes are an integral part of these financial statements.

21

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	ING T. Rowe Price Growth Equity	ING VP Strategic Allocation Balanced	ING VP Strategic Allocation Growth	ING VP Strategic Allocation Income	ING VP Growth and Income
Net investment income (loss)					
Income:					
Dividends	$ 27	$ 9	$ 10	$ 38	$ -
Total investment income	27	9	10	38	-
Expenses:					
Mortality and expense risk and other charges	239	10	14	22	147
Total expenses	239	10	14	22	147
Net investment income (loss)	(212)	(1)	(4)	16	(147)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(520)	(43)	(74)	(39)	(1,227)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(520)	(43)	(74)	(39)	(1,227)
Net unrealized appreciation (depreciation) of investments	5,126	172	297	212	3,728
Net increase (decrease) in net assets resulting from operations	$ 4,394	$ 128	$ 219	$ 189	$ 2,354

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	ING VP Global Science and Technology	ING VP Growth	ING VP Index Plus LargeCap	ING VP Index Plus MidCap	ING VP Index Plus SmallCap
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 143	$ -	$ -
Total investment income	-	-	143	-	-
Expenses:					
Mortality and expense risk and other charges	19	32	152	1	-
Total expenses	19	32	152	1	-
Net investment income (loss)	(19)	(32)	(9)	(1)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	76	(156)	(609)	-	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	76	(156)	(609)	-	-
Net unrealized appreciation (depreciation) of investments	504	877	3,634	15	10
Net increase (decrease) in net assets resulting from operations	$ 561	$ 689	$ 3,016	$ 14	$ 10

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	ING VP International Equity	ING VP Small Company	ING VP Value Opportunity	Janus Aspen Series Balanced	Janus Aspen Series Flexible Income
Net investment income (loss)					
Income:					
Dividends	$ 4	$ 29	$ 25	$ 341	$ 323
Total investment income	4	29	25	341	323
Expenses:					
Mortality and expense risk and other charges	5	140	42	225	110
Total expenses	5	140	42	225	110
Net investment income (loss)	(1)	(111)	(17)	116	213
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(17)	(774)	(288)	(361)	403
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(17)	(774)	(288)	(361)	403
Net unrealized appreciation (depreciation) of investments	121	4,387	931	2,114	(221)
Net increase (decrease) in net assets resulting from operations	$ 103	$ 3,502	$ 626	$ 1,869	$ 395

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	Janus Aspen Series Growth	Janus Aspen Series MidCap Growth	Janus Aspen Series Worldwide Growth	MFS® Global Government	MFS® Total Return
Net investment income (loss)					
Income:					
Dividends	$ 8	$ -	$ 310	$ 93	$ 324
Total investment income	8	-	310	93	324
Expenses:					
Mortality and expense risk and other charges	132	112	388	23	250
Total expenses	132	112	388	23	250
Net investment income (loss)	(124)	(112)	(78)	70	74
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(989)	406	(2,258)	50	(342)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(989)	406	(2,258)	50	(342)
Net unrealized appreciation (depreciation) of investments	3,597	2,243	7,933	3	2,779
Net increase (decrease) in net assets resulting from operations	$ 2,484	$ 2,537	$ 5,597	$ 123	$ 2,511

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	Oppenheimer Aggressive Growth	Oppenheimer Global Securities	Oppenheimer Main Street	Oppenheimer Strategic Bond
Net investment income (loss)				
Income:				
Dividends	$ -	$ 63	$ 63	$ 440
Total investment income	-	63	63	440
Expenses:				
Mortality and expense risk and				
other charges	44	114	92	96
Total expenses	44	114	92	96
Net investment income (loss)	(44)	(51)	(29)	344
Realized and unrealized gain (loss)				
on investments				
Net realized gain (loss) on investments	213	(189)	(580)	203
Capital gains distributions	-	-	-	-
Total realized gain (loss) on investments				
and capital gains distributions	213	(189)	(580)	203
Net unrealized appreciation				
(depreciation) of investments	371	3,858	2,122	565
Net increase (decrease) in net assets				
resulting from operations	$ 540	$ 3,618	$ 1,513	$ 1,112

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	AIM V.I. Capital Appreciation	AIM V.I. Core Equity	AIM V.I. Growth	AIM V.I. Premier Equity
Net assets at January 1, 2002	$ 4	$ 1,281	$ 1,463	$ 1,257
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(8)	(13)	(8)
Net realized gain (loss) on investments				
and capital gains distributions	-	(37)	(75)	(117)
Net unrealized appreciation (depreciation) of investments	(1)	(195)	(402)	(385)
Net increase (decrease) in net assets from operations	(1)	(240)	(490)	(510)
Changes from principal transactions:				
Total unit transactions	3	584	197	627
Increase (decrease) in net assets derived from				
principal transactions	3	584	197	627
Total increase (decrease)	2	344	(293)	117
Net assets at December 31, 2002	6	1,625	1,170	1,374
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	2	(14)	(12)
Net realized gain (loss) on investments				
and capital gains distributions	-	(16)	(57)	(37)
Net unrealized appreciation (depreciation) of investments	2	456	455	458
Net increase (decrease) in net assets from operations	2	442	384	409
Changes from principal transactions:				
Total unit transactions	4	458	181	486
Increase (decrease) in net assets derived from				
principal transactions	4	458	181	486
Total increase (decrease)	6	900	565	895
Net assets at December 31, 2003	$ 12	$ 2,525	$ 1,735	$ 2,269

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Alger American Balanced	Alger American Income & Growth	Alger American Leveraged AllCap	American Century® VP Balanced
Net assets at January 1, 2002	$ 1,314	$ 3,004	$ 2,671	$ 336
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(15)	(28)	4
Net realized gain (loss) on investments and capital gains distributions	(167)	(1,075)	(1,410)	(52)
Net unrealized appreciation (depreciation) of investments	15	273	577	12
Net increase (decrease) in net assets from operations	(150)	(817)	(861)	(36)
Changes from principal transactions:				
Total unit transactions	(414)	(708)	(354)	(23)
Increase (decrease) in net assets derived from principal transactions	(414)	(708)	(354)	(23)
Total increase (decrease)	(564)	(1,525)	(1,215)	(59)
Net assets at December 31, 2002	750	1,479	1,456	277
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	(17)	(22)	4
Net realized gain (loss) on investments and capital gains distributions	(12)	(57)	(69)	(6)
Net unrealized appreciation (depreciation) of investments	118	456	525	37
Net increase (decrease) in net assets from operations	111	382	434	35
Changes from principal transactions:				
Total unit transactions	(231)	(193)	(230)	(135)
Increase (decrease) in net assets derived from principal transactions	(231)	(193)	(230)	(135)
Total increase (decrease)	(120)	189	204	(100)
Net assets at December 31, 2003	$ 630	$ 1,668	$ 1,660	$ 177

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	American Century® VP International	Calvert Social Balanced	Federated American Leaders	Federated Capital Income
Net assets at January 1, 2002	$ 979	$ 222	$ 117,754	$ 14,993
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	3	(250)	495
Net realized gain (loss) on investments and capital gains distributions	(556)	(48)	2,830	(1,338)
Net unrealized appreciation (depreciation) of investments	384	14	(26,841)	(2,706)
Net increase (decrease) in net assets from operations	(176)	(31)	(24,261)	(3,549)
Changes from principal transactions:				
Total unit transactions	(326)	(9)	(15,193)	(2,730)
Increase (decrease) in net assets derived from principal transactions	(326)	(9)	(15,193)	(2,730)
Total increase (decrease)	(502)	(40)	(39,454)	(6,279)
Net assets at December 31, 2002	477	182	78,300	8,714
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	5	140	436
Net realized gain (loss) on investments and capital gains distributions	(12)	(5)	(83)	(1,603)
Net unrealized appreciation (depreciation) of investments	116	46	17,650	2,557
Net increase (decrease) in net assets from operations	101	46	17,707	1,390
Changes from principal transactions:				
Total unit transactions	(46)	196	(14,082)	(1,978)
Increase (decrease) in net assets derived from principal transactions	(46)	196	(14,082)	(1,978)
Total increase (decrease)	55	242	3,625	(588)
Net assets at December 31, 2003	$ 532	$ 424	$ 81,925	$ 8,126

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Federated Equity Income	Federated Fund for US Government Securities	Federated Growth Strategies	Federated High Income Bond
Net assets at January 1, 2002	$ 22,899	$ 5,750	$ 32,104	$ 17,955
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	122	134	(348)	1,421
Net realized gain (loss) on investments				
and capital gains distributions	(603)	159	215	(3,604)
Net unrealized appreciation (depreciation) of investments	(4,271)	176	(8,062)	2,171
Net increase (decrease) in net assets from operations	(4,752)	469	(8,195)	(12)
Changes from principal transactions:				
Total unit transactions	(2,979)	1,403	(6,324)	(3,530)
Increase (decrease) in net assets derived from				
principal transactions	(2,979)	1,403	(6,324)	(3,530)
Total increase (decrease)	(7,731)	1,872	(14,519)	(3,542)
Net assets at December 31, 2002	15,168	7,622	17,585	14,413
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	85	173	(258)	910
Net realized gain (loss) on investments				
and capital gains distributions	(754)	219	(508)	(1,190)
Net unrealized appreciation (depreciation) of investments	4,254	(336)	6,710	3,035
Net increase (decrease) in net assets from operations	3,585	56	5,944	2,755
Changes from principal transactions:				
Total unit transactions	(1,431)	(2,627)	(3,212)	(2,660)
Increase (decrease) in net assets derived from				
principal transactions	(1,431)	(2,627)	(3,212)	(2,660)
Total increase (decrease)	2,154	(2,571)	2,732	95
Net assets at December 31, 2003	$ 17,322	$ 5,051	$ 20,317	$ 14,508

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Federated International Equity	Federated Prime Money	Fidelity® VIP *Asset Manager*℠	Fidelity® VIP Contrafund®
Net assets at January 1, 2002	$ 20,460	$ 5,175	$ 6,147	$ 28,132
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(228)	(2)	143	(132)
Net realized gain (loss) on investments and capital gains distributions	(791)	-	(1,038)	(4,164)
Net unrealized appreciation (depreciation) of investments	(3,428)	-	264	1,461
Net increase (decrease) in net assets from operations	(4,447)	(2)	(631)	(2,835)
Changes from principal transactions:				
Total unit transactions	(4,424)	558	(424)	(3,209)
Increase (decrease) in net assets derived from principal transactions	(4,424)	558	(424)	(3,209)
Total increase (decrease)	(8,871)	556	(1,055)	(6,044)
Net assets at December 31, 2002	11,589	5,731	5,092	22,088
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(152)	(34)	115	(212)
Net realized gain (loss) on investments and capital gains distributions	(1,002)	-	(101)	(629)
Net unrealized appreciation (depreciation) of investments	4,002	-	725	6,359
Net increase (decrease) in net assets from operations	2,848	(34)	739	5,518
Changes from principal transactions:				
Total unit transactions	(2,680)	(1,929)	(340)	(1,354)
Increase (decrease) in net assets derived from principal transactions	(2,680)	(1,929)	(340)	(1,354)
Total increase (decrease)	168	(1,963)	399	4,164
Net assets at December 31, 2003	$ 11,757	$ 3,768	$ 5,491	$ 26,252

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Fidelity® VIP Equity- Income	Fidelity® VIP Growth	Fidelity® VIP High Income	Fidelity® VIP Index 500
Net assets at January 1, 2002	$ 45,509	$ 31,764	$ 7,979	$ 32,591
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	155	(277)	723	11
Net realized gain (loss) on investments				
and capital gains distributions	(3,564)	(13,010)	(3,583)	(3,991)
Net unrealized appreciation (depreciation) of investments	(4,812)	3,417	2,954	(3,147)
Net increase (decrease) in net assets from operations	(8,221)	(9,870)	94	(7,127)
Changes from principal transactions:				
Total unit transactions	(4,391)	281	(1,176)	(4,943)
Increase (decrease) in net assets derived from				
principal transactions	(4,391)	281	(1,176)	(4,943)
Total increase (decrease)	(12,612)	(9,589)	(1,082)	(12,070)
Net assets at December 31, 2002	32,897	22,175	6,897	20,521
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	143	(245)	449	11
Net realized gain (loss) on investments				
and capital gains distributions	(2,114)	(1,692)	230	(1,318)
Net unrealized appreciation (depreciation) of investments	10,601	8,665	1,503	6,501
Net increase (decrease) in net assets from operations	8,630	6,728	2,182	5,194
Changes from principal transactions:				
Total unit transactions	(2,629)	783	3,563	(131)
Increase (decrease) in net assets derived from				
principal transactions	(2,629)	783	3,563	(131)
Total increase (decrease)	6,001	7,511	5,745	5,063
Net assets at December 31, 2003	$ 38,898	$ 29,686	$ 12,642	$ 25,584

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Fidelity® VIP Investment Grade Bond	Fidelity® VIP Overseas	ING VP Balanced	ING VP Bond
Net assets at January 1, 2002	$ 919	$ 2,834	$ 9,755	$ 10,374
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	25	(17)	(20)	288
Net realized gain (loss) on investments and capital gains distributions	38	(1,347)	(1,658)	2
Net unrealized appreciation (depreciation) of investments	(1)	691	519	539
Net increase (decrease) in net assets from operations	62	(673)	(1,159)	829
Changes from principal transactions:				
Total unit transactions	(295)	148	1,410	3,903
Increase (decrease) in net assets derived from principal transactions	(295)	148	1,410	3,903
Total increase (decrease)	(233)	(525)	251	4,732
Net assets at December 31, 2002	686	2,309	10,006	15,106
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	17	(12)	95	49
Net realized gain (loss) on investments and capital gains distributions	15	(150)	(138)	445
Net unrealized appreciation (depreciation) of investments	(8)	991	1,864	164
Net increase (decrease) in net assets from operations	24	829	1,821	658
Changes from principal transactions:				
Total unit transactions	(74)	(24)	1,389	(4,732)
Increase (decrease) in net assets derived from principal transactions	(74)	(24)	1,389	(4,732)
Total increase (decrease)	(50)	805	3,210	(4,074)
Net assets at December 31, 2003	$ 636	$ 3,114	$ 13,216	$ 11,032

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING VP Emerging Markets	ING VP Money Market	ING VP Natural Resources	ING JPMorgan Fleming International
Net assets at January 1, 2002	$ 313	$ 36,764	$ 506	$ 1,456
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	774	(6)	(11)
Net realized gain (loss) on investments and capital gains distributions	(105)	(721)	(13)	(693)
Net unrealized appreciation (depreciation) of investments	83	30	1	379
Net increase (decrease) in net assets from operations	(26)	83	(18)	(325)
Changes from principal transactions:				
Total unit transactions	(123)	(1,095)	(105)	339
Increase (decrease) in net assets derived from principal transactions	(123)	(1,095)	(105)	339
Total increase (decrease)	(149)	(1,012)	(123)	14
Net assets at December 31, 2002	164	35,752	383	1,470
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	193	(5)	(5)
Net realized gain (loss) on investments and capital gains distributions	(6)	(271)	(6)	(74)
Net unrealized appreciation (depreciation) of investments	72	(48)	106	466
Net increase (decrease) in net assets from operations	64	(126)	95	387
Changes from principal transactions:				
Total unit transactions	(38)	(15,717)	(55)	(156)
Increase (decrease) in net assets derived from principal transactions	(38)	(15,717)	(55)	(156)
Total increase (decrease)	26	(15,843)	40	231
Net assets at December 31, 2003	$ 190	$ 19,909	$ 423	$ 1,701

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING MFS Capital Opportunities	ING MFS Research Equity	ING Salomon Brothers Aggressive Growth	ING T. Rowe Price Growth Equity
Net assets at January 1, 2002	$ 5,817	$ 12,718	$ 20,338	$ 25,447
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(61)	(116)	(194)	(246)
Net realized gain (loss) on investments				
and capital gains distributions	(3,731)	(7,694)	(2,877)	(8,152)
Net unrealized appreciation (depreciation) of investments	2,007	4,796	(3,541)	2,355
Net increase (decrease) in net assets from operations	(1,785)	(3,014)	(6,612)	(6,043)
Changes from principal transactions:				
Total unit transactions	(48)	(2,351)	(4,232)	(3,078)
Increase (decrease) in net assets derived from				
principal transactions	(48)	(2,351)	(4,232)	(3,078)
Total increase (decrease)	(1,833)	(5,365)	(10,844)	(9,121)
Net assets at December 31, 2002	3,984	7,353	9,494	16,326
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(42)	(55)	(148)	(212)
Net realized gain (loss) on investments				
and capital gains distributions	(824)	(479)	(1,192)	(520)
Net unrealized appreciation (depreciation) of investments	1,649	1,954	4,569	5,126
Net increase (decrease) in net assets from operations	783	1,420	3,229	4,394
Changes from principal transactions:				
Total unit transactions	(1,542)	(1,459)	(1,020)	(1,348)
Increase (decrease) in net assets derived from				
principal transactions	(1,542)	(1,459)	(1,020)	(1,348)
Total increase (decrease)	(759)	(39)	2,209	3,046
Net assets at December 31, 2003	$ 3,225	$ 7,314	$ 11,703	$ 19,372

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING VP Strategic Allocation Balanced	ING VP Strategic Allocation Growth	ING VP Strategic Allocation Income	ING VP Growth and Income
Net assets at January 1, 2002	$ 675	$ 914	$ 2,048	$ 17,195
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	5	26	(75)
Net realized gain (loss) on investments and capital gains distributions	(53)	(146)	65	(2,780)
Net unrealized appreciation (depreciation) of investments	(22)	(15)	(163)	(1,348)
Net increase (decrease) in net assets from operations	(69)	(156)	(72)	(4,203)
Changes from principal transactions:				
Total unit transactions	(52)	(48)	(415)	(2,127)
Increase (decrease) in net assets derived from principal transactions	(52)	(48)	(415)	(2,127)
Total increase (decrease)	(121)	(204)	(487)	(6,330)
Net assets at December 31, 2002	554	710	1,561	10,865
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(4)	16	(147)
Net realized gain (loss) on investments and capital gains distributions	(43)	(74)	(39)	(1,227)
Net unrealized appreciation (depreciation) of investments	172	297	212	3,728
Net increase (decrease) in net assets from operations	128	219	189	2,354
Changes from principal transactions:				
Total unit transactions	353	165	(102)	(1,535)
Increase (decrease) in net assets derived from principal transactions	353	165	(102)	(1,535)
Total increase (decrease)	481	384	87	819
Net assets at December 31, 2003	$ 1,035	$ 1,094	$ 1,648	$ 11,684

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING VP Global Science and Technology	ING VP Growth	ING VP Index Plus LargeCap	ING VP Index Plus MidCap
Net assets at January 1, 2002	$ 735	$ 3,638	$ 11,476	$ 39
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(13)	(36)	(108)	-
Net realized gain (loss) on investments				
and capital gains distributions	(583)	(1,203)	(2,556)	-
Net unrealized appreciation (depreciation) of investments	(81)	177	(126)	(6)
Net increase (decrease) in net assets from operations	(677)	(1,062)	(2,790)	(6)
Changes from principal transactions:				
Total unit transactions	698	(217)	2,297	12
Increase (decrease) in net assets derived from				
principal transactions	698	(217)	2,297	12
Total increase (decrease)	21	(1,279)	(493)	6
Net assets at December 31, 2002	756	2,359	10,983	45
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(19)	(32)	(9)	(1)
Net realized gain (loss) on investments				
and capital gains distributions	76	(156)	(609)	-
Net unrealized appreciation (depreciation) of investments	504	877	3,634	15
Net increase (decrease) in net assets from operations	561	689	3,016	14
Changes from principal transactions:				
Total unit transactions	1,580	25	2,153	4
Increase (decrease) in net assets derived from				
principal transactions	1,580	25	2,153	4
Total increase (decrease)	2,141	714	5,169	18
Net assets at December 31, 2003	$ 2,897	$ 3,073	$ 16,152	$ 63

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING VP Index Plus SmallCap	ING VP International Equity	ING VP Small Company	ING VP Value Opportunity
Net assets at January 1, 2002	$ 32	$ 383	$ 9,047	$ 6,718
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(3)	(86)	(51)
Net realized gain (loss) on investments and capital gains distributions	-	(42)	(692)	(1,423)
Net unrealized appreciation (depreciation) of investments	(5)	(58)	(2,534)	(380)
Net increase (decrease) in net assets from operations	(5)	(103)	(3,312)	(1,854)
Changes from principal transactions:				
Total unit transactions	1	1	2,710	(1,582)
Increase (decrease) in net assets derived from principal transactions	1	1	2,710	(1,582)
Total increase (decrease)	(4)	(102)	(602)	(3,436)
Net assets at December 31, 2002	28	281	8,445	3,282
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(1)	(111)	(17)
Net realized gain (loss) on investments and capital gains distributions	-	(17)	(774)	(288)
Net unrealized appreciation (depreciation) of investments	10	121	4,387	931
Net increase (decrease) in net assets from operations	10	103	3,502	626
Changes from principal transactions:				
Total unit transactions	(1)	108	3,241	(832)
Increase (decrease) in net assets derived from principal transactions	(1)	108	3,241	(832)
Total increase (decrease)	9	211	6,743	(206)
Net assets at December 31, 2003	$ 37	$ 492	$ 15,188	$ 3,076

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Janus Aspen Series Balanced	Janus Aspen Series Flexible Income	Janus Aspen Series Growth	Janus Aspen Series MidCap Growth
Net assets at January 1, 2002	$ 19,636	$ 7,279	$ 19,187	$ 13,647
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	188	263	(192)	(133)
Net realized gain (loss) on investments				
and capital gains distributions	(1,417)	164	(5,712)	(3,913)
Net unrealized appreciation (depreciation) of investments	(245)	273	1,368	232
Net increase (decrease) in net assets from operations	(1,474)	700	(4,536)	(3,814)
Changes from principal transactions:				
Total unit transactions	(447)	2,048	(4,805)	(1,473)
Increase (decrease) in net assets derived from				
principal transactions	(447)	2,048	(4,805)	(1,473)
Total increase (decrease)	(1,921)	2,748	(9,341)	(5,287)
Net assets at December 31, 2002	17,715	10,027	9,846	8,360
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	116	213	(124)	(112)
Net realized gain (loss) on investments				
and capital gains distributions	(361)	403	(989)	406
Net unrealized appreciation (depreciation) of investments	2,114	(221)	3,597	2,243
Net increase (decrease) in net assets from operations	1,869	395	2,484	2,537
Changes from principal transactions:				
Total unit transactions	(4,992)	(4,904)	(2,785)	(448)
Increase (decrease) in net assets derived from				
principal transactions	(4,992)	(4,904)	(2,785)	(448)
Total increase (decrease)	(3,123)	(4,509)	(301)	2,089
Net assets at December 31, 2003	$ 14,592	$ 5,518	$ 9,545	$ 10,449

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Janus Aspen Series Worldwide Growth	MFS® Global Government	MFS® Total Return	Oppenheimer Aggressive Growth
Net assets at January 1, 2002	$ 54,632	$ 559	$ 20,066	$ 5,569
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(225)	11	79	(28)
Net realized gain (loss) on investments and capital gains distributions	(22,400)	3	501	(1,362)
Net unrealized appreciation (depreciation) of investments	9,386	45	(2,053)	(188)
Net increase (decrease) in net assets from operations	(13,239)	59	(1,473)	(1,578)
Changes from principal transactions:				
Total unit transactions	(10,415)	516	(787)	(1,004)
Increase (decrease) in net assets derived from principal transactions	(10,415)	516	(787)	(1,004)
Total increase (decrease)	(23,654)	575	(2,260)	(2,582)
Net assets at December 31, 2002	30,978	1,134	17,806	2,987
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(78)	70	74	(44)
Net realized gain (loss) on investments and capital gains distributions	(2,258)	50	(342)	213
Net unrealized appreciation (depreciation) of investments	7,933	3	2,779	371
Net increase (decrease) in net assets from operations	5,597	123	2,511	540
Changes from principal transactions:				
Total unit transactions	(8,233)	127	(1,695)	839
Increase (decrease) in net assets derived from principal transactions	(8,233)	127	(1,695)	839
Total increase (decrease)	(2,636)	250	816	1,379
Net assets at December 31, 2003	$ 28,342	$ 1,384	$ 18,622	$ 4,366

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Oppenheimer Global Securities	Oppenheimer Main Street	Oppenheimer Strategic Bond
Net assets at January 1, 2002	$ 5,455	$ 9,280	$ 4,138
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(54)	(46)	245
Net realized gain (loss) on investments and capital gains distributions	(504)	(1,860)	(172)
Net unrealized appreciation (depreciation) of investments	(1,353)	207	228
Net increase (decrease) in net assets from operations	(1,911)	(1,699)	301
Changes from principal transactions:			
Total unit transactions	3,580	(1,305)	1,225
Increase (decrease) in net assets derived from principal transactions	3,580	(1,305)	1,225
Total increase (decrease)	1,669	(3,004)	1,526
Net assets at December 31, 2002	7,124	6,276	5,664
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(51)	(29)	344
Net realized gain (loss) on investments and capital gains distributions	(189)	(580)	203
Net unrealized appreciation (depreciation) of investments	3,858	2,122	565
Net increase (decrease) in net assets from operations	3,618	1,513	1,112
Changes from principal transactions:			
Total unit transactions	3,607	129	1,339
Increase (decrease) in net assets derived from principal transactions	3,607	129	1,339
Total increase (decrease)	7,225	1,642	2,451
Net assets at December 31, 2003	$ 14,349	$ 7,918	$ 8,115

The accompanying notes are an integral part of these financial statements.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Notes to Financial Statements

1.   Organization

ING Insurance Company of America Variable Annuity Account I (the "Account") was established by ING Insurance Company of America ("IICA" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is a wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. IICA provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the Contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business IICA may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of IICA. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of IICA.

Contracts are identified in the Statement of Assets and Liabilities by the qualifiers IICA I, IICA II, and IICA III. IICA I Contracts represent certain individual and group Contracts issued as non-qualified deferred annuity Contracts or Individual Retirement Annuity Contracts issued since June 28, 1995. IICA II Contracts represent certain individual and group Contracts issued as non-qualified deferred annuity Contracts or Individual Retirement Annuity Contracts issued since May 1, 1998. Contracts are no longer sold under qualifiers IICA I and IICA II. IICA III Contracts represent certain group Contracts issued as fund vehicles for Internal Revenue Code Section 403(b) and 401(e) plans issued since September 24, 2000.

At December 31, 2003, the Account had fifty-nine active investment divisions (the "Divisions"), thirty-seven of which invest in independently managed mutual funds and twenty-two of which invest in mutual funds managed by an affiliate, either ING Investments, LLC or ING Life Insurance and Annuity Company. The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions at December 31, 2003 and related Trusts are as follows:

AIM Variable Insurance Funds: Alger American Funds:
   AIM V.I. Capital Appreciation Fund – Series I Shares   Alger American Balanced Portfolio
   AIM V.I. Core Equity Fund – Series I Shares   Alger American Income & Growth Portfolio
   AIM V.I. Growth Fund – Series I Shares   Alger American Leveraged AllCap Portfolio
   AIM V.I. Premier Equity Fund – Series I Shares

American Century® Investments:
  American Century® VP Balanced Fund
  American Century® VP International Fund
Calvert Social Balanced Portfolio
Federated Insurance Series:
  Federated American Leaders Fund II
  Federated Capital Income Fund II
  Federated Equity Income Fund II
  Federated Fund for US Government Securities II
  Federated Growth Strategies Fund II
  Federated High Income Bond Fund II
  Federated International Equity Fund II
  Federated Prime Money Fund II
Fidelity® Investments Variable Insurance
  Products Funds:
  Fidelity® VIP *Asset Manager*[SM] Portfolio –
    Initial Class
  Fidelity® VIP Contrafund® Portfolio – Initial
    Class
  Fidelity® VIP Equity–Income Portfolio – Initial
    Class
  Fidelity® VIP Growth Portfolio – Initial Class
  Fidelity® VIP High Income Portfolio – Initial
    Class
  Fidelity® VIP Index 500 Portfolio – Initial Class
  Fidelity® VIP Investment Grade Bond Portfolio
    – Initial Class
  Fidelity® VIP Overseas Portfolio – Initial Class
ING VP Balanced Portfolio, Inc. – Class R
ING VP Bond Portfolio – Class R
ING VP Emerging Markets Fund
ING VP Money Market Portfolio – Class R
ING VP Natural Resources Trust
ING Partners, Inc.:
  ING JPMorgan Fleming International Portfolio –
    Initial Class
  ING MFS Capital Opportunities Portfolio –
    Initial Class
  ING MFS Research Equity Portfolio – Initial
    Class
  ING Salomon Brothers Aggressive Growth
    Portfolio – I Class
  ING T. Rowe Price Growth Equity Portfolio –
    Initial Class

ING Strategic Allocation Portfolios, Inc.:
  ING VP Strategic Allocation Balanced Portfolio –
    Class R
  ING VP Strategic Allocation Growth Portfolio –
    Class R
  ING VP Strategic Allocation Income Portfolio –
    Class R
ING Variable Funds:
  ING VP Growth and Income Portfolio – Class R
ING Variable Portfolios, Inc.:
  ING VP Global Science and Technology
    Portfolio – Class R
  ING VP Growth Portfolio – Class R
  ING VP Index Plus LargeCap Portfolio – Class R
  ING VP Index Plus MidCap Portfolio – Class R
  ING VP Index Plus SmallCap Portfolio – Class R
  ING VP International Equity Portfolio – Class R
  ING VP Small Company Portfolio – Class R
  ING VP Value Opportunity Portfolio – Class R
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio –
    Institutional Shares
  Janus Aspen Series Flexible Income Portfolio –
    Institutional Shares
  Janus Aspen Series Growth Portfolio –
    Institutional Shares
  Janus Aspen Series MidCap Growth Portfolio –
    Institutional Shares
  Janus Aspen Series Worldwide Growth Portfolio
    – Institutional Shares
MFS® Variable Insurance Trust:
  MFS ® Global Governments Series
  MFS® Total Return Series – Initial Class
Oppenheimer Variable Account Funds:
  Oppenheimer Aggressive Growth Fund/VA®
  Oppenheimer Global Securities Fund/VA®
  Oppenheimer Main Street Fund/VA®
  Oppenheimer Strategic Bond Fund/VA®

The following divisions were offered during 2003, but had no investments as of December 31, 2003:

ING Partners, Inc.:

ING Alger Aggressive Growth Portfolio - Service Class

ING Alger Growth Portfolio - Service Class

ING American Century Small Cap Value Portfolio - Service Class

ING Baron Small Cap Growth Portfolio - Service Class

ING Aeltus Enhanced Index Portfolio - Service Class

ING Goldman Sachs® Capital Growth Portfolio - Service Class

ING JPMorgan Mid Cap Value Portfolio - Service Class

ING MFS Global Growth Portfolio - Service Class

ING OpCap Balanced Value Portfolio - Service Class

ING PIMCO Total Return Portfolio - Service Class

ING Salomon Brothers Fundamental Value Portfolio - Service Class

ING Salamon Brothers Investors Value Portfolio - Service Class

ING UBS Tactical Asset Allocation Portfolio - Service Class

ING Van Kampen Comstock Portfolio - Service Class

Lord Abbett

Lord Abbett Growth and Income Portfolio (Class VC)

Lord Abbett Mid-Cap Value Portfolio (Class VC)

MFS® Variable Insurance Trust:

MFS® Strategic Income Series - Initial Class

Pioneer Funds

Pioneer Equity Income VCT Portfolio - Class I

Pioneer Fund VCT Portfolio - Class I

Pioneer Mid Cap Value VCT Portfolio - Class I

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Notes to Financial Statements

The names of certain Divisions were changed during 2003. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
Fidelity® Investments Variable Insurance Products Fund:	Fidelity® Investments Variable Insurance Products Fund II:
Fidelity® VIP *Asset Manager*^{SM}	Fidelity® VIP II *Asset Manager*^{SM}
Fidelity® VIP Contrafund®	Fidelity® VIP II Contrafund®
Fidelity® VIP Index 500	Fidelity® VIP II Index 500
Fidelity® VIP Investment Grade Bond	Fidelity® VIP II Investment Grade Bond
Federated Insurance Series:	Federated Insurance Series:
Federated Capital Income	Federated Utility
ING Partners, Inc.:	ING Partners, Inc.:
ING MFS Research Equity	ING MFS Research
ING Variable Portfolios, Inc.:	ING Variable Portfolios, Inc.:
ING VP Global Science and Technology	ING VP Technology
Janus Aspen Series:	Janus Aspen Series:
Janus Aspen Series MidCap Growth	Janus Aspen Series Aggressive Growth
Oppenheimer Variable Account Funds:	Oppenheimer Variable Account Funds:
Oppenheimer Main Street®	Oppenheimer Main Street Growth and Income

2.   Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on the specific identification basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Notes to Financial Statements

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of IICA, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Contractowners are excluded in the determination of the federal income tax liability of IICA.

Variable Annuity Reserves

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves are recorded in the financial statements at the Contractowners' aggregate account values invested in the Account Divisions. Net assets allocated to Contracts in the payout period are computed according to the 1983a and 1983 Group Annuity Mortality tables using various assumed interest rates. The mortality risk is fully borne by IICA and may result in additional amounts being transferred into the Account by IICA to cover greater longevity of Contractowners than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to IICA.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Notes to Financial Statements

3. **Charges and Fees**

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover IICA's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

IICA assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge equal to an annual rate of up to 1.25% of the average daily net asset value of each Division of the Account.

Administrative Charges

A daily charge to cover administrative expenses of the Account is deducted at an annual rate of up to 0.15% of the assets attributable to the Contracts.

Premium Taxes

Various states and other governmental units levy a premium tax on annuity Contracts issued by insurance companies. If the owner of a Contract lives in a state which levies such a tax, IICA may deduct the amount of the tax from the purchase payments received or the value of the Contract at annuitization.

Other Charges

Deductions by the Account for other charges may be made in accordance with the terms of the Contracts and paid to IICA.

4. **Related Party Transactions**

During the year ended December 31, 2003, management fees were paid indirectly to ING Investments, LLC, an affiliate of the Company, in its capacity as investment adviser to ING VP Bond Portfolio, ING VP Balanced Portfolio, Inc., ING Money Market Portfolio, ING Variable Funds, ING Generation Portfolios, Inc., ING VP Natural Resources Trust, ING Variable Portfolios, Inc., and ING VP Emerging Markets Fund, Inc. The annual fee rate ranged from 0.25% to 1.00% of the average net assets of each respective Fund. In addition, management fees were paid to ING Life Insurance and Annuity Company, an affiliate, in its capacity as investment adviser to ING Partners, Inc. The annual fee rate ranged from 0.50% to 1.00% of the average net assets of each respective Fund.

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Notes to Financial Statements

5. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

| | Year ended December 31 | | | |
| | 2003 | | 2002 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
AIM Variable Insurance Funds:				
AIM V.I. Capital Appreciation	$ 4	$ -	$ 3	$ -
AIM V.I. Core Equity	554	94	751	175
AIM V.I. Growth	249	82	280	96
AIM V.I. Premier Equity	576	102	867	248
Alger American Funds:				
Alger American Balanced	27	253	1,183	1,594
Alger American Income & Growth	12	222	2,529	3,252
Alger American Leveraged AllCap	5	257	2,364	2,746
American Century® Investments:				
American Century® VP Balanced	8	139	340	359
American Century® VP International	7	56	871	1,200
Calvert Social Balanced	267	66	260	267
Federated Insurance Series:				
Federated American Leaders	2,015	15,957	5,273	20,716
Federated Capital Income	657	2,199	1,354	3,589
Federated Equity Income	1,356	2,702	1,325	4,182
Federated Fund for US Government Securities	650	3,070	4,372	2,834
Federated Growth Strategies	490	3,960	1,101	7,773
Federated High Income Bond	1,795	3,545	4,999	7,109
Federated International Equity	197	3,029	296	4,949
Federated Prime Money	2,716	4,679	6,261	5,705
Fidelity® Investments Variable Insurance				
Products Fund:				
Fidelity® VIP *Asset Manager*[SM]	1,116	1,341	6,960	7,241
Fidelity® VIP Contrafund®	4,428	5,994	31,697	35,038
Fidelity® VIP Equity–Income	9,464	11,950	62,783	66,060
Fidelity® VIP Growth	6,342	5,804	32,615	32,612
Fidelity® VIP High Income	6,602	2,590	9,484	9,938
Fidelity® VIP Index 500	7,248	7,368	49,563	54,495
Fidelity® VIP Investment Grade Bond	39	87	834	1,104
Fidelity® VIP Overseas	787	823	4,873	4,741
ING VP Balanced	3,468	1,984	9,540	8,150
ING VP Bond	2,667	7,350	19,632	15,385
ING VP Emerging Markets	-	40	337	465
ING VP Money Market	40,037	55,561	170,334	170,655
ING VP Natural Resources	-	60	540	652

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Notes to Financial Statements

	Year ended December 31			
	2003		2002	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Partners, Inc.:				
ING JPMorgan Fleming International	$ 377	$ 538	$ 2,485	$ 2,158
ING MFS Capital Opportunities	5,316	6,900	6,584	6,693
ING MFS Research Equity	294	1,808	12,764	15,231
ING Salomon Brothers Aggressive Growth	3,500	4,668	35,919	40,346
ING T. Rowe Price Growth Equity	1,461	3,021	25,103	28,426
ING Strategic Allocation Portfolios, Inc.:				
ING VP Strategic Allocation Balanced	776	424	774	818
ING VP Strategic Allocation Growth	729	568	1,571	1,614
ING VP Strategic Allocation Income	544	630	2,200	2,590
ING Variable Funds:				
ING VP Growth and Income	3,803	5,485	36,396	38,597
ING Variable Portfolios, Inc.:				
ING VP Global Science and Technology	2,281	720	3,348	2,663
ING VP Growth	688	695	2,441	2,694
ING VP Index Plus LargeCap	5,455	3,311	14,088	11,899
ING VP Index Plus MidCap	3	-	12	-
ING VP Index Plus SmallCap	-	1	1	-
ING VP International Equity	217	110	488	490
ING VP Small Company	8,950	5,820	19,955	17,330
ING VP Value Opportunity	298	1,147	9,157	10,789
Janus Aspen Series:				
Janus Aspen Series Balanced	1,229	6,105	22,822	23,081
Janus Aspen Series Flexible Income	2,057	6,748	12,463	10,151
Janus Aspen Series Growth	1,773	4,682	26,628	31,625
Janus Aspen Series MidCap Growth	5,493	6,053	37,774	39,379
Janus Aspen Series Worldwide Growth	798	9,109	72,538	83,178
MFS® Variable Insurance Trust:				
MFS® Global Governments	1,313	1,116	1,375	849
MFS® Total Return	2,836	4,457	27,587	28,014
Oppenheimer Variable Account Funds:				
Oppenheimer Aggressive Growth	4,229	3,434	23,459	24,491
Oppenheimer Global Securities	4,755	1,199	9,368	5,842
Oppenheimer Main Street	3,547	3,447	11,322	12,672
Oppenheimer Strategic Bond	4,276	2,593	8,125	6,655

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Notes to Financial Statements

6.   **Changes in Units**

The net changes in units outstanding follow:

| | Year ended December 31 | |
| | 2003 | 2002 |
	Net Units Issued (Redeemed)	Net Units Issued (Redeemed)
AIM Variable Insurance Funds:		
AIM V.I. Capital Appreciation	570	509
AIM V.I. Core Equity	69,416	90,663
AIM V.I. Growth	113,077	43,250
AIM V.I. Premier Equity	84,019	92,637
Alger American Funds:		
Alger American Balanced	(12,747)	(23,021)
Alger American Income & Growth	(11,278)	(36,014)
Alger American Leveraged AllCap	(14,299)	(19,670)
American Century® Investments:		
American Century® VP Balanced	(9,736)	(1,786)
American Century® VP International	(3,799)	(25,240)
Calvert Social Balanced	18,650	(1,116)
Federated Insurance Series:		
Federated American Leaders	(809,336)	(876,127)
Federated Capital Income	(188,119)	(252,967)
Federated Equity Income	(136,487)	(274,554)
Federated Fund for US Government Securities	(175,126)	96,263
Federated Growth Strategies	(211,218)	(420,224)
Federated High Income Bond	(193,483)	(289,445)
Federated International Equity	(234,532)	(367,941)
Federated Prime Money	(156,058)	45,000
Fidelity® Investments Variable Insurance Products Fund:		
Fidelity® VIP *Asset Manager*SM	(21,579)	(37,270)
Fidelity® VIP Contrafund®	(82,033)	(199,791)
Fidelity® VIP Equity–Income	(187,042)	(315,515)
Fidelity® VIP Growth	283,600	266,882
Fidelity® VIP High Income	426,158	(154,966)
Fidelity® VIP Index 500	(39,210)	(317,831)
Fidelity® VIP Investment Grade Bond	(4,836)	(20,911)
Fidelity® VIP Overseas	(9,558)	6,810
ING VP Balanced	172,750	182,190
ING VP Bond	(321,413)	279,558
ING VP Emerging Markets	(5,069)	(17,417)
ING VP Money Market	(1,279,046)	(81,733)
ING VP Natural Resources	(4,644)	(9,133)

50

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Notes to Financial Statements

	Year ended December 31	
	2003	**2002**
	Net Units Issued (Redeemed)	**Net Units Issued (Redeemed)**
ING Partners, Inc.:		
ING JPMorgan Fleming International	(16,489)	35,375
ING MFS Capital Opportunities	(163,672)	(2,629)
ING MFS Research Equity	(198,168)	(288,830)
ING Salomon Brothers Aggressive Growth	(138,436)	(528,359)
ING T. Rowe Price Growth Equity	(91,721)	(214,135)
ING Strategic Allocation Portfolios, Inc.:		
ING VP Strategic Allocation Balanced	23,316	(5,425)
ING VP Strategic Allocation Growth	15,995	(5,898)
ING VP Strategic Allocation Income	(5,862)	(28,386)
ING Variable Funds:		
ING VP Growth and Income	(154,105)	(154,801)
ING Variable Portfolios, Inc.:		
ING VP Global Science and Technology	490,437	127,863
ING VP Growth	16,755	3,051
ING VP Index Plus LargeCap	342,850	391,013
ING VP Index Plus MidCap	317	993
ING VP Index Plus SmallCap	(2)	46
ING VP International Equity	17,585	317
ING VP Small Company	264,905	168,092
ING VP Value Opportunity	(60,116)	(125,888)
Janus Aspen Series:		
Janus Aspen Series Balanced	(257,656)	(21,709)
Janus Aspen Series Flexible Income	(307,164)	137,074
Janus Aspen Series Growth	(215,118)	(330,143)
Janus Aspen Series MidCap Growth	52,207	(45,483)
Janus Aspen Series Worldwide Growth	(517,098)	(587,174)
MFS® Variable Insurance Trust:		
MFS® Global Governments	11,679	45,216
MFS® Total Return	(114,344)	(64,009)
Oppenheimer Variable Account Funds:		
Oppenheimer Aggressive Growth	54,126	(97,444)
Oppenheimer Global Securities	299,448	280,366
Oppenheimer Main Street	423,331	(123,351)
Oppenheimer Strategic Bond	115,601	96,139

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Notes to Financial Statements

7.   Financial Highlights

A summary of unit values and units outstanding for variable annuity contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2003, 2002 and 2001, along with units outstanding and unit values for the year ended December 31, 2000, follows:

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM V.I. Capital Appreciation						
2003	2	$7.69	$ 12	- %	1.00%	28.17%
2002	1	$6.00	6	-	1.00%	-25.11%
2001	1	$8.01	4	12.41	1.00% to 1.25%	-24.05%
2000	–	$10.55	1	*	*	*
AIM V.I. Core Equity						
2003	334	$7.54	2,525	1.06	1.00%	23.20%
2002	265	$6.12	1,625	0.40	1.00%	-16.42%
2001	174	$7.32	1,281	0.09	1.00% to 1.25%	-23.61%
2000	–	$9.58	1	*	*	*
AIM V.I. Growth						
2003	342	$5.07	1,735	-	1.00%	29.67%
2002	299	$3.91	1,170	-	1.00%	-31.66%
2001	256	$5.71	1,463	0.43	1.00% to 1.25%	-34.56%
2000	16	$8.73	140	*	*	*
AIM V.I. Premier Equity						
2003	336	$6.76	2,269	0.33	1.00%	23.81%
2002	252	$5.46	1,374	0.41	1.00%	-30.95%
2001	159	$7.91	1,257	4.22	1.00% to 1.25%	-13.44%
2000	–	$9.13	2	*	*	*

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Alger American Balanced						
2003	32	$19.68	$ 630	2.17 %	1.40%	17.42%
2002	45	$16.76	750	1.56	1.40%	-13.52%
2001	68	$19.39	1,314	3.23	1.25% to 1.40%	-3.31%
2000	77	$20.05	1,538	*	*	*
Alger American Income & Growth						
2003	84	$19.97	1,668	0.32	1.40%	28.01%
2002	95	$15.60	1,479	0.60	1.40%	-32.07%
2001	131	$22.96	3,004	7.41	1.25% to 1.40%	-15.53%
2000	159	$27.19	4,315	*	*	*
Alger American Leveraged AllCap						
2003	87	$19.18	1,660	-	1.40%	32.83%
2002	101	$14.44	1,456	0.01	1.40%	-34.84%
2001	121	$22.16	2,671	3.44	1.25% to 1.40%	-17.11%
2000	142	$26.74	3,803	*	*	*
American Century® VP Balanced						
2003	12	$15.31	177	3.08	1.40%	17.86%
2002	21	$12.99	277	2.74	1.40%	-10.82%
2001	23	$14.57	336	6.24	1.25% to 1.40%	-4.89%
2000	25	$15.32	383	*	*	*
American Century® VP International						
2003	38	$14.15	532	0.79	1.40%	22.72%
2002	41	$11.53	477	0.84	1.40%	-21.49%
2001	67	$14.69	979	10.52	1.25% to 1.40%	-30.17%
2000	90	$21.03	1,882	*	*	*

53

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Calvert Social Balanced						
2003	38	$9.49 to $11.30	$ 424	2.64 %	1.00% to 1.40%	17.59% to 18.18%
2002	19	$8.03 to $9.61	182	2.65	1.00% to 1.40%	-13.38% to -12.46%
2001	20	$10.92 to $11.09	222	5.66	1.00% to 1.40%	-8.25% to -8.10%
2000	18	$11.88 to $12.09	220	*	*	*
Federated American Leaders						
2003	3,991	$20.50	81,925	1.52	1.40%	25.92%
2002	4,801	$16.28	78,300	1.15	1.25% to 1.40%	-21.33%
2001	5,677	$20.70	117,754	2.00	1.25% to 1.40%	-5.56%
2000	6,137	$21.92	134,796	*	*	*
Federated Capital Income						
2003	682	$11.85	8,126	6.54	1.40%	18.98%
2002	870	$9.96	8,714	5.53	1.25% to 1.40%	-25.01%
2001	1,123	$13.28	14,993	3.52	1.25% to 1.40%	-14.94%
2000	1,282	$15.61	20,076	*	*	*
Federated Equity Income						
2003	1,398	$12.34	17,322	1.88	1.40%	25.53%
2002	1,535	$9.83	15,168	2.03	1.25% to 1.40%	-21.85%
2001	1,809	$12.58	22,899	1.95	1.25% to 1.40%	-12.24%
2000	1,963	$14.34	28,257	*	*	*
Federated Fund for US Government Securities						
2003	335	$15.09	5,051	4.20	1.40%	0.94%
2002	510	$14.95	7,622	3.39	1.40%	7.52%
2001	414	$13.90	5,750	5.53	1.25% to 1.40%	5.53%
2000	395	$13.18	5,208	*	*	*

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Federated Growth Strategies						
2003	1,079	$18.83	$ 20,317	- %	1.40%	38.15%
2002	1,290	$13.63	17,585	-	1.40%	-27.38%
2001	1,710	$18.77	32,104	1.60	1.25% to 1.40%	-23.48%
2000	1,926	$24.53	47,248	*	*	*
Federated High Income Bond						
2003	982	$14.76	14,508	7.74	1.40%	20.49%
2002	1,175	$12.25	14,413	10.18	1.25% to 1.40%	-0.03%
2001	1,465	$12.25	17,955	10.78	1.25% to 1.40%	-0.05%
2000	1,630	$12.26	19,988	*	*	*
Federated International Equity						
2003	833	$14.07	11,757	-	1.40%	30.04%
2002	1,068	$10.82	11,589	-	1.25% to 1.40%	-23.84%
2001	1,436	$14.21	20,460	13.04	1.25% to 1.40%	-30.42%
2000	1,699	$20.42	34,741	*	*	*
Federated Prime Money						
2003	306	$12.31	3,768	0.72	1.40%	-0.73%
2002	462	$12.40	5,731	1.41	1.40%	-0.01%
2001	417	$12.41	5,175	3.90	1.25% to 1.40%	2.28%
2000	343	$12.13	4,159	*	*	*
Fidelity® VIP *Asset Manager*[SM]						
2003	369	$11.56 to $16.18	5,491	3.48	1.25% to 1.40%	16.32% to 16.53%
2002	391	$9.92 to $13.91	5,092	3.86	1.25% to 1.40%	-10.01% to -9.87%
2001	428	$11.01 to $15.46	6,147	5.71	1.25% to 1.40%	-5.44% to -5.30%
2000	438	$11.62 to $16.35	6,672	*	*	*

55

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP Contrafund®						
2003	1,349	$10.12 to $20.96	$ 26,252	0.44 %	1.00% to 1.40%	26.65% to 27.30%
2002	1,431	$7.95 to $16.55	22,088	0.88	1.00% to 1.40%	-10.62% to -10.25%
2001	1,631	$8.86 to $18.52	28,132	3.67	1.00% to 1.40%	-13.48% to -9.81%
2000	1,941	$9.82 to $21.40	38,834	*	*	*
Fidelity® VIP Equity-Income						
2003	2,298	$10.76 to $18.22	38,898	1.70	1.00% to 1.40%	28.49% to 29.02%
2002	2,485	$8.34 to $14.18	32,897	1.80	1.00% to 1.40%	-18.11% to -17.77%
2001	2,801	$10.14 to $17.31	45,509	6.50	1.00% to 1.40%	-6.30% to 2.48%
2000	2,821	$9.90 to $18.47	49,034	*	*	*
Fidelity® VIP Growth						
2003	2,757	$7.32 to $15.97	29,686	0.24	1.00% to 1.40%	31.01% to 31.65%
2002	2,474	$5.56 to $12.19	22,175	0.25	1.00% to 1.40%	-31.09% to -30.80%
2001	2,207	$8.04 to $17.69	31,764	7.38	1.00% to 1.40%	-18.81% to -18.48
2000	1,925	$9.86 to $21.79	39,717	*	*	*
Fidelity® VIP High Income						
2003	1,216	$8.44 to $11.34	12,642	6.01	1.25% to 1.40%	25.44% to 25.78%
2002	790	$6.71 to $9.04	6,897	11.08	1.25% to 1.40%	2.00% to 2.15%
2001	945	$6.57 to $8.86	7,979	17.37	1.25% to 1.40%	-12.98% to -12.85%
2000	1,106	$7.54 to $10.18	10,694	*	*	*
Fidelity® VIP Index 500						
2003	1,473	$11.04 to $18.83	25,584	1.36	1.25% to 1.40%	26.63% to 26.75%
2002	1,512	$8.71 to $14.87	20,521	1.36	1.25% to 1.40%	-23.34% to -23.22%
2001	1,830	$11.34 to $19.40	32,591	1.19	1.25% to 1.40%	-13.34% to -13.20%
2000	2,149	$13.07 to $22.38	44,133	*	*	*

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP Investment Grade Bond						
2003	41	$15.58	$ 636	3.93 %	1.40%	3.73%
2002	46	$15.02	686	4.49	1.40%	8.80%
2001	67	$13.81	919	5.53	1.25% to 1.40%	6.94%
2000	75	$12.91	963	*	*	*
Fidelity® VIP Overseas						
2003	242	$10.24 to $13.56	3,114	0.74	1.25% to 1.40%	41.40% to 41.63%
2002	251	$7.23 to $9.59	2,309	0.83	1.25% to 1.40%	-21.40% to -21.28%
2001	244	$9.19 to $12.20	2,834	14.13	1.00% to 1.40%	-22.28% to -22.16%
2000	279	$11.80 to $15.70	4,168	*	*	*
ING VP Balanced						
2003	1,092	$10.24 to $17.64	13,216	1.95	1.00% to 1.40%	17.21% to 17.70%
2002	919	$8.70 to $15.05	10,006	0.98	1.00% to 1.40%	-11.56% to -11.20%
2001	737	$9.80 to $17.02	9,754	6.16	1.00% to 1.40%	-5.56% to -5.17%
2000	474	$10.33 to $18.02	7,942	*	*	*
ING VP Bond						
2003	743	$13.57 to $15.17	11,032	1.87	1.25% to 1.40%	4.84% to 4.95%
2002	1,064	$12.93 to $14.47	15,106	3.62	1.25% to 1.40%	6.82% to 6.98%
2001	784	$12.09 to $13.55	10,374	6.63	1.00% to 1.40%	7.22% to 7.38%
2000	568	$11.26 to $12.64	7,033	*	*	*
ING VP Emerging Markets						
2003	20	$9.65	190	-	1.40%	45.11%
2002	25	$6.65	164	-	1.40%	-10.60%
2001	42	$7.43	313	21.63	1.25% to 1.40%	-11.68%
2000	53	$8.42	446	*	*	*

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Money Market						
2003	1,630	$10.96 to $12.58	$ 19,909	2.08 %	1.00% to 1.40%	-0.55% to -0.09%
2002	2,909	$10.97 to $12.65	35,752	3.44	1.00% to 1.40%	0.20% to 0.61%
2001	2,991	$10.91 to $12.62	36,764	4.11	1.00% to 1.40%	1.41% to 2.63%
2000	2,417	$10.76 to $12.32	29,041	*	*	*
ING VP Natural Resources						
2003	28	$14.94	423	-	1.40%	28.68%
2002	33	$11.61	383	0.18	1.40%	-3.47%
2001	42	$12.02	506	-	1.25% to 1.40%	-17.12%
2000	51	$14.51	742	*	*	*
ING JPMorgan Fleming International						
2003	160	$10.19 to $10.71	1,701	1.01	1.25% to 1.40%	27.65% to 27.85%
2002	176	$7.97 to $8.39	1,470	0.62	1.25% to 1.40%	-19.23% to -19.10%
2001	141	$9.86 to $10.38	1,456	24.41	1.00% to 1.40%	-27.96% to -27.84%
2000	111	$13.66 to $14.42	1,602	*	*	*
ING MFS Capital Opportunities						
2003	290	$10.64 to $11.16	3,225	0.19	1.25% to 1.40%	26.24% to 26.37%
2002	453	$8.42 to $8.84	3,984	-	1.25% to 1.40%	-31.14% to -31.04%
2001	456	$12.20 to $12.84	5,817	16.63	1.00% to 1.40%	-25.82% to -25.70%
2000	681	$16.42 to $17.30	11,714	*	*	*
ING MFS Research Equity						
2003	828	$8.74 to $9.61	7,314	0.56	1.25% to 1.40%	23.27% to 23.36%
2002	1,026	$7.09 to $7.79	7,353	0.19	1.25% to 1.40%	-25.95% to -25.83%
2001	1,315	$9.57 to $10.50	12,718	20.94	1.00% to 1.40%	-22.00% to -21.88%
2000	1,567	$12.27 to $13.44	19,399	*	*	*

58

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Salomon Brothers Aggressive Growth						
2003	1,311	$5.63 to $9.03	$ 11,703	- %	1.00% to 1.40%	36.20% to 36.65%
2002	1,450	$4.12 to $6.63	9,494	-	1.00% to 1.40%	-36.21% to -35.95%
2001	1,978	$6.43 to $10.40	20,338	6.42	1.00% to 1.40%	-26.26% to -25.96%
2000	2,360	$8.68 to $14.10	32,921	*	*	*
ING T. Rowe Price Growth Equity						
2003	1,115	$9.42 to $17.89	19,372	0.15	1.00% to 1.40%	29.17% to 29.57%
2002	1,207	$7.27 to $13.85	16,326	0.18	1.00% to 1.40%	-24.37% to -20.23%
2001	1,421	$12.80 to $18.32	25,447	15.48	1.00% to 1.40%	-11.48% to -11.35%
2000	1,650	$14.43 to $20.69	33,378	*	*	*
ING VP Strategic Allocation Balanced						
2003	70	$10.73 to $15.22	1,035	1.13	1.25% to 1.40%	17.80% to 18.04%
2002	47	$9.09 to $12.92	554	2.39	1.25% to 1.40%	-10.81% to -10.67%
2001	52	$10.18 to $14.48	675	2.79	1.00% ro 1.40%	-8.30% to -8.16%
2000	56	$11.08 to $15.79	801	*	*	*
ING VP Strategic Allocation Growth						
2003	74	$10.18 to $15.47	1,094	1.11	1.25% to 1.40%	22.58% to 22.80%
2002	58	$8.29 to $12.62	710	2.15	1.25% to 1.40%	-14.97% to -14.84%
2001	64	$9.73 to $14.84	914	1.58	1.00% to 1.40%	-12.79% to -12.65%
2000	83	$11.14 to $17.02	1,319	*	*	*
ING VP Strategic Allocation Income						
2003	109	$11.61 to $15.35	1,648	2.37	1.25% to 1.40%	12.04% to 12.17%
2002	115	$10.35 to $13.70	1,561	2.72	1.25% to 1.40%	-5.69% to -5.54%
2001	143	$10.95 to $14.52	2,048	3.63	1.00% to 1.40%	-3.75% to -3.60%
2000	104	$11.36 to $15.09	1,581	*	*	*

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Growth and Income						
2003	977	$7.04 to $13.88	$ 11,684	- %	1.00% to 1.40%	24.37% to 24.82%
2002	1,131	$5.64 to $11.16	10,865	0.83	1.00% to 1.40%	-26.04% to -25.74%
2001	1,285	$7.59 to $15.10	17,195	0.62	1.00% to 1.40%	-19.55% to -15.90%
2000	1,435	$9.03 to $18.77	23,995	*	*	*
ING VP Global Science and Technology						
2003	784	$3.67 to $3.73	2,897	-	1.00% to 1.40%	43.36% to 44.02%
2002	293	$2.56 to $2.59	756	-	1.00% to 1.40%	-42.10% to -41.87%
2001	166	$4.42 to $4.45	735	-	1.00% to 1.40%	-24.04% to -23.75%
2000	41	$5.82 to $5.84	238	*	*	*
ING VP Growth						
2003	368	$6.45 to $13.36	3,073	-	1.00% to 1.40%	28.46% to 29.00%
2002	351	$5.00 to $10.40	2,359	-	1.00% to 1.40%	-29.94% to -29.65%
2001	348	$7.11 to $14.84	3,638	10.59	1.00% to 1.40%	-28.09% to -27.79%
2000	363	$9.84 to $20.64	6,861	*	*	*
ING VP Index Plus LargeCap						
2003	1,638	$8.03 to $16.78	16,152	1.05	1.00% to 1.40%	24.39% to 24.88%
2002	1,296	$6.43 to $13.49	10,983	0.23	1.00% to 1.40%	-22.63% to -22.31%
2001	905	$8.25 to $17.44	11,476	4.80	1.00% to 1.40%	-14.84% to -14.48%
2000	649	$9.68 to $20.48	12,035	*	*	*
ING VP Index Plus MidCap						
2003	4	$14.31	63	-	1.00%	31.04%
2002	4	$10.92	45	0.41	1.00%	-12.97%
2001	3	$12.54	39	8.59	1.00%	**
2000	**	**	**	**	**	**

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Index Plus SmallCap						
2003	3	$13.85	$ 37	- %	1.00%	34.86%
2002	3	$10.27	28	0.14	1.00%	-14.07%
2001	2	$11.95	32	10.40	1.00%	**
2000	**	**	**	**	**	**
ING VP International Equity						
2003	64	$6.87 to $8.15	492	1.03	1.00% to 1.40%	30.32% to 30.61%
2002	46	$5.26 to $6.25	281	0.22	1.00% to 1.40%	-27.71% to -27.41%
2001	46	$7.24 to $8.63	383	0.09	1.00% to 1.40%	-24.95% to -24.64%
2000	59	$9.61 to $11.48	676	*	*	*
ING VP Small Company						
2003	940	$12.67 to $19.42	15,188	0.25	1.00% to 1.40%	35.52% to 36.09%
2002	676	$9.31 to $14.33	8,445	0.64	1.00% to 1.40%	-24.30% to -23.99%
2001	507	$12.25 to $18.93	9,047	3.07	1.00% to 1.40%	2.54% to 2.96%
2000	455	$11.89 to $18.46	8,152	*	*	*
ING VP Value Opportunity						
2003	204	$9.08 to $16.37	3,076	0.79	1.00% to 1.40%	22.90% to 23.37%
2002	264	$7.36 to $13.32	3,282	0.50	1.00% to 1.40%	-27.00% to -26.70%
2001	390	$10.05 to $18.25	6,718	5.60	1.00% to 1.40%	-10.89% to -8.87%
2000	352	$11.02 to $20.48	6,820	*	*	*
Janus Aspen Series Balanced						
2003	710	$10.29 to $22.53	14,592	2.11	1.00% to 1.40%	12.43% to 12.83%
2002	968	$9.12 to $20.04	17,715	2.38	1.00% to 1.40%	-7.76% to -7.38%
2001	989	$9.84 to $21.72	19,636	2.54	1.00% to 1.40%	-6.05% to 0.72%
2000	1,104	$9.77 to $23.12	23,240	*	*	*

61

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Janus Aspen Series Flexible Income						
2003	342	$13.61 to $16.82	$ 5,518	4.16 %	1.25% to 1.40%	4.93% to 5.10%
2002	649	$12.95 to $16.03	10,027	4.31	1.25% to 1.40%	8.93% to 9.10%
2001	512	$11.87 to $14.72	7,279	5.65	1.00% to 1.40%	6.22% to 6.38%
2000	356	$11.16 to $13.86	4,666	*	*	*
Janus Aspen Series Growth						
2003	621	$6.61 to $16.46	9,545	0.08	1.00% to 1.40%	29.91% to 30.37%
2002	836	$5.07 to $12.67	9,846	-	1.00% to 1.40%	-27.54% to 1.52%
2001	1,166	$11.40 to $17.49	19,187	0.26	1.00% to 1.40%	-25.80% to -25.68%
2000	1,406	$15.34 to $23.57	31,014	*	*	*
Janus Aspen Series MidCap Growth						
2003	1,250	$5.04 to $14.12	10,449	-	1.00% to 1.40%	33.21% to 33.69%
2002	1,197	$3.77 to $10.60	8,360	-	1.00% to 1.40%	-28.95% to -28.65%
2001	1,243	$5.28 to $14.92	13,647	-	1.00% to 1.40%	-40.31% to -40.06%
2000	1,110	$8.82 to $25.00	25,895	*	*	*
Janus Aspen Series Worldwide Growth						
2003	1,793	$7.14 to $18.99	28,342	1.05	1.00% to 1.40%	22.28% to 22.89%
2002	2,310	$5.81 to $15.53	30,978	0.83	1.00% to 1.40%	-26.55% to -26.24%
2001	2,897	$7.88 to $21.14	54,632	0.44	1.00% to 1.40%	-23.53% to -23.22%
2000	3,253	$10.27 to $27.65	84,022	*	*	*
MFS ® Global Governments						
2003	107	$12.66 to $12.97	1,384	7.39	1.25% to 1.40%	8.81% to 9.04%
2002	95	$11.61 to $11.92	1,134	2.57	1.25% to 1.40%	6.89% to 7.05%
2001	50	$10.85 to $11.15	559	3.16	1.25% to 1.40%	3.28% to 3.43%
2000	61	$10.49 to $10.80	651	*	*	*

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
MFS® Total Return						
2003	1,102	$13.59 to $17.79	$ 18,622	1.78 %	1.25% to 1.40%	14.70% to 14.88%
2002	1,217	$11.83 to $15.51	17,806	1.87	1.25% to 1.40%	-6.50% to -6.35%
2001	1,281	$12.63 to $16.59	20,066	5.25	1.25% to 1.40%	-1.17% to -1.01%
2000	1,070	$12.76 to $16.78	16,787	*	*	*
Oppenheimer Aggressive Growth						
2003	357	$10.38 to $12.80	4,366	-	1.25% to 1.40%	23.79% to 24.01%
2002	302	$8.37 to $10.34	2,987	0.68	1.25% to 1.40%	-28.80% to -28.69%
2001	400	$11.74 to $14.52	5,569	15.42	1.25% to 1.40%	-32.24% to -32.14%
2000	474	$17.30 to $21.42	9,743	*	*	*
Oppenheimer Global Securities						
2003	956	$12.02 to $19.74	14,349	0.59	1.00% to 1.40%	41.00% to 41.58%
2002	656	$8.49 to $14.00	7,124	0.52	1.00% to 1.40%	-23.23% to -22.91%
2001	376	$11.01 to $18.23	5,455	8.61	1.00% to 1.40%	-13.28% to -12.92%
2000	308	$12.65 to $21.02	6,287	*	*	*
Oppenheimer Main Street						
2003	672	$9.75 to $12.63	7,918	0.89	1.25% to 1.40%	25.05% to 25.16%
2002	665	$7.79 to $10.10	6,276	0.78	1.25% to 1.40%	-19.94% to -19.81%
2001	788	$9.71 to $12.62	9,280	0.55	1.25% to 1.40%	-11.43% to -11.29%
2000	886	$10.95 to $14.25	11,851	*	*	*

ING INSURANCE COMPANY OF AMERICA
VARIABLE ANNUITY ACCOUNT I
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Oppenheimer Strategic Bond						
2003	575	$13.20 to $14.29	$ 8,115	6.39 %	1.00% to 1.40%	16.46% to 16.81%
2002	460	$11.30 to $12.27	5,664	6.30	1.00% to 1.40%	5.94% to 6.37%
2001	364	$10.62 to $11.58	4,138	5.71	1.00% to 1.40%	1.72% to 3.52%
2000	317	$10.33 to $11.21	3,479	*	*	*

*   Not provided for 2000.

**   As this investment Division was not available until 2001, this data is not meaningful and therefore is not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense charge, plus the annual administrative charge, as defined in Note 3. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

ING INSURANCE COMPANY OF AMERICA
(A wholly-owned subsidiary of ING Life Insurance and Annuity Company)

Index to Financial Statements

Report of Independent Auditors

The Board of Directors
ING Insurance Company of America

We have audited the accompanying balance sheets of ING Insurance Company of America as of December 31, 2003 and 2002, and the related income statements, statements of changes in shareholder's equity, and statements of cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ING Insurance Company of America as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, the Company changed its accounting for goodwill and other intangible assets effective January 1, 2002.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 22, 2004

ING Insurance Company of America
(A wholly-owned subsidiary of ING Life Insurance and Annuity Company)
Income Statements
(Millions)

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Revenues:			
Fee income	$ 6.7	$ 8.5	$ 14.6
Net investment income	6.6	6.7	9.9
Net realized capital gains (losses)	2.3	(2.4)	0.9
Total revenue	15.6	12.8	25.4
Benefits, losses and expenses:			
Benefits:			
Interest credited and other benefits to policyholders	0.3	4.0	7.2
Underwriting, acquisition, and insurance expenses:			
General expenses	1.9	2.2	0.8
Commissions	1.8	2.1	2.4
Policy acquisition costs deferred	(0.3)	(0.8)	(1.0)
Amortization:			
Deferred policy acquisition costs and value of business acquired	3.6	10.6	4.8
Goodwill	-	-	2.6
Total benefits, losses and expenses	7.3	18.1	16.8
Income (loss) before income taxes and cumulative effect of change in accounting principle	8.3	(5.3)	8.6
Income tax expense (benefit)	2.0	(2.0)	3.7
Income (loss) before cumulative effect of change in accounting principle	6.3	(3.3)	4.9
Cumulative effect of change in accounting principle	-	(101.8)	-
Net income (loss)	$ 6.3	$ (105.1)	$ 4.9

The accompanying notes are an integral part of these financial statements.

ING Insurance Company of America
(A wholly-owned subsidiary of ING Life Insurance and Annuity Company)
Balance Sheets
(Millions, except share data)

	As of December 31,	
	2003	**2002**
Assets:		
Investments:		
Fixed maturities, available for sale, at fair value		
(amortized cost of $127.9 at 2003 and $121.6 at 2002)	$ 133.1	$ 129.6
Cash and cash equivalents	4.8	5.2
Accrued investment income	1.3	1.5
Deferred policy acquisition costs	0.9	1.2
Value of business acquired	31.6	34.2
Other assets	19.7	14.5
Assets held in separate accounts	660.7	622.0
Total assets	$ 852.1	$ 808.2
Liabilities and Shareholder's Equity		
Policy liabilities and accruals:		
Other policyholders' funds	$ 86.6	$ 91.1
Current income taxes	1.7	2.1
Deferred income taxes	7.9	6.3
Other liabilities	2.6	0.8
Liabilities related to separate accounts	660.7	622.0
Total liabilities	759.5	722.3
Shareholder's equity:		
Common stock (35,000 shares authorized; 25,500 issued		
and outstanding, $100 per share per value)	2.5	2.5
Additional paid-in capital	181.2	181.2
Accumulated other comprehensive income	2.2	1.8
Retained deficit	(93.3)	(99.6)
Total shareholder's equity	92.6	85.9
Total liabilities and shareholder's equity	$ 852.1	$ 808.2

The accompanying notes are an integral part of these financial statements.

ING Insurance Company of America
(A wholly-owned subsidiary of ING Life Insurance and Annuity Company)
Statements of Changes in Shareholder's Equity
(Millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at December 31, 2000	$ 2.5	$ 181.3	$ 0.2	$ 0.6	$ 184.6
Comprehensive income:					
Net income	-	-	-	4.9	4.9
Other comprehensive income net of tax:					
Unrealized gain on securities ($1.7 pretax)	-	-	1.1	-	1.1
Comprehensive income					6.0
Return of capital	-	(0.4)	-	-	(0.4)
Balance at December 31, 2001	2.5	180.9	1.3	5.5	190.2
Comprehensive income:					
Net loss	-	-	-	(105.1)	(105.1)
Other comprehensive income net of tax:					
Unrealized gain on securities ($0.8 pretax)	-	-	0.5	-	0.5
Comprehensive loss					(104.6)
SERP - transfer	-	0.3	-	-	0.3
Balance at December 31, 2002	2.5	181.2	1.8	(99.6)	85.9
Comprehensive income:					
Net income	-	-	-	6.3	6.3
Other comprehensive income net of tax:					
Unrealized gain on securities ($0.6 pretax)	-	-	0.4	-	0.4
Comprehensive income					6.7
Balance at December 31, 2003	$ 2.5	$ 181.2	$ 2.2	$ (93.3)	$ 92.6

The accompanying notes are an integral part of these financial statements.

ING Insurance Company of America
(A wholly-owned subsidiary of ING Life Insurance and Annuity Company)
Statements of Cash Flows
(Millions)

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Cash Flows from Operating Activities:			
Net income (loss)	$ 6.3	$ (105.1)	$ 4.9
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Net amortization of discount on debt securities	0.2	-	-
Net realized capital (gain) losses	(2.3)	2.4	(0.9)
(Increase) decrease in accrued investment income	0.2	0.5	(0.4)
(Increase) decrease in deferred policy acquisition costs	0.3	(0.4)	3.8
(Increase) decrease in value of business acquired	2.6	10.2	-
Amortization of goodwill, net of adjustments	-	-	2.6
Goodwill impairment	-	101.8	-
Change in other assets and liabilities	(6.7)	7.3	1.3
Net change in amounts due to/from parent and affiliate	-	-	(0.3)
Provision for deferred income taxes	1.4	1.3	3.1
Other, net	-	0.1	-
Net cash provided by operating activities	$ 2.0	$ 18.1	$ 14.1
Cash Flows from Investing Activities:			
Proceeds from the sale of:			
Fixed maturities available for sale	192.0	117.2	67.6
Short-term investments	-	-	2.8
Investment maturities and collections of:			
Fixed maturities available for sale	14.3	15.9	12.1
Acquisition of investments:			
Fixed maturities available for sale	(210.3)	(128.1)	(71.3)
Other, net	(0.2)	0.7	-
Net cash provided by (used for) investing activities	(4.2)	5.7	11.2
Cash Flows from Financing Activities:			
Deposits and interest credited for investment contracts	7.7	8.0	6.3
Maturities and withdrawals from insurance contracts	(2.2)	(26.4)	(29.7)
Return of capital	-	-	(0.4)
Transfers from (to) separate accounts	(3.7)	0.4	(11.2)
Net cash provided by (used for) financing activities	1.8	(18.0)	(35.0)
Net increase (decrease) in cash and cash equivalents	(0.4)	5.8	(9.7)
Cash and cash equivalents, beginning of period	5.2	(0.6)	9.1
Cash and cash equivalents, end of period	$ 4.8	$ 5.2	$ (0.6)
Supplemental cash flow information:			
Income taxes (received) paid, net	$ 1.1	$ (1.3)	$ 0.3

The accompanying notes are an integral part of these financial statements.

1. Significant Accounting Policies

Principles of Consolidation

ING Insurance Company of America ("IICA," or the "Company"), formerly known as Aetna Insurance Company of America ("AICA"), is a provider of financial services in the United States. The Company is a wholly-owned subsidiary of ING Life Insurance and Annuity Company ("ILIAC"). ILIAC was a wholly-owned subsidiary of ING Retirement Holdings, Inc. ("HOLDCO"), which was a wholly-owned subsidiary of ING Retirement Services, Inc. ("IRSI"). IRSI was a wholly-owned subsidiary of Lion Connecticut Holdings, Inc. ("Lion") until March 30, 2003, which in turn was ultimately owned by ING Groep N.V. ("ING"), a financial services company based in The Netherlands. On March 30, 2003, a series of mergers occurred in the following order: IRSI merged into Lion, HOLDCO merged into Lion. As a result ILIAC is now a direct wholly-owned subsidiary of Lion.

On December 13, 2000, ING America Insurance Holdings, Inc., ("ING AIH") an indirect wholly-owned subsidiary of ING, acquired Aetna Inc., comprised of the Aetna Financial Services business, of which the Company is a part, and Aetna International businesses, for approximately $7,700.0 million. The purchase price was comprised of approximately $5,000.0 million in cash and the assumption of $2,700.0 million of outstanding debt and other net liabilities. In connection with the acquisition, Aetna Inc. was renamed Lion.

The Company has one operating segment, ING U.S. Financial Services ("USFS"), and all revenue reported by the Company comes from external customers.

Description of Business

The Company principally offers annuity contracts to individuals on a qualified and non-qualified basis and to employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403 and 408. The Company's products are offered primarily to individuals and employer-sponsored groups in the education market. The Company's products are generally sold through a managed network of broker/dealers and dedicated career agents.

Recently Adopted Accounting Standards

Accounting for Goodwill and Intangible Assets

During 2002, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("FAS No. 142"). The adoption of this standard resulted in an impairment loss of $101.8 million. The Company, in accordance with FAS No. 142, recorded the impairment loss retroactive to the first quarter of 2002; prior quarters of 2002 were restated accordingly. This impairment loss represented the entire carrying amount of goodwill, net of accumulated amortization. This impairment charge was shown as a change in accounting principle on the December 31, 2002 Income Statement.

Application of the nonamortization provision (net of tax) of the standard resulted in an increase in net income of $3.8 million for the twelve months ended December 31, 2002. Had the Company been accounting for goodwill under FAS No. 142 for all periods presented, the Company's net income would have been as follows:

(Millions)	Year ended December 31, 2001
Reported net income	$ 4.9
Add back goodwill amortization, net of tax	2.6
Adjusted net income	$ 7.5

Accounting for Derivative Instruments and Hedging Activities

In June 1998, the (FASB) issued FAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended and interpreted by FAS No. 137, *Accounting for Derivative Instruments and Hedging Activities*-Deferral of the Effective Date of FASB Statement 133, FAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities* - an Amendment of FASB No.133, and certain FAS No. 133 implementation issues. This standard, as amended, requires companies to record all derivatives on the balance sheet as either assets or liabilities and measure those instruments at fair value. The manner in which companies are to record gains or losses resulting from changes in the fair values of those derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. FAS No. 133 was effective for the Company's financial statements beginning January 1, 2001.

Adoption of FAS No. 133 did not have a material effect on the Company's financial position or results of operations given the Company's limited derivative holdings and embedded derivative holdings.

The Company utilizes, interest rate swaps, caps and floors, foreign exchange swaps and warrants in order to manage interest rate and price risk (collectively, market risk). These financial exposures are monitored and managed by the Company as an integral part of the overall risk management program. Derivatives are recognized on the balance sheet at their fair value. The Company chose not to designate its derivative instruments as part of hedge transactions. Therefore, changes in the fair value of the Company's derivative instruments are recorded immediately in the statements of income as part of realized capital gains and losses.

The Company occasionally purchases a financial instrument that contains a derivative that is "embedded" in the instrument. In addition, the Company's insurance products are reviewed to determine whether they contain an embedded derivative. The Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument or insurance product (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract and carried at fair value. However, in cases where the host contract is measured at fair value, with changes in fair value reported in current period earnings or the Company is unable to reliably identify and measure the embedded derivative for separation from its host contracts, the entire contract is carried on the balance sheet at fair value and is not designated as a hedging instrument.

The Derivative Implementation Group ("DIG") responsible for issuing guidance on behalf of the FASB for implementation of FAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* recently issued Statement Implementation Issue No. B36, *Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Credit Worthiness of the Obligor under Those Instruments* ("DIG B36"). Under this interpretation, modified coinsurance and coinsurance with funds withheld reinsurance agreements as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or total return debt index may be determined to contain embedded derivatives that are required to be bifurcated. The required date of adoption of DIG B36 for the Company was October 1, 2003. The Company completed its evaluation of DIG B36 and determined that it has no investment or insurance products that require implementation of the guidance, and therefore, the guidance did not impact Company's financial position, results of operations or cash flows.

Guarantees

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*," to clarify account and disclosure requirements relating to a guarantor's issuance of certain types of guarantees. FIN 45 requires entities to disclose additional information about certain guarantees, or groups of similar guarantees, even if the likelihood of the guarantor's having to make any payments under the guarantee is remote. The disclosure provisions are effective for financial statements for fiscal years ended after December 15, 2002. For certain guarantees, the interpretation also requires that guarantors recognize a liability equal to the fair value of the guarantee upon its issuance. This initial recognition and measurement provision is to be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has performed an assessment of its guarantees and believes that all of its guarantees are excluded from the scope of this interpretation.

Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation 46, *Consolidation of Variable Interest Entities, an Interpretation of ARB No.51* ("FIN 46") . In December 2003, the FASB modified FIN 46 to make certain technical revisions and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities ("VIE") and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited- liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate, but in which it has a significant variable interest.

At December 31, 2003, the Company held the following investments that, for purposes of FIN 46, were evaluated and determined to not require consolidation in the Company's financial statements:

Asset Type	Purpose	Book Value (1)	Market Value
Private Corporate Securities - synthetic leases; project financings; credit tenant leases	Investment Holdings	$ 3.0	$ 3.1
Commercial Mortgage Obligations (CMO)	Investment Holdings	26.3	26.2
Asset Backed Securities (ABS)	Investment Holdings	6.0	6.3
Commercial Mortgage Backed Securities (CMBS)	Investment Holdings	4.9	5.3

[1]Represents maximum exposure to loss except for those structures for which the Company also receives asset management fees.

New Accounting Pronouncements

In July 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 03-1, *Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts*, which the Company intends to adopt during first quarter 2004. The impact on the financial statements is not known at this time.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity of 90 days or less when purchased.

Investments

All of the Company's fixed maturity and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized gains and losses on these securities are included directly in shareholder's equity, after adjustment for related charges in deferred policy acquisition costs, value of business acquired, and deferred income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis in accordance with FAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Management considers the length of the time and the extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss accounted for as a realized loss.

Included in available-for-sale securities are investments that support experience-rated products. Experience-rated products are products where the customer, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum guarantees. Realized gains and losses on the sale of, as well as unrealized capital gains and losses on, investments supporting these products are included in other policyholders' funds. Realized capital gains and losses on all other investments are included in the Company's results of operations. Unrealized capital gains and losses on all other investments are reflected in shareholder's equity, net of related income taxes.

Purchases and sales of fixed maturities and equity securities (excluding private placements) are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

Fair values for fixed maturities are obtained from independent pricing services or broker/dealer quotations. Fair values for privately placed bonds are determined using a matrix-based model. The matrix-based model considers the level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. The fair values for equity securities are based on quoted market prices. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion value where applicable.

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

In September 2000, the FASB issued FAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. In accordance with this new standard, general account securities on loan are reflected on the Balance Sheet as "Securities pledged to creditors." The Company had no securities pledged to creditors at December 31, 2003 and 2002.

The investment in affiliated mutual funds represents an investment in ING Investment Management ("IIM") managed mutual funds by the Company, and is carried at fair value.

Mortgage loans on real estate are reported at amortized cost less impairment writedowns. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or to the loan's observable market price, or the fair value of the underlying collateral. The carrying value of the impaired loans is reduced by establishing a permanent writedown charged to realized loss.

Short-term investments, consisting primarily of money market instruments and other fixed maturities issues purchased with an original maturity of 91 days to one year, are considered available for sale and are carried at fair value, which approximates amortized cost.

The Company's use of derivatives is limited to economic hedging purposes. The Company enters into interest rate and currency contracts, including swaps, caps, and floors to reduce and manage risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held. Changes in the fair value of open derivative contracts are recorded in net realized capital gains and losses.

On occasion, the Company sells call options written on underlying securities that are carried at fair value. Changes in fair value of these options are recorded in net realized capital gains or losses.

Deferred Policy Acquisition Costs and Value of Business Acquired

Deferred policy acquisition costs ("DAC") is an asset, which represents certain costs of acquiring certain insurance business, which are deferred and amortized. These costs, all of which vary with and are primarily related to the production of new and renewal business, consist principally of commissions, certain underwriting and contract issuance expenses, and certain agency expenses. Value of business acquired ("VOBA") is an asset, which represents the present value of estimated net cash flows embedded in the Company's contracts, which existed at the time the Company was acquired by ING. DAC and VOBA are evaluated for recoverability at each balance sheet date and these assets would be reduced to the extent that gross profits are inadequate to recover the asset.

The amortization methodology varies by product type based upon two accounting standards: FAS No. 60, *Accounting and Reporting by Insurance Enterprises* ("FAS No. 60") and FAS No. 97, *Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and Realized Gains and Losses from the sale of Investment* ("FAS No. 97").

Under FAS No. 60, acquisition costs for traditional life insurance products, which primarily include whole life and term life insurance contracts, are amortized over the premium payment period in proportion to the premium revenue recognition.

Under FAS No. 97, acquisition costs for universal life and investment-type products, which include universal life policies and fixed and variable deferred annuities, are amortized over the life of the blocks of policies (usually 25 years) in relation to the emergence of estimated gross profits from surrender charges, investment margins, mortality and expense fees, asset-based fee income, and actual realized gains (losses) on investments. Amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised.

DAC and VOBA are written off to the extent that it is determined that future policy premiums and investment income or gross profits are not adequate to cover related expenses.

Activity for the years ended December 31, 2003, 2002 and 2001 within VOBA were as follows:

(Millions)		
Balance at December 31, 2000	$	58.7
Adjustment of allocation purchase price		(7.6)
Additions		0.2
Interest accrued at 7%		3.3
Amortization		(8.1)
Balance at December 31, 2001		46.5
Adjustment for unrealized gain (loss)		(2.1)
Additions		0.2
Amortization		(10.4)
Balance at December 31, 2002		34.2
Adjustment for unrealized gain (loss)		0.6
Interest accrued at 7%		1.7
Amortization		(4.9)
Balance at December 31, 2003	$	31.6

The estimated amount of VOBA to be amortized, net of interest, over the next five years is $6.8 million, $5.4 million, $4.1 million, $3.2 million and $2.6 million for the years 2004, 2005, 2006, 2007 and 2008, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

As part of the regular analysis of DAC/VOBA, at the end of third quarter of 2002, the Company unlocked its long-term rate of return assumptions. The Company reset long-term assumptions for the separate account returns to 9.0% (gross before fund management fees and mortality and expense and other policy charges), as of December 31, 2002, reflecting a blended return of equity and other sub-accounts. The initial unlocking adjustment in 2002 was primarily driven by the sustained downturn in the equity markets and revised expectations for future returns. During 2002, the Company recorded an acceleration of DAC/VOBA amortization totaling $3.5 million before tax, or $2.3 million, net of $1.2 million of federal income tax benefit.

The Company has remained unlocked during 2003, and reset long-term assumptions for the separate account returns from 9.0% to 8.5% (gross before fund management fees and mortality and expense and other policy charges), as of December 31, 2003, maintaining a blended return of equity and other sub-accounts. The 2003 unlocking adjustment from the previous year was primarily driven by improved market performance. For the year ended December 31, 2003, the Company recorded a deceleration of DAC/VOBA amortization totaling $1.1 million before tax, or $0.7 million, net of $0.4 million of federal income tax expense.

Policy Liabilities and Accruals

Future policy benefits include reserves for universal life, immediate annuities with life contingent payouts and traditional life insurance contracts. Reserves for universal life products are equal to cumulative deposits less withdrawals and charges plus credited interest thereon. Reserves for traditional life insurance contracts represent the present value of future benefits to be paid to or on behalf of policyholders and related expenses less the present value of future net premiums.

Reserves for immediate annuities with life contingent payout contracts are computed on the basis of assumed investment yield, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by plan, year of issue and policy duration. Reserve interest rates range from 4.9% to 8.0% for all years presented. Investment yield is based on the Company's experience. Mortality and withdrawal rate assumptions are based on relevant Company experience and are periodically reviewed against both industry standards and experience.

Other Policyholders' funds include reserves for deferred annuity investment contracts and immediate annuities without life contingent payouts. Reserves on such contracts are equal to cumulative deposits less charges and withdrawals plus credited interest thereon (rates range from 3.0% to 8.7% for all years presented) net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. These reserves also include unrealized gains/losses related to FAS No. 115 for experience-rated contracts. Reserves on contracts subject to experience rating reflect the rights of policyholders, plan participants, and the Company.

Revenue Recognition

For certain annuity contracts, fee income for the cost of insurance, surrender expenses, and other fees are recorded as revenue as fee income. Other amounts received for these contracts are reflected as deposits and are not recorded as revenue. Related policy benefits are recorded in relation to the associated premiums or gross profit so that profits are recognized over the expected lives of the contracts. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected as an offsetting amount in both premiums and current and future benefits in the Income Statement.

Separate Account

Separate Account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractholders who bear the investment risk, subject, in some cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such policyholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company.

Separate Account assets supporting variable options under annuity contracts are invested, as designated by the policyholder or participant under a contract (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) in shares of mutual funds which are managed by its affiliates, or other selected mutual funds not managed by the Company.

Separate Account assets are carried at fair value. At December 31, 2003 and 2002, unrealized gains of $3.3 million and $2.7 million, respectively, after taxes, on assets supporting a guaranteed interest option are reflected in shareholder's equity.

Separate Account liabilities are carried at fair value, except for those relating to the guaranteed interest option. Reserves relating to the guaranteed interest option are maintained at fund value and reflect interest credited at rates ranging from 2.4% to 6.4% in 2003 and 3.0% to 7.3% in 2002.

Separate Account assets and liabilities are shown as separate captions in the Balance Sheets. Deposits, investment income and net realized and unrealized capital gains and losses of the Separate Accounts are not reflected in the Financial Statements (with the exception of realized and unrealized capital gains and losses on the assets supporting the guaranteed interest option). The Statements of Cash Flows do not reflect investment activity of the Separate Accounts.

Income Taxes

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

Deferred corporate tax is stated at the face value and is calculated for temporary valuation differences between carrying amounts of assets and liabilities in the balance sheet and tax bases based on tax rates that are expected to apply in the period when the assets are realized or the liabilities are settled.

Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. A deferred tax asset is recognized for the carryforward of unused tax losses to the extent that it is probable that future taxable profits will be available for compensation.

2. Investments

Fixed maturities available for sale as of December 31 were as follows:

2003	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
(Millions)								
U.S. government and government								
agencies and authorities	$	7.6	$	0.4	$	-	$	8.0
U.S. corporate securities:								
Public utilities		4.1		0.1		-		4.2
Other corporate securities		73.2		3.9		0.3		76.8
Total U.S. corporate securities		77.3		4.0		0.3		81.0
Foreign securities:								
Other		9.0		0.6		-		9.6
Total foreign securities		9.0		0.6		-		9.6
Mortgage-backed securities		26.3		0.2		0.3		26.2
Other asset-backed securities		7.7		0.6		-		8.3
Total fixed maturities	$	127.9	$	5.8	$	0.6	$	133.1
2002								
(Millions)								
U.S. government and government								
agencies and authorities	$	27.9	$	1.1	$	-	$	29.0
U.S. corporate securities:								
Public utilities		6.2		0.2		0.2		6.2
Other corporate securities		50.4		4.5		0.1		54.8
Total U.S. corporate securities		56.6		4.7		0.3		61.0
Foreign securities:								
Other		8.4		0.7		-		9.1
Ttoal foreign securities		8.4		0.7		-		9.1
Mortgage-backed securities		22.0		1.3		-		23.3
Other assets-backed securities		6.7		0.5		-		7.2
Total fixed maturities	$	121.6	$	8.3	$	0.3	$	129.6

At December 31, 2003 and 2002, net unrealized appreciation of $5.2 million and $8.0 million, respectively, on available-for-sale fixed maturities (including fixed maturities pledged to creditors in 2002) included $5.1 million and $7.3 million, respectively, related to experience-rated contracts, which were not reflected in shareholder's equity but in other policyholders' funds.

The aggregate unrealized losses and related fair values of investments with unrealized losses as of December 31, 2003, are shown below by duration:

	Unrealized Loss		Fair Value
(Millions)			
Duration category:			
Less than six months below cost	$	0.1	$	16.4
More than six months and less than twelve months below cost		0.5		29.4
Fixed maturities	$	0.6	$	45.8

The losses more than 6 months and less than 12 months in duration of $0.5 million are primarily related to interest rate movement or spread widening for other than credit-related reasons. Business and operating fundamentals are performing as expected.

The amortized cost and fair value of total fixed maturities for the year-ended December 31, 2003 are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called, or prepaid.

	Amortized Cost		Fair Value
(Millions)			
Due to mature:			
One year or less	$	8.2	$	8.5
After one year through five years		42.2		44.4
After five years through ten years		28.2		28.9
After ten years		10.4		11.5
Mortgage-backed securities		33.0		33.5
Other asset-backed securities		5.9		6.3
Fixed maturities	$	127.9	$	133.1

At December 31, 2003 and 2002, fixed maturities with fair values of $6.7 million and $6.5 million, respectively, were on deposit as required by regulatory authorities.

The Company did not have investments in equity securities at December 31, 2003 or 2002.

3.   Financial Instruments

Estimated Fair Value

The following disclosures are made in accordance with the requirements of FAS No. 107, *Disclosures about Fair Value of Financial Instruments*. FAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

FAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

Fixed Maturities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond. Fair values for privately placed bonds are determined through consideration of factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in their relevant market.

Cash and cash equivalents: The carrying amounts for these assets approximate the assets' fair value.

Investment contract liabilities (included in Other Policyholders' funds):

With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

Without a fixed maturity: Fair value is estimated as the amount payable to the policyholder upon demand. However, the Company has the right under such contracts to delay payment of withdrawals which may ultimately result in paying an amount different than that determined to be payable on demand.

The carrying values and estimated fair values of certain of the Company's financial instruments at December 31, 2003 and 2002 were as follows:

	2003		2002	
	Carrying Value	Fair Value	Carrying Value	Fair Value
(Millions)				
Assets:				
Fixed maturities	$ 133.1	$ 133.1	$ 129.6	$ 129.6
Cash and cash equivalents	4.8	4.8	5.2	5.2
Investment contract liabilities:				
With a fixed maturity	1.6	1.5	1.4	1.4
Without a fixed maturity	17.6	17.6	12.6	12.6

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

4. Net Investment Income

Sources of net investment income were as follows:

(Millions)	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Fixed maturities	$ 7.4	$ 7.9	$ 8.9
Cash equivalents	-	0.1	0.5
Other	-	-	1.0
Gross investment income	7.4	8.0	10.4
Less: investment expenses	0.8	1.3	0.5
Net investment income	$ 6.6	$ 6.7	$ 9.9

Net investment income includes amounts allocable to experience rated policyholders of $5.7 million, $2.8 million and $7.3 million, for the years ended December 31, 2003, 2002 and 2001, respectively. Interest credited to policyholders is included in current and future benefits.

5.   Dividend Restrictions and Shareholder's Equity

In conjunction with the sale of Aetna, Inc. to ING AIH, the Company was restricted from paying any dividends to its parent for a two year period from the date of sale without prior approval by the Insurance Commissioner of the State of Connecticut. This restriction expired on December 13, 2002. The Company did not pay dividends to its parent in 2003 and 2002.

The Insurance Departments of the State of Florida and the State of Connecticut (the "Department") recognize as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from generally accepted accounting principles accepted in the United States of America. Statutory net income was $5.0 million, $2.5 million and $1.1 million for the years ended December 31, 2003, 2002 and 2001, respectively. Statutory capital and surplus was $68.3 million and $63.7 million as of December 31, 2003 and 2002, respectively.

As of December 31, 2003, the Company does not utilize any statutory accounting practices, which are not prescribed by state regulatory authorities that, individually or in the aggregate, materially affect statutory capital and surplus.

6.   Capital Gains and Losses

Realized capital gains or losses are the difference between the carrying value and sale proceeds of specific investments sold.

Net realized capital gains of $1.6 million, $1.7 million and $1.3 million for the years ended December 31, 2003, 2002 and 2001, respectively, allocable to experience rated contracts, were deducted from net realized capital gains (losses) and an offsetting amount was reflected in Other policyholders' funds on the Balance Sheets. Net unamortized gains (losses) allocable to experienced rated policyholders were $1.3 million, $0.1 million and $(1.1) million at December 31, 2003, 2002 and 2001, respectively.

Proceeds from the sale of total fixed maturities and the related gross gains and losses (excluding those related to experience-related policyholders) were as follows:

(Millions)	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001	
Proceeds on sales	$	192.0	$	117.2	$	67.6
Gross gains		4.4		0.6		0.9
Gross losses		2.1		3.0		-

Changes in shareholder's equity related to changes in accumulated other comprehensive income (unrealized capital gains and losses on securities including securities pledged to creditors and excluding those related to experience-rated policyholders) were as follows:

(Millions)	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001	
Fixed maturities	$	(0.6)	$	0.4	$	-
Equity securities		-		-		0.1
Other		1.2		0.4		1.6
Subtotal		0.6		0.8		1.7
Less: Increase in deferred income taxes		0.2		0.3		0.6
Net changes in accumulated other comprehensive income	$	0.4	$	0.5	$	1.1

Net unrealized capital gains allocable to experience-rated contracts of $5.1 million and $7.3 million at December 31, 2003 and 2002, respectively, are reflected on the Balance Sheets in Other policyholders' funds and are not included in shareholder's equity. Shareholder's equity included the following accumulated other comprehensive income, which is net of amounts allocable to experience-rated policyholders:

(Millions)	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001	
Net unrealized capital gains:						
Fixed maturities	$	0.1	$	0.7	$	0.3
Other		3.3		2.1		1.7
		3.4		2.8		2.0
Less: deferred income taxes		1.2		1.0		0.7
Net accumulated other comprehensive income	$	2.2	$	1.8	$	1.3

Changes in accumulated other comprehensive income related to changes in unrealized gains (losses) on securities, including securities pledged to creditors (excluding those related to experience-rated policyholders) were as follows:

(Millions)	Year ended December 31, 2003		Year ended, December 31, 2002		Year ended, December 31, 2001	
Unrealized holding gains arising during						
the year (1)	$	0.6	$	0.8	$	1.7
Less: reclassification adjustment for gains						
and other items included in net						
income (2)		0.2		0.3		0.6
Net unrealized gains on securities	$	0.4	$	0.5	$	1.1

(1) Pretax unrealized holding gains arising during the year were $0.9 million, $1.3 million and $2.6 million for the years ended December 31, 2003, 2002 and 2001, respectively.
(2) Pretax reclassification adjustments for gains and other items included in net income were $0.3 million, $0.5 million and $0.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

7.   Income Taxes

The Company files a consolidated federal income tax return with its parent, ILIAC. The Company has a tax allocation agreement with ILIAC whereby the Company is charged by its parent for taxes it would have incurred were it not a member of the consolidated group and is credited for losses at the statutory tax rate.

Income taxes consist of the following:

(Millions)	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001	
Current taxes (benefits):						
Federal	$	(0.1)	$	(1.4)	$	1.6
State		-		0.2		-
Net realized capital gains		0.9		0.5		0.2
Total current taxes (benefits)		0.8		(0.7)		1.8
Deferred taxes (benefits):						
Federal		1.3		0.1		1.8
Net realized capital gains (losses)		(0.1)		(1.4)		0.1
Total deferred taxes (benefits)		1.2		(1.3)		1.9
Total	$	2.0	$	(2.0)	$	3.7

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes for the following reasons:

(Millions)	Year ended December 31, 2003		Year ended, December 31, 2002		Year ended, December 31, 2001	
Income (loss) before income taxes and						
cumulative effect of change in accounting						
principle	$	8.3	$	(5.3)	$	8.6
Tax rate		35%		35%		35%
Application of the tax rate		2.9		(1.9)		3.0
Tax effect of:						
State income tax, net of federal benefit		-		0.1		-
Excludable dividends		(0.6)		(0.3)		(0.2)
Goodwill amortization		-		-		0.9
Other, net		(0.3)		0.1		-
Income taxes (benefits)	$	2.0	$	(2.0)	$	3.7

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31 are presented below:

(Millions)	2003		2002	
Deferred tax assets:				
Insurance reserves	$	2.9	$	5.4
Deferred policy acquisition costs		1.4		1.9
Unrealized gains allocable to experience-rated contracts		1.8		2.5
Guaranty fund assessments		0.1		0.1
Other		0.6		0.1
Total gross assets		6.8		10.0
Deferred tax liabilities:				
Value of business acquired		11.0		12.7
Net unrealized capital gains		3.6		3.5
Other		0.1		0.1
Total gross liabilities		14.7		16.3
Net deferred tax liability	$	7.9	$	6.3

Net unrealized capital gains and losses are presented in shareholder's equity net of deferred taxes.

The Internal Revenue Service (the "Service") has completed examinations of the federal income tax returns of the Company through 1997. Discussions are being held with the Service with respect to proposed adjustments. Management believes there are adequate defenses against, or sufficient reserves to provide for, any such adjustments. The Service has commenced its examinations for the years 1998 through 2000.

8.   Benefit Plans

The Company utilizes the employees of ING and its affiliates, primarily ILIAC. Benefit charges to the Company for the years ended December 31, 2003, 2002 and 2001were not significant. There were no pension benefit charges allocated to the Company from the ING Americas Retirement Plan for 2003, 2002 or 2001. During 2003, the Company was not allocated charges related to the Supplemental ING Retirement Plan for Aetna Financial Services that covers certain employees of ING Life Insurance Company of America and its affiliates. During 2002, liabilities totaling $0.3 million were allocated to the Company related to the SERP. During 2003, 2002 or 2001, there were no matching contribution charges allocated to the Company from the ING Americas Savings Plan and ESOP.

9.   Related Party Transactions

Reciprocal Loan Agreement

The Company maintains a revolving loan agreement with ING AIH, a Delaware corporation and affiliate, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which became effective in June 2001 and expires on April 1, 2011, IICA can borrow up to 0.5% of its statutory admitted assets as of the prior December 31 from ING AIH. Interest on any IICA borrowings is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Under this agreement, IICA incurred an immaterial amount of interest expense for the years ended December 31, 2003, 2002 and 2001, respectively. At December 31, 2003 and 2002, IICA did not have any outstanding borrowings from ING AIH under this agreement.

Capital Transactions

The Company did not receive capital contributions in 2003, 2002 or 2001.

10.   Commitments and Contingent Liabilities

Leases

The Company occupies space that is leased by ILIAC or other affiliates. Expenses associated with these offices are allocated on a direct and indirect basis to the Company. Under the lease agreements, the Company incurred an immaterial amount of rent expense for the years ended December 31, 2003, 2002 and 2001, respectively.

Commitments

At December 31, 2003 and 2002, the Company had no commitments or contingent liabilities.

Litigation

The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.

Other Regulatory Matters

Like many financial services companies, certain U.S. affiliates of ING Groep N.V. have received informal and formal requests for information since September 2003 from various governmental and self-regulatory agencies in connection with investigations related to mutual funds and variable insurance products. ING has cooperated fully with each request.

In addition to responding to regulatory requests, ING management initiated an internal review of trading in ING insurance, retirement, and mutual fund products. The goal of this review has been to identify whether there have been any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel. This internal review is being conducted by independent special counsel and auditors. Additionally, ING reviewed its controls and procedures in a continuing effort to deter improper frequent trading in ING products. ING's internal reviews related to mutual fund trading are continuing.

The internal review has identified several arrangements allowing third parties to engage in frequent trading of mutual funds within our variable insurance and mutual fund products, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Most of the identified arrangements were initiated prior to ING's acquisition of the businesses in question. In each arrangement identified, ING has terminated the inappropriate trading, taken steps to discipline or terminate employees who were involved, and modified policies and procedures to deter inappropriate activity. While the review is not completed, management believes the activity identified does not represent a systematic problem in the businesses involved.

These instances included agreements (initiated in 1998) that permitted one variable life insurance customer of ReliaStar Life Insurance Company ("ReliaStar") to engage in frequent trading, and to submit orders until 4pm Central Time, instead of 4pm Eastern Time. ReliaStar was acquired by ING in 2000. The late trading arrangement was immediately terminated when current senior management became aware of it in 2002. ING believes that no profits were realized by the customer from the late trading aspect of the arrangement.

In addition, the review has identified five arrangements that allowed frequent trading of funds within variable insurance products issued by ReliaStar and by ING USA Annuity & Life Insurance Company; and in certain ING Funds. ING entities did not received special benefits in return for any of these arrangements, which have all been terminated. The internal review also identified two investment professionals who engaged in improper frequent trading in ING Funds.

ING will reimburse any ING Fund or its shareholders affected by inappropriate trading for any profits that accrued to any person who engaged in improper frequent trading for which ING is responsible. Management believes that the total amount of such reimbursements will not be material to ING or its U.S. business.

QUARTERLY DATA (UNAUDITED)

Restatement of Financial Information: During the quarterly period ended June 30, 2003, the Company incorrectly recorded investment income and realized capital gains related to Separate Accounts. The Company noted the effect of this error during the compilation of the December 31, 2003 financial statements and made the appropriate changes to the quarterly periods ended June 30, 2003 and September 30, 2003.

The following tables show the previously reported and restated amounts for each of the periods affected.

	First	Second	Third	Fourth
As Reported				
2003 Millions				
Total revenue	$ 4.7	$ 5.7	$ 3.8	$ 1.4
Income from continuing operations before income taxes	0.2	3.5	2.9	1.7
Less: Income tax expense	-	0.8	0.7	0.5
Income from continuing operations	0.2	2.7	2.2	1.2
Net income	$ 0.2	$ 2.7	$ 2.2	$ 1.2

	First	Second*	Third*	Fourth
As Restated				
2003 Millions				
Total revenue	$ 4.7	$ 5.0	$ 3.8	$ 2.1
Income from continuing operations before income taxes	0.2	2.8	3.0	2.3
Less: Income tax expense	-	0.5	0.8	0.7
Income from continuing operations	0.2	2.3	2.2	1.6
Net income	$ 0.2	$ 2.3	$ 2.2	$ 1.6

	First	Second	Third	Fourth
2002 Millions				
Total revenue	$ 4.8	$ 3.7	$ 3.2	$ 1.1
Income (loss) from continuing operations before income taxes	0.5	(1.4)	(3.4)	(1.0)
Less: Income tax expense (benefit)	0.1	(0.5)	(1.2)	(0.4)
Income (loss) from continuing operations	0.4	(0.9)	(2.2)	(0.6)
Cumulative effect of change in accounting principle	(101.8)	-	-	-
Net income (loss)	$ (101.4)	$ (0.9)	$ (2.2)	$ (0.6)

* Restated